Form 10-K, Exhibit 13
period 1993-12-31
AMP INC
filed 1994-03-31
CIK 6164

EX-13
                                                              ------

            AMP INCORPORATED ANNUAL REPORT 1993
                            to the extent specifically incorporated by reference into the Annual Report on Form 10-K for the year ended December 31, 1993

            [the front side of the fold-out page of
                Annual Report: the left column:]

No Boundaries

From sockets for next-generation semiconductor devices to printed circuit boards, networking units and electro-optic devices, AMP's involvement in electronics is steadily broadening as computer and communications technologies converge. Many new electronic systems are on the horizon -- including the much-publicized interactive, multimedia "Information Superhighway." Connections are increasingly critical to the performance of these systems. Building on our leadership in connectors, we are steadily expanding into total interconnection systems, related components, and connector-intensive assemblies. We see no boundaries in the spread of electronics into all facets of society, and in the opportunities for AMP arising from this pervasive growth.

            [the center column of the front side of
                     the fold-out page:]

CORPORATE PROFILE

    The world leader in electrical/electronic connection devices, AMP has an 18-19% market share in this $17-19 billion market. Headquartered in Harrisburg, PA, it employs 26,900 in 175 facilities in 36 countries. Well over 100,000 types and sizes of units, splices, connectors, cable and panel assemblies, networking units, sensors, switches, electro-optic devices, touch screen data entry systems, and application tooling (52,000 machines; millions of tools) are supplied to over 200,000 original electrical/electronic equipment makers -- and tens of thousands of customers who install and maintain equipment.

    Virtually all growth was achieved by serving growth markets, developing new products, and entering new markets -- acquisitions have not been a significant factor. New products continue at 15-20% of current sales. Total spending on research, development, and engineering (RD&E) is being maintained at a high rate (nearly 12% of sales) and has risen each year to $406 million in 1993.

    AMP is pursuing a two-fold strategy of widening its leadership in its core business of connectors while steadily diversifying into total interconnection systems, related components, and connector-intensive assemblies -- increasing the potential size of markets being addressed from nearly $20 billion to over $65 billion.

    Growth in the last 37 years from sales of $32 million in 1956 (when AMP became publicly owned) to $3.45 billion in 1993 (a 13% compound growth rate) has been directly linked to the growth of the electronics (12%) and electrical/transportation (7%) equipment industries. In the last ten years, a period of recessions, industry corrections, slower market growth, price erosion, and negative currency effects, AMP's compound growth rate was 8.6%
- -- well below the Company's goal for the rest of this decade.

            [the right column of the front side of
                    the fold-out page:]

Highlights

- -    Sales up 3% to record $3.45 billion

- -    Earnings up 3% to near-record $2.83/share

- -    Margins -- Operating 15.2%, pretax 14.1%, after tax 8.6%

- -    ROA 9.7%, ROE 14.8%

- -    Dividend up 5% in 1994 to indicated $1.68/share (41st annual increase)

- -    Shareholders' equity increased $113 million to $2.06 billion

- -    Barbara Hackman Franklin, former U.S. Commerce Secretary,
     elected to Board of Directors

- -    Henschel elected corporate secretary; Keizer, Peiffer,
     Ritter, Timashenka, Walker, Yohe named div. V.P.s;
     V.P. Gerhard Schmidt retired

- -    Capital spending $330 million, up from $312 million in 1992

- -    Over 600,000 sq. ft. added in U.S., Argentina, China,
     Singapore, Spain

- -    New subsidiaries formed in Czech Republic, India, Hungary,
     Poland, Turkey, and the Philippines

- -    Acquired Smart American Home Centers, ATM Div. of Net
     Express, Elf Atochem Sensors, JWP Businessland Japan, MCS Div. of Fischer & Porter, and Microwave Electronics Div. of COMSAT

- -    Made minority equity investments in LANart, MicroModule
     Systems, New Media, and WiSE Communications

- -    Formed subsidiaries ACSYS, Connectware, and Microwave Signal

- -    Formed more strategic business units

- -    Gained market share in all regions

- -    Highest customer satisfaction ratings

- -    ISO 9000 quality certification complete by mid-1994; MRP II
     Class A certification by late 1995

- -    ICCP Div. won top North Carolina quality award; one of final four for Malcolm Baldrige National Quality Award in manufacturing category

- -    Good growth expected in 1994

            [the reverse side of the fold-out page
                     of Annual Report:]

                                              HISTORICAL DATA
- ----------------------------------------------------------------------------------------------------------------------------
                         1993             1992            1991            1990            1989            1988
- ----------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
(dollars in millions
except per share data)

Net Sales....................... $3,450.6         $3,337.1        $3,095.0        $3,043.6        $2,796.6        $2,669.7

Gross Income....................  1,141.3          1,118.2         1,025.4         1,031.2           979.8           996.9

Selling, General
and Administrative
Expenses........................    616.6            584.9           555.6           543.4           505.2           467.0

Income From Operations..........    524.7            533.3           469.8           487.8           474.6           529.9

   Operating Margin (%).........     15.2             16.0            15.2            16.0            17.0            19.8

Interest Expense................    (19.5)           (29.5)          (41.6)          (38.3)          (21.6)          (16.2)

Other Income
(Deductions), Net...............    (19.3)           (24.7)           (4.6)           12.5             2.3            15.5

Income Before Income
Taxes...........................    485.9            479.1           423.6           462.0           455.3           529.2

   % of Sales...................     14.1             14.4            13.7            15.2            16.3            19.8

Income Taxes....................    189.3            188.8           163.9           174.9           174.4           210.1

Effective Tax Rate..............     39.0             39.4            38.7            37.9            38.3            39.7

Net Income......................    296.6            290.3           259.7           287.1           280.9           319.1

   % of Sales...................      8.6              8.7             8.4             9.4            10.0            12.0

Net Income Per Share <F1>.......    $2.83            $2.75           $2.45           $2.70           $2.63           $2.96

Cash Dividends..................    167.8            160.4           152.4           144.7           128.1           107.8

Cash Dividends Per
Share <F1><F2>..................    $1.60            $1.52           $1.44           $1.36           $1.20           $1.00

- ---------------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31
(dollars in millions
except per share data)

Working Capital................. $  892.0         $  768.7        $  738.0        $  665.2        $  711.7        $  700.9

Property, Plant and
Equipment, Net..................  1,245.1          1,178.8         1,180.2         1,121.5           953.8           894.6

Total Assets....................  3,117.9          3,005.1         3,006.9         2,928.6         2,529.8         2,375.5

   % Return on Assets <F3> .....      9.7              9.7             8.8            10.5            11.5            14.3

Long-Term Debt..................    131.0             42.9            53.0            61.1            69.5            82.8

Total Debt......................    314.6            353.8           389.7           439.7           284.0           224.8

Shareholders' Equity............  2,056.4          1,943.3         1,913.0         1,792.8         1,625.4         1,521.3

   % Return on Equity <F3> .....     14.8             15.1            14.0            16.8            17.9            22.2

   Shareholders' Equity
   (Book Value) Per Share.......   $19.60           $18.52          $18.04          $16.92          $15.27          $14.16

Backlog......................... $  493.0          $ 506.0         $ 525.0         $ 514.0         $ 489.0         $ 475.0

Number of Employees.............   26,900           25,100          25,000          24,700          24,400          24,100

Floor Space
(sq. ft. in millions)...........     10.1              9.5             9.2             9.2             9.0             9.0

Shares of Stock
Outstanding <F1>(millions)......    104.9            104.9           106.0           105.9           106.5           107.4
- --------------------------------------------------------------------------------------------------------------------------


Stock Price Range <F1>
   First Quarter.............61 3/8-54 5/8   68 3/4-56       54 3/4-40 7/8   53 5/8-42 1/8   49 3/8-41       54 1/4-40 1/2
   Second Quarter............63 7/8-59 1/8   63 1/2-53 1/2   55 1/2-47       55 1/4-46 7/8   44 1/8-40 1/4   52   -42 7/8
   Third Quarter.............67 1/4-59 3/4   61 3/4-52 5/8   55 3/4-50       52 1/4-38       47 1/4-40 1/2   52   -40 1/2
   Fourth Quarter............66 3/8-57       65 7/8-54 5/8   60    -47 5/8   46 1/8-39 3/8   47 1/2-40       45 3/4-40 5/8
   Stock Price/Earnings
   Ratio, High-Low <F4>......    24-19           25-19       24-17               20-14           19-15           18-14

   --------------------------------------------------------------------------------------------------------

                                1987             1986            1985            1984            1983
   --------------------------------------------------------------------------------------------------------
Stock Price Range <F1> (cont'd.)
   First Quarter.............55 3/8-36 1/8   42 1/2-33 3/8   37 7/8-29 3/4   39 1/2-30 3/4   28 3/4-22
   Second Quarter............61 1/4-50       45    -35 1/4   34 1/2-28 5/8   35 3/8-31 1/2   35 3/8-26 5/8
   Third Quarter.............71 1/2-55       42 1/4-32 7/8   35 1/2-29 3/8   38 1/2-26 1/8   36 1/8-30 1/2
   Fourth Quarter............70 1/4-34 1/8   40 5/8-35 5/8   37 1/2-27 1/2   34 1/2-28 5/8   39    -32 1/2
   Stock Price/Earnings
   Ratio, High-Low <F4>......    31-15           30-22           38-28           21-14           26-14
- ----------

<F1> Share data has been adjusted for the 3-for-1 stock split in 1984.
<F2> On January 26, 1994 a regular quarterly dividend of 42(cents symbol) per share was declared -- an indicated annual rate of
     $1.68 per share.
<F3> Computed on average total assets and shareholders' equity in each year.
<F4> High and low stock price divided by reported earnings per share for calendar year.




       [the right column of page 1 of Annual
        Report, including three pie charts:]

Diversification of AMP
  Worldwide Sales

1993
Geographic
(percent)
     [reference Appendix, 1)]

                       1993      1983      1973

- - United States          43        61        52

- - Europe                 31        22        31

- - Asia/Pacific           21        12        13

- - Americas                5         5         4



1993
Markets
(percent)
     [reference Appendix, 1)]

                            1993      1983      1973

- - Aerospace/Military           5         5         5
- - Industrial/Commercial       10        10        15
- - Communications              10        15         5
- - Computer/Office             20        30        20
- - Consumer Goods              10        10        20
- - Transportation/Electrical   30        20        20
- - Distribution,
  Construction, etc.          15        10        15



1993
Channels
(percent)
     [reference Appendix, 1)]

                       1993      1983      1973
- - Direct                 86        94        99
- - Distribution &
  Co-0p Affiliates       14         6         1

       [page 2 of Annual Report:]

                   TO OUR SHAREHOLDERS

(headline)
Excellence has no national boundaries

(text)
Redefining AMP as a world-class leader in the interconnection systems business continues to be an exciting and promising undertaking. Our global vision for the year 2000 and our achievements in 1993 energize us. The vision pins the growth of AMP to totally satisfying our customers, exploiting the still untapped potential of both our core connector business and the emerging strategic businesses, and earning the number one or two positions in all markets. Our challenge is to make the vision a global reality. As we meet that challenge, we remain strongly committed to those who have a stake in AMP:

    TO SHAREHOLDERS, we are committed to building the value of your investment in AMP through steady growth in earnings, dividends and stock value. We believe AMP sales and earnings can increase to more than one and one-half times the 6-9% growth rate expected for the connector industry. In addition, we are striving to achieve 18% pre-tax and better than 10% after-tax margins, as well as a 20% return on equity. Boosting the prospects of success in this regard are our strong balance sheet and very good cash flow.

    TO EMPLOYEES, we commit as senior management to growing the company worldwide, which will grow your career opportunities and financial rewards.

    TO CUSTOMERS, we commit to providing you with the highest quality products whenever you want them and wherever in the world you want them.

    TO LEADERS in countries where AMP operates, we commit to advancing your country and region's financial success through our profitability and long-term investments in your economies.

    TO ALL OF US who are concerned about the environment, we recommit to our long-standing policy against jeopardizing the environment in the name of profit.


    AMP can best fulfill these commitments by being an integrated global leader. Of course, AMP has been operating internationally since the early 1950s. Yet, to be truly global, to be truly world class, is different. No longer can we think of ourselves as a Harrisburg-based U.S. corporation reaching around the world. We must be borderless geographically and virtually limitless in business possibilities. Our major customers expect us to think globally; opportunities demand that we act globally.

    We know that to be world class requires new thinking. Just about every dimension of the company has to be reassessed, from product design to the environmental impact of those products, from how we exchange technology among countries to how we anticipate and capitalize on emerging markets, and from how much we standardize our systems globally to how much risk we should encourage. As we work through this thought process, we are committed to one principle: We refuse to serve up second best anywhere. When customers buy a product from AMP, whether they are in India, Hungary, China, Russia, the United States, Argentina or Brazil, our products will be of uniformly high quality and performance. To back up this claim, the quality systems at most of our locations worldwide have now been certified under the international standard, ISO 9000. By mid-1994, all should attain that goal. The more rigorous MRP (Manufacturing Requirements Planning) II, Class A rating should be reached at all locations in 1995. Conforming to ISO 9000 and MRP II requires a sizeable investment of capital and human resources but, inevitably, the result will be a bigger pipeline of orders.

    Customer satisfaction still drives our company. For overall customer satisfaction, AMP was number one for the third

       [narrative text on page 3 of Annual Report:]

consecutive year in independent surveys. Quality is a major ingredient in that satisfaction. In fact, quality now ranks above price, delivery and service in customer needs surveys. Our Integrated Circuit Connector Products Division set out to demonstrate their quality by pushing for the prestigious Malcolm Baldrige National Quality Award. ICCP earned one of four "manufacturing category" site visits and then turned to the North Carolina Annual Quality Award, for which they took top honors. Not just in North Carolina but everywhere we do business, we are measuring virtually every aspect of our performance. Continuous improvement is woven into the fabric of AMP. We call it our Plan for Excellence.

    Excellence has no national boundaries. Our global expansion builds on our core expertise and innovation in the connector business. That expertise and innovation can be found wherever AMP operates. We continue to extrapolate our engineering and manufacturing mastery of connector technology vertically and horizontally, finding new uses for connector products and new applications for interconnection systems, as well as providing a broader array of related products such as printed circuit boards, sensors, switches, and transceivers.

    Teaming with customers on product design and application is the lifeblood of our success. AMP has shown repeatedly that we can be a strategic global partner with virtually any manufacturing customer anywhere. We are determined to get in sync with more customers early in their design phase, and then to manufacture the product wherever they need it. To aid this effort, global account management is being introduced. Focusing an AMP marketing team on individual global customers should help us anticipate needs and respond quicker when and wherever those needs materialize.

    Speed is essential to the customer partnership. We are investing over $50 million to replace or upgrade systems that let us move even more rapidly from design to full manufacturability anywhere in the world -- and do so at a lower cost. Computerized, just-in-time systems have helped ship products to U.S. customers 95% on time in 1993. Our inventory turnover rate has significantly increased in recent years.

    Meeting customers' "time-to-market" and "time-to-volume" needs is quickly becoming a top priority that we are meeting successfully. In the electronics industry, determining when a customer will accept a new AMP product idea is, itself, uncertain, but calculating volume requirements can be very unpredictable. The sale of the many electronic products made by our customers is difficult to gauge. Few market analysts, for example, anticipated the boom in model 486 personal computer purchases in 1993. AMP thus needs enormous flexibility to respond to surges in high-volume orders.

    In 1993, we continued to be aggressive in locating manufacturing and sales operations where positive investment climates and growth economies exist. We expanded our ability to produce closer to customers' operations and markets. At the same time, our expansion capitalizes on the opportunities of the emerging business in local and regional markets. To serve the Indian market, for example, AMP has to manufacture in India -- and we are planning a second manufacturing plant there. The same is true in China, in Hungary and elsewhere. AMP is there. Since 1990, we have started subsidiaries in India, China, Hungary, the Philippines, Thailand, the Czech Republic, Poland and Turkey. Several more subsidiaries will follow in 1994.

       [narrative text on page 4 of Annual
            Report: the left column:]

Goals

- -    Provide customers with superior products and services

- -    Maintain undisputed leadership in the connector industry

- -    Provide complete interconnection systems and value-added
     assemblies

- -    Become a totally integrated global organization

- -    Implement the worldwide Plan for Excellence continuous
     improvement program

- -    Achieve full ISO 9000 and MRP II Class A certification

- -    Achieve a longer-term compound annual growth rate more than
     1 1/2 times better than the 6-9% expected growth rate of the connector industry and the markets we serve

- -    Achieve profitability of 18% pretax; 10% or better after tax

- -    Achieve return on average shareholders' equity of 20%

- -    Steadily build longer-term value for shareholders through
     adding economic value, dividend payments, and price appreciation

- -    Improve the business climate for AMP and other technology
     companies through a proactive external relations program

       [the center and right columns of page 4:]

    We have further enhanced our geographic reach and flexibility through a variety of business endeavors. Several dozen acquisitions, minority investments, joint ventures and other strategic alliances have surfaced in just three years. For example, to gain the lead in the fast-growing market for PCMCIA (Personal Computer Memory Card International Association) cards used in laptop computers, AMP holds a minority interest in a small design firm, joint development contracts with several semiconductor companies and a manufacturing subcontract with another company. Likewise, AMP stretches its expertise and market penetration through research consortia, research and development contracts, licensing, and marketing agreements.

    Geographic flexibility can work to our advantage when various economies and currencies turn soft. However, we can do little when, essentially, the world economy is soft, as it was in 1993. Despite our strong market share in some countries, we could not generate the sales and revenue growth we wanted from markets that simply were not growing. In addition, modest price erosion continued in most regions.

    The frustrating economic drag in 1993 forced us to ask what more we could do. We struggled with the answer, until we realized, once again, it was simple. Do more of what has made AMP world class: more globalizing of the business, more teaming among employees, more partnering with customers and suppliers, more investment in global research, development and engineering, even tighter financial controls -- and more risk-taking.

    As we push harder in these areas, we also push harder for increased and broader product sales. We also have forced down costs. In 1993, we learned even better ways to lower the cost of materials, upgrade distribution systems, boost productivity and improve quality.

    Corralling indirect costs is more of a challenge. They keep rising as a proportion of total costs. Included are employee benefits and training, environmental protection, regulatory compliance, safety and health, legal, insurance, marketing services, and administrative activities, as well as research, development and engineering. Likewise, depreciation and amortization have doubled over the last six years because we spent more on capital expenditures and acquisitions.

    We continued to strengthen our organization. At the board level we added Barbara Hackman Franklin, former U.S. Secretary of Commerce, who was named one of the top 50 corporate directors in

       [narrative text on page 5 of Annual
        Report: the left and center columns:]

1990. We also elected David Henschel as corporate secretary, and named six new divisional vice presidents -- Alan Keizer, Howard Peiffer, Carol Ritter, Paul Timashenka, Larry Walker, and Merrill Yohe. Corporate Vice President Gerhard Schmidt retired after 37 years of excellent service, the last five as head of our European operations.

    We expect good growth in sales and earnings in 1994. U.S. sales should grow at a similar or better rate than the 10% in 1993. We also expect strong growth in Canada, South America, and in Asia/Pacific outside of Japan. We expect European economic conditions to improve later this year. Although we may have to wait until 1995 for a pickup in the Japanese economy, we expect some sales growth in Japan in 1994 in local currency after a modest decline in 1993. Prospects look good for continued sales growth in 1995 as economic recovery spreads throughout the world. Assuming fairly constant currency rates, earnings could set a new high this year -- exceeding the $2.96/share in 1988.

    Our challenge for the future is an enviable one: how to capitalize on the upswing in the world's economic health, on the rapid-fire opportunities in the electronics industry, and the increasingly critical role of AMP interconnections in the performance of electrical and electronic equipment and systems. Our ability to deploy resources throughout world markets -- to work interdependently, ignoring geographic borders and organizational seams -- reflects a current strength that will be even more essential to our success as a world-class global leader. Focusing on worldwide opportunities and developing strategies to capitalize on these opportunities is fast becoming a trademark of AMP employees.

    We thank all AMP employees worldwide for your commitment to be the best. Thank you to our customers who demand excellence from us, and to our suppliers who enable us to achieve that excellence.

                             /s/ W. J. Hudson
                                 William J. Hudson
                                 President and
                                 Chief Executive Officer

                             /s/ J. E. Marley
                                 James E. Marley
                                 Chairman of the Board

                     Harrisburg, PA
                     March 1, 1994

       [the right column of page 5:]

Policies

- - Grow primarily through new products and markets

- - Broaden into total interconnection systems and value-added assemblies, while maintaining leadership in core connector business

- - Maintain a high level of technical spending; parallel development of products and application tooling

- - Maintain a "systems" marketing approach which emphasizes quality, service, and total installed cost of products to customers

- - Rely primarily on direct selling, supplemented by distributors and other channels responsive to customer buying preferences

- - Use a global approach to managing activities and meeting customer requirements

- - Fully empower, enable and develop employees through Plan for Excellence via leadership, organizational changes, communications, training and teaming approach

- - Use conservative financial/accounting policies and practices

- - Adhere to a written ethical conduct code

- - Maintain full compliance with and responsiveness to government, public, community requirements on environmental protection, conservation of resources, safety and health, and other business-related social/economic issues globally

       [narrative text on page 7 of Annual
        Report, together with the bottom
        picture and its caption: the left and
               center columns:]

                         OPERATIONS

(headline)
World-class performance is evidenced by national, state, customer recognition; external certifications; highest ratings on customer satisfaction surveys

(text)
    We continue to steadily strengthen and broaden our manufacturing capabilities. Capital expenditures rose to a near-record $330 million from $312 million in 1992. Over two-thirds was to expand capacity on existing and many new products, improve productivity and quality, and add new technical capabilities. We constructed, acquired, or enlarged a dozen facilities -- adding over 600,000 sq. ft. of floor area to a record 10.1 million sq. ft. New plants began operation in Argentina, China, and Singapore. Plants will soon start up in North Carolina, Hungary, and South Korea. Construction has begun on a large engineering facility in the Harrisburg area. Plans are underway for second plants in China and India, and for expansion in Great Britain, Japan, and Spain.

    Good progress on regional management of manufacturing resources, better methods and equipment, and higher quality is providing improved output per sq. ft. and per production employee, and reduced unit costs. Manufacturing employment increased 400 in 1993 to over 14,000 people utilizing 6.2 million sq. ft. in 93 plants in 20 countries. AMP's basic connector manufacturing capabilities -- high speed metal stamping, precision metal plating, plastic molding, automated assembly of small metal and plastic parts -- are being leveraged into related components and connector-intensive assemblies. For better use of assets and technical skills, certain AMP business units and subsidiaries have been designated "Regional Centers of Competency" in specific product/market categories. Acquisitions, equity investments, strategic alliances, and research consortiums are also providing access to new manufacturing technologies.

    During the 1980s we launched a series of programs to improve quality, productivity, delivery, service, engineering skills, and many other key aspects of our business. In early 1990 these successful programs came together under the Plan for Excellence -
- - a comprehensive program seeking continuous, never-ending improvement in all areas. It uses techniques such as "process mapping," "value analysis," and "best demonstrated practices." Extensive benchmarking is also being done to compare specific functions against other well performing companies.

    This rising emphasis on continuous improvement -- meeting ever-higher performance standards -- has led to:

- - On-time shipment on 150,000 U.S. orders/month up from 65% in 1987 to 95% in 1993

- - Warehousing, shipping, and other distribution costs reduced while handling higher volume with fewer people

- - Inventory turnover up significantly in recent years

- - Scrap rates, defects/million, error rates, returned materials down significantly

- - Response times on inquiries, order placement, and sample/literature requests sharply reduced, e.g., customer calls answered in less than five seconds

- - Stamping, plating, molding, assembly rates up several-fold in last decade

- - Greater use of proprietary computer based-systems -- including unique Scorecard and Supplier Performance Index reporting on key factors.

       [the bottom picture and its caption in
            the right column of page 7:]
                                       [reference Appendix, 4)]

       [narrative text on page 9 of Annual
        Report, together with middle and bottom
        pictures and their respective captions:
          the left and center columns:]

(headline)
Dramatic improvements made in on-time shipments, quality, productivity, and other key factors

(text)
    Confirmation of our progress includes hundreds of quality/service awards, approvals, and certifications. Formal third party awards and certifications have become much more important. Our Integrated Circuit Connector Products Division won the top quality award from the state of North Carolina, and was one of four entrants receiving a site visit for the Malcolm Baldrige National Quality Award. Our Williamstown/Tower City, PA facilities were in the top 15 in Industry Week's "10 best U.S. manufacturing plants" competition. Our Automotive/Consumer Business Group received a special award as best appliance industry supplier after winning the top spot for five consecutive years over 500 other suppliers. AMP was named best or outstanding by customers such as Abbott Laboratories, AT&T, Ford, GE, IBM, Northern Telecom, Raytheon, Siemens, and UNISYS. We now have nearly 60 quality management systems, covering almost 90% of production volume, certified to ISO (International Standards Organization) 9000 standards -- with the remaining systems to be done this year. We are on schedule toward a late 1995 goal on the much more rigorous MRP II Class A certification of manufacturing requirements planning systems.

    Most important in our drive for continuous improvement is far better use of human resources. This includes empowerment of people through delegation of more authority and responsibility, enablement through more training and development, organizational changes to reduce layers and speed decisions, employee teams to unleash creativity and "ownership" of the assigned function, pay linked to performance, recognition of outstanding achievements, and greater opportunity for transfer and advancement. Hundreds of product/project/task-oriented teams throughout the world are generating many thousands of improvement recommendations, shortening cycle times, reducing costs, and improving responsiveness. We are spending more on employee development and training, with a current goal of 40 hours minimum training per employee per year. Thousands of employees are involved in hundreds of courses, workshops, conferences, and related activities. Accompanying this is rising expenditures to provide employees with the equipment required to fully leverage their efforts -- tens of millions of dollars annually on the latest computers, communication systems, business machines, and engineering/scientific equipment.

    Environmental protection, recycling, packaging, safety, and health have become increasingly important in our business. We started an aggressive environmental program over ten years ago -- emphasizing preventive measures, audits, prompt and complete corrective action, heavy investment in the latest systems, and full reporting. Because of this, AMP has been widely recognized for its proactive program. AMP recently received the top environmental rating in the electrical equipment industry by the Council on Economic Priorities. In May 1993 we reached our goal of elimination of Class I ozone-depleting chemicals, and we are working steadily toward attainment of our zero discharge goal through installation of closed-loop systems, recycling systems, and other means. We are also redesigning product packaging and shipping containers to use less (and more environmentally friendly) materials, and facilitate recycling.

       [the middle and bottom pictures, and
        their respective captions, in the right
                 column of page 9:]
                                [reference Appendix, 5) and 6)]

       [narrative text on page 11 of Annual
        Report: the left and center columns:]

                            MARKETING

(headline)
Expansion into assemblies and related components expands market to over $65 billion.

(text)
    Worldwide sales rose 3% to a record $3.45 billion. Continued good growth in the U.S. (up 10%) and in the Americas (up 15%) was offset by recession-affected performance in Europe and Japan. Europe was up 1% in local currencies; down 10% in U.S. dollars. Asia/Pacific was up 2% in local currencies; up 11% in U.S. dollars. Through our thrust into related components and value-added assemblies, we are enlarging the potential size of the markets being addressed to over $65 billion. Our two-fold strategy of expanding our core connector business while carefully diversifying into logically related areas presents distinct marketing challenges. We serve over 250,000 customers in over 50 countries with over 500,000 part numbers in nearly 300 product families. Customers are steadily shrinking their supplier lists
- -- retaining only those few meeting ever-higher performance requirements. Multinational customers are using global sourcing contracts -- selecting only those suppliers meeting these rising requirements uniformly at hundreds of customer locations. The increasingly critical role of connectors in electrical/electronic system performance, growing implementation of just-in-time manufacturing systems, and more outsourcing and alliances require ever closer relationships between manufacturers and key suppliers.

    In this far more demanding environment, our strong marketing capabilities are playing a significant role in gaining market share and leveraging resources into related areas. We have:

- - The broadest product range by far in the connector industry -- from sockets for semiconductor devices to power connectors for buildings and utilities

- - Nearly 3,000 marketing and sales personnel throughout the world

- - A worldwide network of over 1,500 distributor locations (14% of sales)

- - A growing list of ACES (AMP Cooperative Electronic
  Subcontractors) who use AMP connectors to fabricate cable and panel assemblies

- - A growing fleet of AMPLIVERSAL sales vans that bring AMP products to maintenance and repair customers

- - A just-launched Global Account Management program to better serve our large multinational customers

- - A unique consulting service that provides computer simulation of proposed interconnection systems

- - Industry-first service innovations such as the Product Information Center and customer service departments (25,000 calls monthly); automated fax service (27,000 literature and drawing requests monthly); thousands of AMP engineering data computer disks used in customer CAD/CAM systems; Electronic Data Interchange order system now used on over half our U.S. sales; and customer support services (e.g., 24-hour turnaround on 98% of 400,000 sample requests in 1993).

    These and other innovative capabilities have led to market share gains and the top rating on customer satisfaction in independent customer surveys. Our expansion into related components and value-added assemblies, and renewed emphasis on markets such as the building and utility fields, pose new marketing challenges being met by specialized AMP marketing organizations, marketing alliances, and innovations such as demonstration vans, SMART HOUSE regional service centers, and new training services for networking/premises wiring customers.

       [narrative text on page 13 of Annual
        Report: the left and center columns:]

                           TECHNOLOGY

(headline)
Acquisitions and strategic alliances play a key role in our product/market diversification.

(text)
    For more than five decades AMP's growth has been driven by new products. Currently 15-20% of sales are new products introduced in the last five years; our near-term goal is 25%. In
1993 we added about two dozen new product families and 25,000 new product part numbers (100 per day).

    Total spending on all research, development, and engineering continued at nearly 12% of sales, and has risen each year in dollars. This high level of technical spending ($406 million in 1993; over $3 billion in the last ten years) has been the foundation -- the wellspring -- of our growth since the early years. From the introduction of the first successful pre-insulated terminals and splices for the aircraft and marine markets in the early 1940s, we have steadily broadened our product and market range. This continued strong commitment to expanding our technical capabilities has led to a steady stream of new products and patents.

    Although 148th on the Fortune 500 sales ranking, AMP is 20th among U.S. corporations and 50th worldwide in patents received in 1993. A recent study ranked AMP 24th in the world on "Technological Strength" based on the number and importance of patents. Today AMP has over 3,000 patents issued or pending in the U.S. and over 11,000 in 37 other countries. This extremely strong patent position, reflecting our diligence in both obtaining and defending our patents, is a crucial factor in our growth through new products.

    Only a few percent of current sales are from acquisitions, which have been made primarily to gain access to new technologies and markets, not to add significant immediate sales volume. However, we have recently stepped up the pace of acquisitions, minority interest investments, and strategic alliances. Most of this activity is being done through our Global Strategic Businesses Group, and is an essential part of our diversification into related components and value-added assemblies. By targeting large, emerging, fast-growing markets, we expect the new non-connector part of our business will grow much faster than our core connector business, and thus become a steadily increasing portion of total sales. However, the bulk of our technical spending will continue to be devoted to widening our leadership in the connector industry.

       [narrative text on page 14 of Annual
          Report: the right column:]

(headline)
AMP has the widest range of networking/premises wiring interconnection products of any manufacturer, and has also become a leading supplier of cable assemblies.

(text)
    Success in our aggressive drive to step up the creation of new products, strengthen our patent position, widen our leadership in our core connector business, and diversify into related components and assemblies rests squarely on a number of key technology factors.

    We are addressing, both in our core business and in our product and market diversification, the faster growing sectors and major trends in the electrical and electronic markets -- such as miniaturization, higher speed circuitry, networking, wireless transmission, electro-optics, conversion to digital, software integration with hardware, and the convergence of computer and communications technologies. For example, AMP sockets will be widely used to connect the far more powerful next-generation semiconductor devices now coming into use -- such as Intel Pentium (registered trademark symbol), DEC ALPHA (registered trademark symbol), and Apple/IBM/Motorola Power P.C. (registered trademark symbol) processors. Much of our technical efforts center around how AMP can play a growing role in the multimedia, interactive Information Superhighway of the near future.

       [narrative text on page 15 of Annual
        Report: the left and center columns:]

    We are using a rapidly widening range of resources to identify and participate in these sectors and trends. Our unique capabilities in connection technology are being leveraged by acquisitions, minority equity investment positions, joint ventures, alliances, research contracts, subcontracting, licensing, etc., with dozens of customers, suppliers and other companies, consortiums, universities, and research institutes. Increasingly, a company's success in an environment of intense global competition, higher performance, and accelerating rate of technological change depends as much on its network of external strategic relationships as on its internal capabilities. The new AMP of the 1990s is using its strong financial and technical resources to forge the steadily broader network of relationships essential to success in our ventures into new component and assembly areas. For example, the one-year-old business unit that has just entered the emerging PCMCIA card market has alliances with a half dozen semiconductor companies who are leaders in their specific fields.

    Recently we have taken a number of organizational actions to strengthen our internal technical capabilities -- such as formation of the Global Strategic Businesses Group, which now has nearly a dozen business units, and establishment of the Global Engineering and Manufacturing Assurance Department to coordinate worldwide efforts in such activities as best practices, value analysis, cycle-time reduction, and simultaneous engineering. We have also created hundreds of multidisciplinary technical teams, task forces, and steering committees. Our Global Quality organization coordinates very extensive activities in performance measurement, process mapping and benchmarking.

       [narrative text on page 17 of Annual
        Report: the left and center columns:]

(headline)
Our standards-setting capabilities are increasingly important.
Renewed emphasis on outdoor plant/utility markets.

(text)
    We are also steadily broadening our education, training, and professional development programs. Our unique AMP Engineering Education Program has now grown to 38 courses, and a cumulative total of 9,000 enrollments. New courses include a four-hour training unit, Design for the Environment, believed to be one of the first in the U.S. that is being taken by thousands of AMP employees to raise awareness of the environmental aspects of product, process, and packaging design. The new regional training center in Singapore will be followed by one in Europe.

    A top priority of the last few years is globalization of our activities to manage resources more effectively, bring products to market sooner, and better serve multinational customers. We have expanded corporate and regional staffs, transferred dozens of experienced people between regions, accelerated the implementation of our Plan for Excellence by our international companies, formed a number of global product and function-oriented teams and task forces, and are streamlining intercompany procedures. The goal is a "seamless" organization that identifies worldwide opportunities, then quickly and efficiently designs, produces, and markets products to meet global standards and customer requirements.

    AMP has become a leader in the development of industry standards. Product standards are rapidly evolving from country-based to a regional and worldwide basis, are broadening in scope, and are playing an increasingly important role in the development of new products. Recognizing this, we have greatly strengthened our standards activities -- building a strong corporate group of standards professionals and a global organization involving hundreds of AMP people in over 450 industry associations and standards-setting bodies. We have developed a unique training course that has gained significant customer and national recognition, and which will be the basis for a national program by the American National Standards Institute.

       [narrative text on page 18 of Annual
           Report: the right column:]


(headline)
AMP is the leader in application tooling. Over 60% of sales are tool and machine-applied products.

(text)
    Perhaps the most visible evidence of our commitment to excellence in technology on a global basis, along with the high level of annual technical spending, is our rising capital expenditures. We continue to equip the nearly 4,000 AMP scientists, engineers, technicians, and support personnel with the modern facilities and advanced equipment they need to be effective -- over 1.5 million sq. ft. of floor space and well over $100 million in equipment. We have the most extensive interconnection technology facilities in the world. During this decade we will spend over $50 million for a new, more powerful worldwide CAD/CAM/CAE computer workstation network system -- our third generation of equipment in the past 15 years. In recent years we have established advanced development centers in Europe and Japan. We have just broken ground for a 155,000 sq. ft. technical facility in the Harrisburg, PA area. Installation of a multimillion dollar global general communications network will soon be underway. A recent article on AMP, "Empowering People Through Technology," describes how we are leveraging AMP employees' efforts under the Plan for Excellence.

       [narrative text on page 19 of Annual
        Report: the left and center columns:]

    Application tooling has always played a key role in AMP's growth. Over 50% of AMP sales are products applied by the nearly 52,000 machines we have provided to customers to apply AMP products to wires, cables, printed circuit boards, and flexible circuitry. Another 10% of sales are products applied by the millions of AMP manual and power tools now in use. Several hundred AMP field service engineers throughout the world install this equipment, train customer personnel, and provide emergency service.

    In the past decade we have introduced over 150 new types of machines and tools ranging from hand tools for maintenance and repair to computer controlled machines that make thousands of connections per hour and continuously monitor the quality of the connections as they are being made. We are the leader -- with perhaps as many machines in use as the rest of the industry combined.

    As we get deeper into the networking/premises wiring market and step up our activity in the utility markets, we are expanding the role of our worldwide field service engineering force into providing much more customer training. In 1993 an estimated 20,000 customer personnel received training at AMP or customer facilities. AMP has always marketed products on the basis of total installed cost -- not product price alone -- and this approach is increasingly relevant as concerns for productivity, quality, and system performance continue to rise. Through this approach we can demonstrate that customers' warranty costs decrease.

    A new aspect in our drive to provide customers with lower total installed costs is a far more extensive customer training program on the steadily widening range of AMP products for the rapidly growing networking/premises wiring market. Another is our Source Reduction Program for packaging materials. Design changes on packaging of products sold in the U.S. reduced the materials usage by a million pounds in the fourth quarter of 1993 alone.

       [page 20 of Annual Report:]

              MANAGEMENT'S DISCUSSION & ANALYSIS

 Results of Operations
1993 compared with 1992

    Sales for the year were $3.45 billion, up 3% from 1992's $3.34 billion. The overall effect of exchange rates reduced sales by $73 million as weakening of the U.S. dollar against the Japanese yen was more than offset by the strengthening of the dollar against European currencies. Recessionary conditions in Europe and Japan impacted sales growth again in 1993, as was the case in 1992.

    Customer order backlog ended 1993 at $493 million, down slightly from 1992's $506 million. The portion of the backlog scheduled for delivery in the current and immediately following month continues to be high. This reflects customer emphasis on shorter delivery lead times and lower component inventories and tends to make absolute dollar amounts of backlog less important.

    Net income per share increased from $2.75 in 1992 to $2.83 in 1993. Exchange rate movements that adversely affected sales in 1993 reduced net income by approximately 8(cents symbol) per share. Average shares outstanding changed little during the year as stock repurchases were not significant.

    The decline in operating margin from 16.0% in 1992 to 15.2% in 1993 was strongly influenced by the recessionary conditions that existed in Europe and Japan throughout the year. The Company experienced modest price erosion on commodity products for the computer market. Costs such as employee benefits, safety and health, employee training, regulatory compliance, marketing, customer service, engineering and administrative continued to increase in absolute dollars and as a percent of total costs. Selling, General and Administrative Expenses were 17.9% of sales, up slightly from 1992's 17.5%. Since 1988, SG&A costs expressed as a percentage of sales have been within the narrow range of 17.5% to 18.0%. Depreciation and amortization expense amounted to $282 million in 1993, down slightly from $288 million in the previous year. Depreciation is expected to increase in 1994 in response to higher capital spending in the United States.

    The year-to-year pretax income margin decline, 14.4% in 1992 to 14.1% in 1993, was less than the decrease in operating income margin due to reduced interest expense and lower deductions in Other Income (Deductions), net. Interest expense decreased $9.9 million through a combination of lower interest rates and reduced outstanding debt. Other Income (Deductions), net, which is a combination of numerous unrelated nonoperating items of both income and expense, provided a deduction in 1993 that was lower by $5.5 million than in 1992. Gains on sales from the investment portfolio, including the November 1993 sale of a portion of the Company's holdings in the stock of BroadBand Technologies, Inc., more than offset larger translation losses in Brazil, whose economy is defined as highly inflationary under accounting rules.

    The income tax rate on pretax income decreased from 39.4% in 1992 to 39.0% in 1993. Effective tax planning offset the 5(cents symbol) per share reduction resulting from the increase in the U.S. corporate income tax rate retroactive to the beginning of the year. The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in the first quarter of 1993. Adoption resulted in additional income tax expense in the Asia/Pacific segment and reduced income tax expense in the European segment. In the aggregate, adoption of SFAS No. 109 did not materially affect net income.

    The Company continued to expend nearly 12% of its sales revenues on the functions of research, development and engineering. Of this expenditure, $258 million qualified as that for the creation and application of new and improved products and processes in conformance with the requirements of SFAS No. 2, "Accounting for Research and Development Costs."

    In order to measure the effectiveness of RD&E activity related to new product development, the Company measures new product sales as a percent of total sales. Another indication of effectiveness of the Company's technology and new product focus is the number of new patents it is awarded. The Company is among the leaders in patents issued in the U.S.

    U.S. segment sales to unaffiliated customers benefited from broad-based sales growth, with the strongest growth in automotive and networking/premise wiring. The slowdown in the incoming orders experienced in the computer and other capital goods markets from mid-October through November ended in December. U.S. sales in 1993 were $1.49 billion, up 10% from 1992's $1.36 billion. Pretax income increased 10% to $281.9 million and reflected a margin to sales of 15.7%, similar to 1992's 15.9%. U.S. segment sales growth in 1993 was not significantly influenced by acquisitions during the current year.

    European segment sales to unaffiliated customers were up 1% in local currencies in 1993 despite difficult economic conditions throughout the region. However, due to the strengthening of the U.S. dollar, European sales were down 10% in U.S. dollars. Sales growth in Europe was strongest in the computer and networking/premise wiring markets. The introduction of new products, together with the increasing electronic content, enabled sales to the automotive market to decline less than the reduction in unit production during the year. Reflecting price erosion and excess manufacturing capacity, European pretax margins declined from 12.2% in 1992 to 11.5% in 1993.

    Asia/Pacific segment sales to unaffiliated customers grew 2% in local currencies and 11% in U.S. dollars in 1993. Sales in Japan were down modestly in local currency due to the recession; however, favorable exchange rate effects resulted in increased sales in Japan in U.S. dollars. Sales growth outside of Japan was very strong and broad-based. Asia/Pacific pretax margins declined .4% to 9.4% in 1993 as a result of Japan experiencing lower local currency sales and because of modest price erosion in this highly competitive, fast-growing market.

       [narrative text on page 21 of Annual
        Report, including a pie chart: the
        left and center columns:]

    The Americas segment sales to unaffiliated customers increased 15% in 1993 with strong growth in Argentina and Brazil. However, the ongoing exchange rate deterioration of the Brazilian cruzeiro against the U.S. dollar resulted in large translation losses. As a result, the 1993 pretax profit margin for the segment was only 1%, down from 3% in 1992 when the currency situation was much the same.

    The Company's outlook varies with economic conditions in each of the regions where it does business. The Company's stated goal is to grow more than 1.5 times the average growth of the markets it serves. Capital spending in recent years, along with new and improved products, should support profitable market share growth. The United States economy is expected to continue to strengthen in 1994. Continued low inflation, together with low interest rates and improved industrial productivity, should produce an improved business climate, with 1994 equal to or stronger than 1993.

    The outlook for Europe and Japan in the near term is cautious. The Company anticipates some economic recovery in Europe in the second half of 1994, but may have to wait until 1995 for recovery to begin in Japan. In spite of these unsettled conditions, the Company continues to move forward with its geographic expansion into Eastern Europe and Asia/Pacific.

    In recent years, approximately 60% of the Company's unaffiliated customer sales have originated outside the United
States. Therefore, the exchange value of the U.S. dollar has a significant impact on both sales and earnings.

Results of Operations
1992 compared with 1991

    After improving sequentially and year-to-year through the first nine months of 1992, quarterly sales and earnings dipped modestly in the fourth quarter due to a strengthening U. S. dollar and a decline in orders from the European automotive market. Nonetheless, for the entire year, sales rose 7.8% to a record $3.34 billion. After adjusting for the positive effects of exchange rate changes and acquisitions, the real rate of growth was 4.4%. Net income per share increased 12.2% to $2.75. Lower shares outstanding as a result of the repurchase of 1,166,000 shares of stock in 1992 had the effect of adding 2(cents symbol) to earnings per share. Sales gains were achieved in each of the four geographic segments, but net income increased in only the United States and European segments.

    Despite continuing pressure on selling prices, particularly in the computer/office market, gross and operating margins improved in 1992. Productivity gains, stable commodity prices and effective cost controls were the primary contributing factors. Selling, General and Administrative Expenses declined to 17.5% of sales, matching the level last achieved in the peak earnings year of 1988.

    Capital expenditures exceeded $300 million in 1992 for the third consecutive year. This level of expenditures, together with the Company's conservative accounting practices, caused depreciation and amortization expense to increase to 8.6% of sales in 1992 from 8.2% in 1991 and 7.2% in 1990. This percentage has more than doubled in the past decade as the Company targeted spending for continued broadening of its technical capabilities and improvement in productivity and quality.

    Pretax margins improved somewhat less than operating margins as a decrease in interest expense was more than offset by higher other deductions, primarily attributable to translation losses in Brazil and a decline in passive investment income.

    The effective income tax rate increased from 38.7% in 1991 to 39.4% in 1992. The Company's composite effective tax rate would have been unchanged from 1991 if the effects of 1992's non-deductible translation losses were excluded.

    Research and development expense, as reported, increased from $265 million in 1991 to $272 million in 1992, but decreased as a percentage of sales from 8.6% to 8.2%. Although not reflected in the reported numbers, expenditures in technical

       [the right column of page 21, including
                    the pie chart:]

            Sales Dollar Use
               (percent)

          [reference Appendix, 2)]


1993
                         1993    1992    1991   1990   1989

- - Wages, benefits        34.2    33.0    32.5   31.6   31.5

- - Materials, services    42.4    42.5    43.7   44.1   44.4

- - Depreciation/
  amortization            8.2     8.6     8.2    7.2    6.4

- - Interest                 .6      .9     1.3    1.3     .8

- - Taxes                   6.0     6.3     5.8    6.3    6.7

- - Dividends               4.9     4.8     4.9    4.8    4.6

- - Reinvested              3.7     3.9     3.6    4.7    5.6
                        ------------------------------------
                        100.0   100.0   100.0  100.0  100.0





Key Ratios

                                       1993         1992

Current Ratio
(Current Assets (divided-by symbol)
Current Liabilities)                 2.19 to 1   1.91 to 1

Long-Term Debt
as a percentage of
Shareholders' Equity                    6.4%         2.2%

Total Debt as a
percentage of
Shareholders' Equity                   15.3%        18.2%


       [narrative text on page 22 of Annual
        Report: the left column, including
        two pie charts:]


                1991-1993
                Cash Flow
           (dollars in millions)

[reference Appendix, 3)]

Sources

- - Net Income             $ 847

- - Depreciation and
  Other Operating
  Sources, Net             875

- - Decrease in
  Cash and Equivalents     145
                        ------
                        $1,867




[reference Appendix, 3)]

Uses

- - Additions to Property,
  Plant and Equipment,
  and Other Investments   $1,163

- - Dividends                  481

- - Purchase of
  Treasury Stock              82

- - Reduction of
  Debt, Net                  141
                         --------
                          $1,867

       [the center and right columns of page 22:]

functions continued to keep pace with the Company's sales growth. Restructuring of development and engineering functions, including retention within such functions of certain manufacturing and marketing activities that fail to meet the SFAS No. 2 definition of R&D, makes year-to-year comparisons less meaningful.

    U. S. segment sales were up 11%, with 2-3% of this growth due to inclusion of Precision Interconnect following its acquisition in December 1991. Strongest sales growth in 1992 was in the automotive and appliance markets, followed by computer and certain industrial/commercial markets such as medical electronics. Sales to the aerospace/military market were down modestly. Pretax income rose 32%, with most of the improvement attributable to increased manufacturing capacity utilization.

    European sales were up 8% in U. S. dollars and 4% in local currencies, despite an economic slowdown late in the year. Growth in sales to the automotive market was strong in both 1991 and through most of 1992. Pretax profits increased in line with sales.

    Asia/Pacific sales increased 1% in U. S. dollars, but were down 4% in local currencies. In 1992, segment sales grew in virtually all countries outside Japan, while Japanese sales were down modestly. Segment pretax profit fell 21% from 1991 primarily due to the economic conditions in Japan and capacity underutilization in start-up operations elsewhere in the region.

    In the Americas segment, pretax profits fell 61% despite sales growth of 6%. The most significant declines in profitability were in Brazil, where exchange rate deterioration produced large translation losses, and in Canada, where economic conditions continued to be sluggish.

Prices and Costs

    During the years 1991-1993, the Company experienced moderately increasing costs for labor and services and relatively stable costs for materials. Sales prices generally declined in 1993. In the aggregate, the Company estimates annual price erosion at 2-3% during the 1991-1993 period. Wage rate increases moderated slightly in 1993 in conjunction with declining rates of inflation in many of the countries in which the Company operates.

    Raw material prices were fairly stable in 1993. While prices for copper, brass, zinc and other industrial metals were generally lower, precious metals prices were higher. The Company's exposure to sharp movements in metals prices is somewhat mitigated by contractual arrangements with certain suppliers and customers. Due in part to declining petroleum prices, plastic resin prices were also marginally lower in 1993. Although rising commodity prices would have an adverse effect, the Company should be able to capitalize on its significant size advantage over other companies in the connector industry. The Company believes the availability of the materials and labor skills it requires will remain adequate during 1994.

    Each year the Company reviews the key economic assumptions used in the determination of net periodic pension cost as prescribed by SFAS No. 87, "Employers' Accounting for Pensions." Selection of an end-of-year settlement or discount rate for pension plans is required to reflect the movement in long-term interest rates during the year. Consideration is limited to fixed income investments that receive one of the two highest ratings given by a recognized rating agency. The Company reduced the year-end discount rate assumption for its U.S. plan from 8.25% in 1992 to 7.00% in 1993. The Company also changed the assumption for the expected long-term rate of return for the U.S. plan in 1993. This assumption focuses on longer-term expectations and is therefore less susceptible to annual fluctuations. The investment profile of the U.S. plan is weighted significantly toward equities, both domestic and international, with the fund return averaging 11.6% annually for the past five years. As a result, the Company raised the expected long-term rate of return from 9.00% in 1992 to 9.50% in 1993. Reflecting recent trends in U.S. salary movements, the assumption for the rate of increase in compensation.

       [page 23 of Annual Report:]


levels was reduced from 5.00% to 4.50%. International pension plan assumptions are also reviewed each year by country and appropriately adjusted. Changes in pension plan assumptions will reduce reported earnings in 1994 by several cents per share, but will not have a material effect on the Company's financial condition.

    In the first quarter of 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires expensing of such benefits over the working lives of eligible employees. Adoption did not have a significant impact on 1993's net income, as the Company limits postretirement medical benefits to eligible early retirees for the period between their retirement date and the normal retirement age. Prior to adoption of SFAS No. 106, the Company established liabilities sufficient to cover all future benefits payable to qualifying employees who had retired and not attained age 65.

    SFAS No. 112, "Employers' Accounting for Postemployment Benefits," will be adopted in the first quarter of 1994. Similar to SFAS No. 106, this standard requires use of the accrual method for benefits such as salary continuation, severance pay and health care continuation provided during the period after employment and before the normal retirement age.

    Worker's Compensation Insurance is the most significant postemployment benefit provided by the Company. The estimated future costs of benefits provided under this insurance have been voluntarily accounted for using the accrual method prior to 1994, therefore adoption will not have a significant impact on 1994's net income.

    Another accounting standard, SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," also will be adopted in the first quarter of 1994. This standard requires that certain debt and equity securities be adjusted to market value at the end of each accounting period. Differences between cost and market value are to be charged against earnings if the securities are bought and sold for short-term profit. Otherwise, such differences will be charged or credited to a separate component of Shareholders' Equity. Based on the Company's past investment strategies, charges against earnings are not anticipated to have a material effect on reported results.

Liquidity

    Cash and equivalents and marketable securities exceeded total debt by $92 million at December 31, 1993. This represents a decrease from a net cash position of $124 million at year-end 1992 and is due primarily to a decline in cash provided by operating activities as a result of higher Accounts Receivable and Inventory balances at year-end 1993. Receivable balances were up 11% over year-end 1992's abnormally low balances, reflecting more normal historical levels. Although inventory increased 6%, inventory turns nearly doubled since 1980.

    The Company's current ratio improved from 1.91 at year-end 1992 to 2.19, its highest level since 1983, primarily as a result of a shift of a significant portion of short-term debt to term financing. The first quarter 1994 report will reflect a further shift from short to long-term debt via a private placement borrowing of six billion Japanese yen with bullet repayment in 20 years. Nearly all of the Company's debt has been incurred by its international companies. Total debt at year-end 1993 was equal to 15.3% of Shareholders' Equity, down from 18.2% at year-end 1992. Long-term debt as a percent of equity increased from 2.2% to 6.4%.

    During 1994, internal cash flows should be sufficient to finance working capital needs, dividends and expansion. The Company maintains bank credit lines and can also issue commercial paper, which when used in the past has carried the highest possible rating. In addition, the Company's low debt-to-equity ratio would permit it substantially more leverage in the event there were good business reasons for additional debt financing.

    Although only 67,500 shares of stock were repurchased in 1993, the Company has repurchased over 5,300,000 shares since a repurchase plan was announced in 1988. The Company plans to continue repurchasing its outstanding stock, depending upon current market conditions and the absence of a higher priority for the use of its cash resources.

    The Company has a comprehensive program for managing current and emerging environmental issues. During 1992-1993, the Company commissioned benchmarking reviews of its emergency response and audit programs and its entire environmental management system. Recommendations from these studies were implemented in 1993 and additional steps will be taken in 1994. These enhancements include establishment and training of business unit and country environmental coordinators, initiation of a global environmental training program, revisions to the existing environmental procedures manual to apply to operations worldwide, and incorporation of environmental matters in business unit and international operations' strategic plans. These measures are intended to enhance a uniform, worldwide environmental management system that ensures all self-imposed and required environmental responsibilities are met, thereby minimizing financial and other risks.

    Audits and assessments conducted in 1993 under the comprehensive program described above identified various matters that required follow-up action by facilities and business units. In 1993 the Company also initiated a "baseline" program for conducting environmental studies of existing facilities as part of its proactive approach of evaluating the environmental impact of the Company's operations and other pre-existing conditions, and taking corrective action where necessary. All facilities reviewed under this baseline program will become part of an annual groundwater monitoring program beginning in 1994. The costs associated with implementing all of the above programs and addressing audit items are not expected to have a material effect on the Company's financial results, liquidity, or capital expenditures.

       [narrative text on page 24 of Annual
        Report: the left and center columns:]

    Potential liabilities exist for investigative and remedial costs at several sites, including two National Priorities List
(NPL) sites in the U.S. At one Company-owned site, which is subject to a Corrective Action Order under the Resource Conservation and Recovery Act, the Company has spent approximately $1.6 million since 1984. Future costs are expected to be $150,000-$210,000 annually for at least the next five years. At another site, the Company shares liability as a "generator" of wastes with at least seven other parties. Approximately $350,000 was spent by the Company in connection with this latter site during 1991-1993. The United States EPA is expected to issue a decision on the required cleanup during 1994. Currently, the Company expects the final amount it will be required to pay for the cleanup to be less than $4 million, to be incurred primarily in 1995-1996.

    The Company is also involved in six other cleanup actions in the U.S., where it is considered a "de minimis" contributor. Costs incurred for these sites were minimal in 1993. During 1993, the Company also resolved its liability at two sites in settlement agreements reached with the government. Several additional sites are in the investigative stage and liability and cost assessments have not been made, although the Company anticipates being named as a potentially responsible party at some of those sites.

    In addition, the Company has been working voluntarily on investigation and remediation at approximately sixteen of its own current or former facilities in the U.S. The Company has spent approximately $12.5 million on these sites since 1984. Future costs are expected to be $1-2 million annually for the next several years. Several of these sites are believed to have been impacted by third parties, and the Company is taking appropriate legal action. All cleanups are conducted in coordination with appropriate governmental agencies to the maximum extent possible. It is the Company's policy to accrue future remedial expenses to the extent known and determinable.

Capital Resources

    Capital expenditures were $330 million in 1993, exceeding $300 million for the fourth consecutive year. As has been the pattern for the last several years, 80-85% of the spending was for machinery and equipment intended to increase productivity, quality of manufacturing and support activities.

    Floor space increased to 10.1 million square feet from 9.5 million square feet at year-end 1992. About 13% of this space is leased. The Company's facilities are maintained in excellent condition and are capable of supporting higher sales volumes, especially through more extensive use of multi-shift operations.

    Capital expenditures are expected to be in the $350-$375 million range in 1994, exceeding the previous record high of $338 million in 1990. Major projects include completion of new facilities in North Carolina and Pennsylvania, South Korea, China, India, Great Britain and Spain, as well as plant expansion in Japan. During 1993, the Company made ten small acquisitions or new minority interest investments, which consumed $28 million of free cash.

       [the right column of page 24:]

    ----------------------
    Financial Table
    of Contents

25  Consolidated Statements
    of Income

25  Consolidated Statements
    of Shareholders' Equity

26  Consolidated
    Balance Sheets

27  Consolidated Statements
    of Cash Flows

28  Notes to Consolidated
    Financial Statements

35  Statement of Management
    Responsibility

35  Report of Independent
    Public Accountants
                 [page 25 of Annual Report:]
                                                                 FINANCIAL


- ------------------------------------------------------------------------------------------------------------------
CONSOLIDATED                                                                            Year Ended December 31,
STATEMENTS OF                                                               --------------------------------------
INCOME             (dollars in thousands except per share data)                 1993          1992         1991
                   -----------------------------------------------------------------------------------------------
AMP Incorporated   Net Sales................................................$3,450,586    $3,337,145    $3,094,951
and subsidiaries   Cost of Sales............................................ 2,309,256     2,218,898     2,069,526
                                                                            -----------   -----------   -----------
                     Gross income........................................... 1,141,330     1,118,247     1,025,425
                   Selling, General and Administrative Expenses.............   616,568       584,913       555,662
                                                                            -----------   -----------   -----------
                     Income from operations.................................   524,762       533,334       469,763
                   Interest Expense.........................................   (19,549)      (29,489)      (41,561)
                   Other Income (Deductions), net...........................   (19,277)      (24,737)       (4,608)
                                                                            -----------   -----------   -----------
                     Income before income taxes.............................   485,936       479,108       423,594
                   Income Taxes.............................................   189,280       188,770       163,850
                                                                            -----------   -----------   -----------
                   Net Income...............................................$  296,656    $  290,338    $  259,744
                                                                            ===========   ===========   ===========
                   Net Income Per Share.....................................     $2.83         $2.75         $2.45
                                                                            ===========   ===========   ===========


- --------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED
STATEMENTS OF                                                                      Cumulative                   Treasury Stock
SHAREHOLDERS'                                               Common      Other      Translation   Retained     ------------------
EQUITY              (in thousands)                          Stock      Capital     Adjustments   Earnings     Shares     Amount
                    ------------------------------------------------------------------------------------------------------------
AMP Incorporated     Balance at January 1, 1991.........  $ 12,480     $ 77,766     $114,108    $1,765,396     6,389   $176,992
and subsidiaries     Net income.........................                                           259,744
                     Cash Dividends -- $1.44 per share...                                         (152,443)
                     Purchases of treasury stock........                                                         260     12,618
                     Distributions of treasury stock
                          under Bonus Plans.............                    329                                  (47)    (2,063)
                     Treasury stock issued for
                          purchase of business..........                  1,938                                 (316)   (14,667)
                     Translation adjustments............                               6,605
                                                          --------     --------     ---------   -----------   -------  ---------
                     Balance at December 31, 1991.......    12,480       80,033      120,713     1,872,697     6,286    172,880

                     Net income.........................                                           290,338
                     Cash dividends -- $1.52 per share...                                         (160,417)
                     Purchases of treasury stock........                                                       1,166     65,773
                     Distributions of treasury stock
                          under Bonus Plans.............                  1,233                                  (62)    (2,665)
                     Translation adjustments............                             (37,807)
                                                          --------     --------     ---------   -----------   -------  ---------
                     Balance at December 31, 1992.......    12,480       81,266       82,906     2,002,618     7,390    235,988
                     Net income.........................                                           296,656
                     Cash dividends -- $1.60 per share...                                         (167,838)
                     Purchases of treasury stock........                                                          68      3,771
                     Distributions of treasury stock
                           under Bonus Plans............                    134                                  (44)    (2,431)
                     Translation adjustments............                             (14,539)
                                                          --------     --------      --------   -----------   -------  ---------
                    Balance at December 31, 1993.......   $ 12,480     $ 81,400     $ 68,367   $2,131,436     7,414   $237,328
                                                          ========     ========     =========   ===========   =======  =========

                 [page 26 of Annual Report:]

CONSOLIDATED             ----------------------------
BALANCE SHEETS           ASSETS
                         ----------------------------
AMP Incorporated                                                                December 31,
and subsidiaries                                                          -----------------------
                         (dollars in thousands)                            1993            1992
                         ------------------------------------------------------------------------
                         Current Assets:
                           Cash and cash equivalents.................$   257,678      $   370,753
                           Marketable securities.....................    149,317          107,224
                           Receivables...............................    625,180          561,038
                           Inventories...............................    459,302          435,091
                           Deferred income taxes.....................     88,483           85,204
                           Other current assets......................     64,398           54,794
                                                                     -----------      -----------
                             Total current assets....................  1,644,358        1,614,104
                                                                     -----------      -----------
                         Property, Plant and Equipment...............  2,954,936        2,715,244
                           Less -- Accumulated depreciation..........  1,709,811        1,536,483
                                                                     -----------      -----------
                             Property, plant and equipment, net.....   1,245,125        1,178,761
                                                                     -----------      -----------
                         Investments and Other Assets................    228,436          212,264
                                                                     -----------      -----------
                         Total Assets................................$ 3,117,919      $ 3,005,129
                                                                     ===========      ===========

                         ----------------------------------------
                         LIABILITIES AND SHAREHOLDERS' EQUITY
                         ----------------------------------------
                         Current Liabilities:

                              Short-term debt........................$   183,625      $   310,944
                              Payables, trade and other..............    236,697          234,177
                              Accrued payrolls and employee
                                benefits.............................    115,461          109,729
                              Accrued income taxes...................    164,154          143,835
                              Other accrued liabilities..............     52,426           46,767
                                                                     -----------      -----------
                                Total current liabilities............    752,363          845,452
                         Long-Term Debt..............................    130,982           42,870
                         Deferred Income Taxes.......................     53,719           75,153
                         Other Liabilities...........................    124,500           98,372
                                                                     -----------      -----------
                                Total liabilities....................  1,061,564        1,061,847
                                                                     -----------      -----------
                         Shareholders' Equity:

                              Common stock, without par value
                                Authorized 350,000,000 shares,
                                issued 112,320,000 shares............     12,480           12,480
                              Other capital..........................     81,400           81,266
                              Cumulative translation adjustments.....     68,367           82,906
                              Retained earnings......................  2,131,436        2,002,618
                              Treasury stock, at cost................   (237,328)        (235,988)
                                                                     ------------    -------------
                                Total shareholders' equity...........  2,056,355        1,943,282
                                                                     ------------    -------------
                         Total Liabilities and Shareholders' Equity..$ 3,117,919     $  3,005,129
                                                                     ============    =============

                 [page 27 of Annual Report:]

CONSOLIDATED                                                                   Year Ended December 31,
STATEMENTS OF                                                            ------------------------------------
CASH FLOWS               (dollars in thousands)                            1993          1992          1991
                         ------------------------------------------------------------------------------------
AMP Incorporated         Cash and Cash Equivalents at January 1...... $  370,753      $ 370,829      $414,493
and subsidiaries                                                      -----------     ----------     ---------
                         Operating Activities:
                              Net income.............................    296,656        290,338       259,744
                              Noncash adjustments --
                                Depreciation and amortization........    282,217        288,001       255,219
                                Deferred income taxes................    (21,155)        (2,423)      (14,185)
                                Increase to other liabilities........     18,554         29,081        36,672
                                Other, net...........................     21,523         32,510        32,098
                                Changes in operating assets
                                   and liabilities net of effects
                                   of acquisitions of businesses.....    (65,061)        (2,869)      (14,589)
                                                                      -----------     ----------     ---------
                                   Cash provided by operating
                                   activities........................    532,734        634,638       554,959
                                                                      -----------     ----------     ---------
                         Investing Activities:
                              Additions to property, plant and
                                 equipment...........................   (330,405)      (312,463)     (313,334)
                              Increase in marketable securities......    (41,593)       (27,057)      (34,493)
                              Acquisitions of businesses,
                                 less cash acquired..................    (16,230)       (10,582)       (1,113)
                              Other, net.............................    (23,361)       (23,640)      (28,945)
                                                                      -----------     ----------      ---------
                                  Cash used for investing activities.   (411,589)      (373,742)     (377,885)
                                                                      -----------     ----------     ---------
                        Financing Activities:
                              Changes in short-term debt.............   (138,839)       (21,657)      (48,059)
                              Proceeds from long-term debt...........    107,265          4,808        13,368
                              Repayments of long-term debt...........    (22,341)       (13,430)      (22,405)
                              Purchases of treasury stock............     (3,771)       (65,773)      (12,618)
                              Dividends paid.........................   (167,838)      (160,417)     (152,443)
                                                                      -----------     ----------     ---------
                                  Cash used for financing activities.   (225,524)      (256,469)     (222,157)
                                                                      -----------     ----------     ---------
                        Effect of Exchange Rate Changes on Cash......     (8,696)        (4,503)        1,419
                                                                      -----------     ----------     ---------
                        Cash and Cash Equivalents at December 31..... $  257,678      $ 370,753      $370,829
                                                                      ===========     ==========     =========
                        Changes in Operating Assets and Liabilities:
                              Receivables............................ $  (51,971)     $   6,447      $(29,825)
                              Inventories............................    (24,367)        (4,985)       43,824
                              Other current assets...................    (14,672)           (10)       (4,842)
                              Payables, trade and other..............     (9,126)        (6,968)        5,606
                              Accrued payrolls and employee benefits.     14,487         (8,770)      (12,709)
                              Other accrued liabilities..............     20,588         11,417       (16,643)
                                                                       ----------     ----------     ---------
                                                                       $ (65,061)     $  (2,869)     $(14,589)
                                                                       ==========     ==========     =========

                                                                 27

               [page 28 of Annual Report:]

- ---------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ---------------------------------------------

[1]--------------------------------------------------------------------------
SUMMARY OF      PRINCIPLES OF CONSOLIDATION -- The consolidated financial
ACCOUNTING      statements include the accounts of the Company and its
PRINCIPLES      wholly owned subsidiaries.  Investments representing
                ownership of 20% to 50% in affiliates and corporate joint ventures are accounted for using the equity method.
                Asia/Pacific and Americas subsidiaries are included on the basis of years ending November 30.

                  CASH AND CASH EQUIVALENTS -- Cash and cash equivalents are comprised of cash in banks, time deposits and marketable securities having maturities of 91 days or less on their acquisition date. Securities with original maturities of more than 91 days are classified as marketable securities. All marketable securities are carried at the lower of cost or market value.

                  INVENTORIES -- Inventories, consisting of material, labor
                and overhead, are stated at the lower of first-in, first-out
                (FIFO) cost or market.

                  PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION -- Property,
                plant and equipment is stated at cost, adjusted to current exchange rates where applicable. Depreciation is computed by applying principally the straight-line method to individual items. Depreciation rate ranges are substantially as follows:
                         Buildings........................  5%
                         Leasehold improvements...........  Life of lease
                         Machinery and equipment..........  7 1/2% to 33 1/3%
                         Machines and tools with customers. 20% to 33 1/3%
                  Where different depreciation methods or lives are used for tax purposes, deferred income taxes are recorded.
                  Maintenance and repairs are charged to expense as incurred.
                Major repairs and improvements are capitalized and depreciated at applicable straight-line rates.
                  The cost and accumulated depreciation of items of plant and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values are charged or credited to operating income.
                  GOODWILL -- The excess of cost over the fair value of assets acquired is amortized over periods not exceeding 15 years.
                  PER SHARE DATA -- The weighted average number of shares
                outstanding used to compute net income per share was 104,898,122 in 1993, 105,496,092 in 1992 and 105,882,591 in
                1991. The effect of shares issuable under stock options is not significant.

[2]----------------------------------------------------------------------------
PAMCOR On September 4, 1992, the Company terminated the Pamcor Stock Trust Agreement among the Company, Pamcor, Inc. and Bankers Trust Company. As a result, Pamcor, formerly an affiliate of the Company by way of common shareholders, became a wholly owned subsidiary. Certificates for shares of the Company's common stock no longer represent a proportional interest in the shares of Pamcor, nor bear the endorsement of Trustee to that effect.
                  The termination of the Trust has been accounted for in a
                manner similar to a pooling of interests and, accordingly, the financial statements for all prior periods have been restated to reflect the elimination of $20,000 of par value of Pamcor common stock previously held in trust. The transaction had no impact upon previously reported net income of the combined entities.

[3]----------------------------------------------------------------------------
INTERNATIONAL     Net income from international operations was  $117,898,000 in
OPERATIONS     1993, $127,768,000 in 1992 and $144,105,000 in 1991.
                  Availability of remittances to the parent company is subject to exchange controls and other restrictions of the various countries.
                  Foreign currency transaction gains and losses, after
               adjustment for income taxes to the extent appropriate, decreased net income by $2,665,000 (3(cents symbol) per share) in 1993;
               $1,507,000 (1(cents symbol) per share) in 1992 and $3,332,000
               (3(cents symbol) per share) in 1991.

[4]----------------------------------------------------------------------------
INVENTORIES    At December 31, inventories were comprised of the following:

                (dollars in thousands)                       1993       1992
                 -------------------------------------------------------------
                 Finished goods and work in process...... $255,472    $243,450
                 Purchased and manufactured parts........  153,643     145,670
                 Raw materials...........................   50,187      45,971
                                                         ---------------------
                                                          $459,302    $435,091
                                                          ========    ========

               [page 29 of Annual Report:]

[5]----------------------------------------------------------------------------
PROPERTY,      At December 31, property, plant and equipment was comprised of
PLANT AND      the following:
EQUIPMENT
                 (dollars in thousands)                      1993       1992
                 --------------------------------------------------------------
                 Land.................................. $   54,931   $   50,783
                 Buildings and leasehold improvements..    600,062      547,673
                 Machinery and equipment...............  1,961,683    1,777,320
                 Machines and tools with customers.....    338,260      339,468
                                                        ----------- -----------

                                                        $2,954,936   $2,715,244
                                                        ===========  ==========

[6]----------------------------------------------------------------------------

DEBT
                 At December 31, debt was comprised of the following:
                                                                       1993                1992
                                                               --------------------- ----------------------
                                                                Long-    Due Within   Long-    Due Within
                 (dollars in thousands)                         Term      One Year    Term      One Year
                 ------------------------------------------------------------------------------------------
                 International bank loans, 5.5% weighted
                   interest rate (1992 -- 7.2%), repayable
                   in varying amounts through 2007.............$130,551    $ 20,321    $41,575     $ 11,268

                 Mortgages and other indebtedness,
                   8.7% weighted interest rate
                   (1992 -- 7.0%), repayable through 1996......     431         819      1,295        3,556

                 International overdrafts and demand loans,
                   5.7% weighted interest rate (1992 -- 7.1%)..     ---     162,485       ---       296,120
                                                               --------    --------    --------    --------
                                                               $130,982    $183,625    $42,870     $310,944
                                                               ========    ========    =======     ========

                  The payment schedule of debt due after one year is as
                follows:  $10,167,000 in 1995, $14,318,000 in 1996, $11,474,000
                in 1997, $36,662,000 in 1998 and $58,361,000 in 1999 and
                beyond.
                  The majority of the Company's domestic bank credit lines are on a fee basis of 1/8% per year. The Company did not borrow against the lines during 1993. Under informal agreements, the Company maintains compensating balances for certain of its international operations. These balances averaged $10,537,000 during 1993.

[7]----------------------------------------------------------------------------
INTEREST The Company capitalizes interest costs associated with the construction of certain assets. These costs are not significant. Interest paid during the periods was approximately equal to amounts charged to expense.
                  Interest income for the year ended December 31 was
                $15,677,000 in 1993, $17,703,000 in 1992 and $21,895,000 in
                1991.

[8]----------------------------------------------------------------------------
LEASES The Company leases certain buildings and transportation and other equipment. Capital leases are not significant.
                  Total rental expense under operating leases was $55,906,000 in 1993, $52,261,000 in 1992 and $47,750,000 in 1991. Minimum
                rental commitments at December 31, 1993, under leases with initial terms in excess of one year were:
                               1994...................$31,020,000
                               1995...................$23,376,000
                               1996...................$11,122,000
                               1997...................$ 6,752,000
                               1998...................$ 3,208,000
                               1999 and beyond........$16,718,000

               [page 30 of Annual Report:]

[9]----------------------------------------------------------------------------
EMPLOYEE         EMPLOYEE RETIREMENT PLANS -- The Company has defined benefit
RETIREMENT       pension plans for substantially all U.S. employees.  During
PLANS AND        the reported period, pension benefits were based on the higher
RETIREE          of an employee's career earnings or years of service and
MEDICAL          earnings near retirement.  Assets of the plans are comprised
BENEFITS         principally of equity securities and fixed income investments.
                 The U.S. plan includes a provision to increase benefit obligations in the event of a change in control of the Company, as defined. It is the Company's policy to fund at least the minimum amounts required by Federal law and regulation. During 1992, the Company settled a portion of its retirement benefit obligation to certain retirees through the purchase of annuity contracts.

                    Certain international subsidiaries also have pension plans.
                 In most cases, the plans are defined benefit in nature. Assets of the plans are comprised of insurance contracts and equity securities -- or book reserves are maintained. Benefit formulas are similar to those used by the U.S. plans. It is the policy of these subsidiaries to fund at least the minimum amounts required by local law and regulation.

                   EMPLOYEE SAVINGS AND THRIFT PLAN -- U.S. employees may
                 participate in the defined contribution 401(k) plan which has been established as a supplemental retirement program. Under this program, the Company contributes 60(cents symbol) for each dollar contributed by an employee up to 4% of an employee's base pay. At December 31, 1993 approximately 12,000 employees were participating in the program out of the 15,000 who were eligible.

                   RETIREE MEDICAL BENEFITS -- In addition to providing pension and 401(k) benefits, the Company also provides health care coverage continuation for qualifying U.S. retirees from date of retirement to age 65.

                   On January 1, 1993, the Company adopted Statement of
                 Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS No.
                 106). SFAS No. 106 requires that the Company accrue the cost of benefits which may become payable to employees, over their related service periods. Prior to adoption of SFAS No. 106, the Company established liabilities sufficient to cover all future benefits payable to qualifying employees who had retired and not attained age 65. SFAS No. 106 was adopted on a prospective basis and its impact on 1993 earnings was not significant.

                 Components of net periodic pension and retiree medical costs for the year ended December 31 were:

                                                                          Retirement Plans                              Retiree
                                               --------------------------------------------------------------------     Medical
                                                       U.S. Plans                       International Plans               Plan
                                               -------------------------------    ---------------------------------   ---------
                 (dollars in thousands)          1993        1992       1991        1993         1992        1991         1993
                 --------------------------------------------------------------------------------------------------------------
                 Service cost -- benefits
                   earned during
                   the period................  $ 17,690   $ 16,575    $ 14,098    $ 12,988    $ 11,544    $  9,840    $  1,957

                 Interest cost on
                   projected benefit
                   obligation................    34,813     33,049      34,819      13,293      12,864      10,772       2,245

                 Actual return on
                   plan assets...............   (69,507)   (27,299)    (98,605)    (15,457)    (13,700)    (10,271)        ---

                 Net amortization
                   and deferral..............    22,759    (14,313)     54,389       3,339       1,990        (719)      1,071
                                               ---------  ---------   ---------   ---------   ---------   ---------   --------

                 Net periodic
                   plan cost.................  $  5,755   $  8,012    $  4,701    $ 14,163    $ 12,698    $  9,622    $  5,273
                                               ========   =========   =========   =========   =========   =========   =========

                    [page 31 of Annual Report:]

                 The funded status of these plans at December 31 was:

                                                                              Retirement Plans                      Retiree
                                                                 -----------------------------------------------    Medical
                                                                    U.S. Plans             International Plans       Plan
                                                                  -------------------       ------------------     ---------
                 (dollars in thousands)                           1993         1992         1993         1992         1993
                 -----------------------------------------------------------------------------------------------------------
                 Plan assets at fair value...................  $ 523,972    $ 468,065    $ 201,697    $ 173,057    $   ---
                                                               ==========   ==========   ==========   ==========   =========
                 Actuarial present value of
                   benefit obligations:
                     Vested benefits.........................    384,946      323,300      145,490      121,606         ---
                     Nonvested benefits......................     50,467       35,161       25,393       24,805         ---
                     Retirees................................        ---          ---          ---          ---      11,712
                     Employees eligible to retire............        ---          ---          ---          ---       4,546
                     Employees not eligible to retire........        ---          ---          ---          ---      15,132
                                                               ----------   ----------   ----------   ----------   ---------
                 Accumulated benefit obligation..............    435,413      358,461      170,883      146,411      31,390
                 Additional benefits based on projected
                   future salary increases...................    110,606       64,832       21,113       34,190         ---
                                                               ----------   ----------   ----------   ----------   ---------
                 Projected benefit obligation................  $ 546,019    $ 423,293    $ 191,996    $ 180,601    $ 31,390
                                                               ==========   ==========   ==========   ==========   =========
                 Plan assets greater (less) than
                   projected benefit obligation..............  $ (22,047)   $  44,772    $   9,701    $  (7,544)   $(31,390)
                                                               ==========   ==========   ==========   ==========   =========
                 Accrued liability at year end..............   $ (54,264)   $ (46,794)   $ (12,440)   $ (13,558)   $ (8,733)
                   Unrecognized net gain....................      28,277       65,016       34,921       18,941      (2,309)
                   Unrecognized prior service cost..........     (12,792)       9,109          (99)        (110)        ---
                   Unrecognized transition
                     amount, net of amortization............      16,732       17,441      (12,681)     (12,817)    (20,348)
                                                               ----------   ----------   ----------   ----------   ---------
                 Plan assets greater (less) than
                   projected benefit obligation.............   $ (22,047)   $  44,772    $   9,701    $  (7,544)   $(31,390)
                                                               ==========   ==========   ==========   ==========   =========

                 Key economic assumptions used in these determinations were:

                                                                           Retirement Plans
                                                              ---------------------------------------
                                                                U.S. Plans        International Plans
                                                              ---------------     -------------------
                                                              1993       1992       1993       1992
                 -------------------------------------------------------------------------------------
                 Settlement rate --
                   January 1................................  8.25%      8.25%      7.25%      8.00%
                   December 31..............................  7.00%      8.25%      6.25%      7.25%
                 Rates of increase in compensation levels...  4.50%      5.00%      4.25%      5.50%
                 Expected long-term rate of return..........  9.50%      9.00%      6.50%      7.25%

                  Retiree medical benefits expense was computed using a
                medical cost trend rate of 14% graded to 5.5% in year 2002 and later. For each increase of 1% in the medical cost trend rate the benefit obligation and annual expense would increase by approximately 6%. The settlement rate used to compute the obligation was 8.25% at January 1, 1993 and 7.00% at December 31, 1993.

                Expenses for these plans for the year ended December 31 were:

                (dollars in thousands)           1993       1992        1991
                -------------------------------------------------------------

                Pension......................  $19,918    $20,710     $14,323
                Savings and Thrift...........    8,903      8,245       6,609
                Retiree Medical Benefits.....    5,273      1,999       1,916

               [page 32 of Annual Report:]

[10]---------------------------------------------------------------------------
BONUS PLANS     In April of 1993, the shareholders approved the 1993 Long-Term
                Equity Incentive Plan (the "Plan"). The Plan provides for the continuation, with certain modifications, of the Company's
                Stock Plus Cash Plan and establishes a stock option plan whereby Incentive Stock Options ("ISOs") and/or Non-Qualified
                Stock Options ("NQSOs") may be issued to key employees. Awards of up to 5,000,000 shares of the Company's Common Stock may be made under the Plan.
                   STOCK OPTION PLAN -- The Board of Directors determines the terms and conditions applicable to each Stock Option award.
                The option price per share of Common Stock will not be less than 100% of the fair value of the stock on the award date.
                Options expire no later than ten years from date of grant and may not be exercised earlier than twelve months from such date.
                At December 31, 1993, 279,000 options were outstanding at an option price of $60.50 per share and none are exercisable until July 27, 1996.
                   STOCK BONUS UNITS -- Stock Bonus Units may be granted to
                participants with or without a Supplemental Cash Bonus, at the discretion of the Board of Directors. The designated value of each Stock Bonus Unit may not be less than 95% of the average fair value of the stock over the 10 days preceding the award date. Awards are computed by multiplying vested Bonus Units by the excess of the market price of the Company's Common Stock over the designated value of the Stock Bonus Unit.
                   Approximately 102,000 shares would be distributed in the
                years 1994 through 1999 for Stock Bonus Units granted before and outstanding at December 31, 1993, based on the market price at that date.
                   CASH (OR STOCK) PLAN -- Key employees, designated by the
                Board of Directors, participate in the Cash (or Stock) Plan.
                Compensation under the plan is related to the achievement of specified performance objectives. Payments are made in cash or in shares of the Company's Common Stock, at the election of the participant.
                   Charges to income before income taxes for current and future distributions under the aforementioned Plans totaled
                $12,194,000 in 1993, $12,534,000 in 1992 and $8,924,000 in
                1991.

[11]---------------------------------------------------------------------------
SHAREHOLDER     On October 25, 1989, the Board of Directors adopted a
RIGHTS PLAN     Shareholder Rights Plan and declared a dividend of one Common
                Stock Purchase Right (a "Right") for each outstanding share of Common Stock. Such Rights only become exercisable, or transferable apart from the Common Stock, ten business days after a person or group (an "Acquiring Person") acquires beneficial ownership of, or commences a tender or exchange offer for, 20% or more of the Company's Common Stock.
                   Each Right then may be exercised to acquire one share of the
                Company's Common Stock at an exercise price of $175, subject to adjustment. Thereafter, upon the occurrence of certain events (for example, if the Company is the surviving corporation of a merger with an Acquiring Person), the Rights entitle holders other than the Acquiring Person to acquire
                Common Stock having a value of twice the exercise price of the Rights. Alternatively, upon the occurrence of certain other events (for example, if the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation), the Rights would entitle holders other than the Acquiring Person to acquire Common Stock of the Acquiring Person having a value twice the exercise price of the Rights.
                   The Rights may be redeemed by the Company at a redemption
                price of $.01 per Right at any time until the tenth business day following public announcement that a 20% position has been acquired or ten business days after commencement of a tender or exchange offer. The Rights will expire on November 6, 1999.

               [page 33 of Annual Report:]

[12]---------------------------------------------------------------------------
INCOME TAXES    On January 1, 1993, the Company adopted Statement of Financial
                Accounting Standards No. 109, "Accounting For Income Taxes"
                (SFAS No. 109). SFAS No. 109 requires that the Company change its method of accounting for income taxes from the deferred method to the liability method. The liability method attempts to recognize the future tax consequences of temporary differences between the book and tax bases of assets and liabilities. SFAS No. 109 was adopted prospectively, and its impact on 1993 earnings was not significant.

                Components of income tax expense for the year ended December 31 were:

                    (dollars in thousands)                            1993       1992       1991
                    -------------------------------------------------------------------------------
                    U. S. Federal:
                      Taxes currently payable.....................  $103,656   $ 75,946   $ 61,646
                      Deferred taxes..............................   (14,414)       271     (8,260)
                    Foreign:
                      Taxes currently payable.....................    85,549     94,417     96,868
                      Deferred taxes..............................    (2,166)    (2,115)    (4,099)
                    Other:
                      Taxes currently payable.....................    21,230     20,830     19,521
                      Deferred taxes..............................    (4,575)      (579)    (1,826)
                                                                    ---------  ---------  ---------
                                                                    $189,280   $188,770   $163,850
                                                                    =========  =========  =========

                At December 31, 1993, gross deferred tax assets were approximately $126,292,000 comprised mainly of Inventories - $70,588,000 and Pensions - $19,586,000. Gross deferred tax liabilities were approximately $91,528,000 comprised mainly of Depreciation - $55,756,000 and U. S. taxes provided on undistributed earnings of subsidiaries - $21,940,000. There was no valuation reserve for deferred tax assets.

                The Company's effective tax rate varied from the U. S. Federal income tax rate for the following reasons:

                                                                         1993      1992      1991
                        -------------------------------------------------------------------------------
                    U. S. Federal income tax rate...................     35.0%     34.0%     34.0%
                    State income taxes, net of federal tax benefit..      2.6       2.8       2.7
                    Foreign income taxes............................      2.7       3.5       2.9
                    Other items not individually significant........     (1.3)     (0.9)     (0.9)
                                                                         -----     -----     -----
                    Effective tax rate..............................     39.0%     39.4%     38.7%
                                                                         =====     =====     =====


                    Income before income taxes, after allocation of eliminations, is as follows:

                                                                         1993     1992      1991
                    -------------------------------------------------------------------------------
                    United States operations........................  $284,769  $258,790  $186,664
                    International operations........................   201,167   220,318   236,930
                                                                      --------  --------  --------
                    Worldwide income before income taxes............  $485,936  $479,108  $423,594
                                                                      ========  ========  ========

                Income tax payments were $174,073,000 in 1993, $162,105,000 in
                1992 and $188,536,000 in 1991.

[13]----------------------------------------------------------------------------
RESEARCH AND    Research and development expenditures for the creation and
DEVELOPMENT     application of new and improved products and processes were
                $258,000,000 in 1993, $272,000,000 in 1992 and $265,000,000
                in 1991.

                    [page 34 of Annual Report:]

[14]----------------------------------------------------------------------------
BUSINESS        The Company's business is concentrated almost entirely in one
SEGMENTS        product area--electrical and electronic connection, switching and programming devices--which are sold throughout many diverse markets. It is not possible, therefore, to divide AMP's business into meaningful industry segments.

                   However, the Company's operations are worldwide and can be grouped into several geographic segments. Operations outside the United States are conducted through wholly owned subsidiary companies that function within assigned, principally national, markets. The subsidiaries manufacture locally where required by market conditions and/or customer demands, and where permitted by economies of scale. Most are also self-financed. However, while they operate fairly autonomously, there are substantial intersegment and intrasegment sales.

                   Pertinent financial data by major geographic segments for
                1993, 1992 and 1991 are:

                                               Sales to        Inter-
                                             Unaffiliated      segment       Total       Pretax        Net         Total
                (dollars in thousands)         Customers        Sales        Sales       Income       Income       Assets
                ------------------------------------------------------------------------------------------------------------
                United States:  1993.........  $1,490,798    $  306,448   $ 1,797,246   $ 281,888   $ 179,360   $ 1,963,136
                                1992.........   1,357,936       258,768     1,616,704     256,962     161,471     1,759,348
                                1991.........   1,221,433       255,286     1,476,719     195,124     121,699     1,672,865

                Europe:         1993.........  $1,053,125    $   34,706   $ 1,087,831   $ 125,360   $  81,914   $   655,813
                                1992.........   1,164,634        29,808     1,194,442     145,553      87,637       702,748
                                1991.........   1,073,937        24,629     1,098,566     134,726      84,902       769,340

                Asia/Pacific:   1993.........  $  741,187    $   44,767   $   785,954   $  73,681   $  35,313   $   755,840
                                1992.........     670,324        39,026       709,350      69,410      39,041       671,318
                                1991.........     663,630        26,064       689,694      88,339      53,606       649,510

                Americas:       1993.........  $  165,476    $    9,206   $   174,682   $   2,126   $     671   $    87,152
                                1992.........     144,251        12,816       157,067       5,355       1,090        79,517
                                1991.........     135,951        15,351       151,302      13,865       5,597        83,912

                Eliminations:   1993.........  $     --      $ (395,127)  $  (395,127)  $   2,881   $    (602)  $  (344,022)
                                1992.........        --        (340,418)     (340,418)      1,828       1,099      (207,802)
                                1991.........        --        (321,330)     (321,330)     (8,460)     (6,060)     (168,732)

                Total:          1993.........  $3,450,586    $   --       $ 3,450,586   $ 485,936   $ 296,656   $ 3,117,919
                                1992.........   3,337,145        --         3,337,145     479,108     290,338     3,005,129
                                1991.........   3,094,951        --         3,094,951     423,594     259,744     3,006,895

                   Transfers between geographic segments are generally priced at
                "large quantity customer prices less a discount" for items not requiring further manufacture and at "cost plus a percentage" for items subject to further processing.
                   Included in the assets of the United States segment are
                short-term investments at December 31: 1993--$325,618,000; 1992--$389,298,000 and 1991--$379,779,000; which generated interest income of approximately $11,465,000, $13,449,000 and $17,542,000, respectively.

[15]---------------------------------------------------------------------------

SUMMARIZED                                                        For the 3 Months Ended
QUARTERLY                                         --------------------------------------------------------
FINANCIAL       (dollars in thousands
DATA             except per share data)           March 31       June 30    September 30   December 31
(unaudited)     ------------------------------------------------------------------------------------------
                1993:  Net sales................. $837,956      $882,737      $857,439      $872,454
                       Gross income..............  278,146       296,830       286,636       279,718
                       Net income................   72,523        75,738        77,402        70,993
                       Net income per share......     69(cents      72(cents     74(cents       68(cents
                                                         symbol)       symbol)      symbol)        symbol)

                1992:  Net sales................. $818,576      $826,980      $847,075      $844,514
                       Gross income..............  274,538       278,252       290,578       274,879
                       Net income................   70,157        72,050        77,817        70,314
                       Net income per share......     66(cents      68(cents      74(cents      67(cents
                                                         symbol)       symbol)       symbol)       symbol)

               [page 35 of Annual Report:]

- -------------------------------------------------------------------------------
STATEMENT OF    The financial statements and other financial information
MANAGEMENT      contained in this Annual Report are the responsibility of
RESPONSIBILITY  management.  They have been prepared in accordance with generally accepted accounting principles applied on a materially consistent basis and are deemed to present fairly the consolidated financial position of AMP Incorporated and subsidiaries, and the consolidated results of their operations.
                Where necessary, management has made informed judgements and estimates of the outcome of events and transactions, with due consideration given to materiality.
                   As a means of fulfilling its responsibility for the
                integrity of financial information included in this Annual
                Report, management relies on the Company's system of internal controls. This system has been established to ensure, within reasonable limits, that assets are safeguarded, that transactions are properly recorded and executed in accordance with management's authorization and that the accounting records provide a solid foundation from which to prepare the financial statements. It is recognized that no system of internal controls can detect and prevent all errors and irregularities.
                Management believes that the established system provides an acceptable balance between benefits to be gained and their related costs.
                   It has always been the policy and practice of the Company
                to conduct its affairs ethically and in a socially responsible manner. Employee awareness of these objectives is achieved through regular and continuing key written policy statements.
                Management maintains a systematic program to ensure compliance with these policies.
                   As part of their audit of the financial statements, the
                Company's independent public accountants review and assess the effectiveness of selected internal accounting controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be applied. In addition, the Company maintains a staff of internal auditors who work with the independent public accountants to ensure adequate auditing coverage of the Company and who conduct operational audits of their own design. Management emphasizes the need for constructive recommendations as part of the auditing process and implements a high proportion of their suggestions.
                   The Audit Committee of the Board of Directors meets with
                the independent public accountants, internal auditors and management periodically, to review their respective activities and the discharge of each of their responsibilities. Both the independent public accountants and the internal auditors have free access to the Audit Committee, with or without management, to discuss the scope of their audits and the adequacy of the system of internal controls.

- -------------------------------------------------------------------------------
REPORT OF       To the Shareholders and Board of Directors of AMP Incorporated:
INDEPENDENT
PUBLIC             We have audited the accompanying consolidated balance sheets
ACCOUNTANTS     of AMP INCORPORATED (a Pennsylvania Corporation) and
                subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended
                December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
                   We conducted our audits in accordance with generally
                accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMP Incorporated and subsidiaries as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

Philadelphia, PA
February 18, 1994                                       Arthur Andersen & Co.

               [Stock Information section of the Corporate
                Data set forth on page 36 of Annual Report:]

               [columns one and two of the Stock Information
                section:]

- --------------------------------------------------------------------------
STOCK INFORMATION

LISTED                                  STATE OF INCORPORATION
NY Stock Exchange                       Pennsylvania

STOCK TRADED                            PRINCIPAL TRANSFER
NY, Boston, Cincinnati, Midwest,        AGENT/REGISTRAR
Pacific, Philadelphia Exchanges         Chemical Bank
                                        J.A.F. Building
OPTIONS TRADED                          P.O. Box 3068
Chicago Exchange                        New York, NY 10116-3068

SYMBOL                                  Information on stockholdings,
AMP                                     dividends, Dividend Reinvestment
                                        Plan, write: Chemical Bank
SHAREHOLDERS OF RECORD                  Securityholder Relations Dept.
9200                                    or AMP Incorporated, Shareholder
Over 80% of shares held by              Services, P.O. Box 3608, MS 176-042
over 500 institutions                   Harrisburg, PA 17105-3608
                                        Phone: 717-780-4869.
STOCK CERTIFICATE CUSIP NUMBER
031897101

               [columns three and four of the Stock Information
                section:]

DIVIDENT REINVESTMENT PLAN              Available are:
Permits cost-free invesment             Annual and quarterly reports;
of dividends; voluntary cash            article reprints from publications
payments of $50 to $5,000 in            including ELECTRONIC BUSINESS,
any month.                              ELECTRONIC BUYERS NEWS, BUSINESS
                                        WEEK, CENTRAL PENN BUSINESS JOURNAL,
INFORMATION, REPORTS, REPRINTS          DESIGN NEWS, FORTUNE, INDUSTRY WEEK,
AMP Incorporated                        THE QUALITY EXECUTIVE, STANDARD &
Investor Relations Dept.                POORS, WALL STREET TRANSCRIPT, VALUE
Mail Stop 176-043                       LINE; broker reports; and a new
P.O. Box 3608                           AMP publication, "ENVIRONMENTAL
Harrisburg, PA 17105-3608               PROGRESS REPORT" which describes our
Phone: 717-780-4483                     widely recognized environmental
FAX: 717-780-6348                       protection program.
- -----------------------------------------------------------------------------

               [the top two-thirds of the inside-back cover
                of Annual Report, where the officers and divisional vice presidents are identified:]

                          CORPORATE DIRECTORY

               [columns one, two and three of the OFFICERS
                section of page 37:]
- -----------------------------------------------------------------------------
OFFICERS

William J. Hudson            Ted L. Dalrymple       Philip G. Guarneschelli
President and Chief          Vice President,        Vice President, Global
Executive Officer,           Global Marketing       Human Resources
and Director
                             Charles W. Goonrey     John E. Gurski
James E. Marley              Vice President,        Vice President, Europe
Chairman of the Board        General Legal
                             Counsel                Javad K. Hassan
Benjamin Savidge                                    Vice President, Global
Executive Vice President     Jean Gorjat            Strategic Businesses
and Chief Financial          Vice President,
Officer, and Director        Asia/Pacific


               [column four of the OFFICERS section of page 37:]

David C. Cornelius
Controller

David F. Henschel
Secretary

Joseph C. Overbaugh
Treasurer

               [columns one, two and three of the DIVISIONAL
                VICE PRESIDENTS section of page 37:]

- ------------------------------------------------------------------------------
DIVISIONAL VICE PRESIDENTS

CORPORATE SERVICES          Merrill A. Yohe             MARKETING
John H. Kegel               Public Affairs              G. Russell Knerr, Jr.
Logistics                                               Global Sales and
                            Anthony Zettlemoyer         Marketing, Strategic
Lincoln S. Miller, Jr.      Global Planning             Businesses
Supplier Relations
                            BUSINESS UNITS              Joseph L. Maher, Jr.
Howard R. Peiffer           Herbert M. Cole             Industrial Sales
Technology                  Capital Goods
                            Business Group              Neal J. Spatz
Carol A. Ritter                                         Distributor Marketing
Environmental Programs,     Rudolf Gassner
General Services            Capital Goods               INTERNATIONAL
                            Business Unit               J. Keith Drysdale
Paul Timashenka                                         Business and Operations
Global Quality              Earl Hennenhoefer           Planning, Europe
                            Cable Interconnections
Larry C. Walker                                         Arthur Gerlinger
Taxes                       August P. Kastel            Latin American and
                            Aerospace/Government        Canadian Operations
Paul E. Workinger           Systems
Operations and
General Services            H. Chester Timmins
                            Automotive/Consumer


               [column four of the DIVISIONAL VICE PRESIDENTS
                section of page 37:]

Hermann Gilissen
Development Engineering,
Europe

Peter Glaser
Manufacturing, Europe

Jurgen Gromer
Central Europe

Alan S. Keizer
Strategic Businesses,
Europe

Nazario Proietto
Marketing, Europe

Richard D. Seall
International Finance
and Administration

J. C. Tan
Asia/Pacific South
- -----------------------------------------------------------------------------

               [the back cover page of Annual Report:]

- -----------------------------AMP COMPANIES------------------------------------
 All subsidiaries and branches included in consolidated results. All wholly owned except AMP Shanghai Ltd. which is majority owned.


               [columns one and two of the back cover:]

THE AMERICAS                       EUROPE
- --------------------------------------------------------------------
REGIONAL CENTER                    REGIONAL CENTER
AMP                                AMP
Harrisburg, PA, USA 17105          Stoke Poges SL2-4JL, England
- -----------------------------      ---------------------------------
AMP S.A. ARGENTINA C.I.Y.F.        AMP OSTERREICH HANDELSGES.m.b.H.
Buenos Aires, Argentina            Vienna, Austria

AMP DO BRASIL Ltda.                AMP BELGIUM
Sao Paulo, Brazil                  Brussels, Belgium

AMP OF CANADA, Ltd.                AMP CZECH s.r.o.
Toronto, Canada                    Brno, Czech Republic

AMP DE MEXICO, S.A.                AMP DANMARK
Mexico City, D.F. Mexico           Viby, Denmark

                                   AMP FINLAND Oy
[reference Appendix, 7)]           Helsinki, Finland

                                   AMP De FRANCE S.A.
                                   Paris France

                                   AMP DEUTSCHLAND G.m.b.H.
                                   Frankfurt, Germany

                                   AMP OF GREAT BRITAIN LIMITED
                                   London, England

                                   AMP-HOLLAND B.V.
                                   's-Hertogenbosch, The Netherlands

                                   AMP HUNGARY CO. Ltd.
                                   Budapest, Hungary

                                   AMP IRELAND LIMITED
                                   Dublin, Ireland

                                   AMP ITALIA S.p.A.
                                   Turin, Italy

CORPORATE                          AMP NORGE A/S
HEADQUARTERS                       Oslo, Norway
- -----------------------
AMP INCORPORATED                   AMP POLSKA Sp.z.o.o.
Harrisburg, PA 17105-3608          Poznan, Poland

Phone: 717-564-0100                AMP PORTUGAL, Lda.
TWX:   510-657-4110                Lisbon, Portugal
FAX:   717-780-6348
                                   AMP ESPANOLA, S.A.
                                   Barcelona, Spain

                                   AMP SVENSKA AB
                                   Stockholm, Sweden

                                   AMP (SCHWEIZ) A.G.
                                   Steinach, Switzerland

                                   DECOLLETAGE S.A. ST.-MAURICE
                                   St.-Maurice, Switzerland

                                   AMP TURKEY
                                   Istanbul, Turkey


               [columns three and four of the back cover:]

ASIA/PACIFIC
- ------------------------------------
REGIONAL CENTER
AMP
Kawasaki, Kanagawa 213, Japan
- -------------------------------------
AUSTRALIAN AMP Pty. Ltd.
Sydney, Australia

AMP SHANGHAI Ltd.
Shanghai, Peoples Republic of China

AMP PRODUCTS PACIFIC Ltd.
Hong Kong

AMP INDIA PRIVATE LIMITED
Bangalore, India

AMP (JAPAN), Ltd.
Kawasaki-shi, Japan
                                           UNITED STATES
CARROLL TOUCH INTERNATIONAL, Ltd.          ----------------------------------
Japan Branch, Tokyo                        ACSYS Incorporated
                                           Burlington, MA
JWP BUSINESSLAND JAPAN K.K.
Tokyo, Japan                               AMP Packaging Systems, Inc.
                                           Austin, TX
AMP KOREA LIMITED
Seoul, South Korea                         Carroll Touch, Inc.
                                           Austin, TX
AMP PRODUCTS (MALAYSIA) Sdn. Bhd.
Kuala Lumpur, Malaysia                     Connectware, Inc.
                                           Richardson, TX
NEW ZEALAND AMP Ltd.
Auckland, New Zealand                      Kaptron, Inc.
                                           Palo Alto, CA
AMP PHILIPPINES Inc.
Manila, Philippines                        Matrix Science Corporation
                                           Torrance, CA
AMP SINGAPORE Pte. Ltd.
Singapore                                  Microwave Signal, Inc.
                                           Clarksburg, MD
AMP TAIWAN B.V.
Taipei, Taiwan                             Precision Interconnect Corporation
                                           Portland, OR
AMP (THAILAND) LIMITED
Bangkok, Thailand                          The Whitaker Corporation
                                           Wilmington, DE

[referenence Appendix, 7)]


                                           JOINT VENTURE
                                           ------------------------------------
                                           AMP-AKZO Company
                                           Chadds Ford, PA




                           (recycle symbol)  Printed on recycled paper.