Form 10-K, Exhibit 13
AMP INC
filed 1995-03-30
CIK 6164

EX-13
                                              -----

             AMP INCORPORATED ANNUAL REPORT 1994
                         to the extent specifically incorporated by reference into the Annual Report on Form 10-K for the year ended December 31, 1994

(financial section)

                                              Financial


Table of Contents


        26  Historical Data

        28  Management's Discussion & Analysis

        33  Consolidated Statements of Income

        33  Consolidated Statements of Shareholders' Equity

        34  Consolidated Balance Sheets

        35  Consolidated Statements of Cash Flows

        36  Notes to Consolidated Financial Statements

        44  Statement of Management Responsibility

        44  Report of Independent Public Accountants

       28
	    AMP Incorporated and subsidiaries


MANAGEMENT'S 	   Results of Operations - 1994 Compared with 1993
DISCUSSION &    Sales for the year reached $4.03 billion, increasing 17%
ANALYSIS        over 1993's $3.45 billion. Improving economic conditions
                in Europe and Japan contributed to broad-based sales growth throughout the world. In the U.S., the Company increased sales in every major market category it serves. Changes in exchange rates increased sales by $62 million as the U.S.
                dollar weakened throughout the year against the Japanese yen and in the second half against the currencies of Western
                Europe.

                 	Net income increased 25% in 1994 to $1.76 per share
                from $1.41 per share in 1993 (restated for 2-for-1 stock split in 1995). Exchange rate movements that increased sales in 1994 added a few cents per share to net income. Average shares outstanding were slightly lower during 1994 as a result of the Company's share repurchase plan.

                 	During 1994, the Company improved its return on equity
                to 16.8% from 14.8% in 1993 while also improving its return on assets to 10.7% from 9.7% in 1993.

                 	Operating margin improved from 15.2% of sales in 1993
                to 16.1% in 1994. The Company realized productivity gains and improved utilization of manufacturing capacity. Aggressive cost reduction programs and product stratification strategies helped offset the negative margin impact of new business startups and modest price erosion. Sales/ marketing, General and Administrative Expenses were 17.9% of sales in both 1994 and 1993. Compared year-to-year, SG&A increased 17%, a growth rate similar to the sales increase. In the short run, SG&A spending is not directly linked to the sales level; therefore, current quarter to previous quarter or current quarter to same quarter last year comparisons may or may not be valid. In 1994, the Company invested in future-oriented SG&A infrastructure and new business startups. In 1994, depreciation expense amounted to $271 million, up from $262 million in 1993. The increase primarily resulted from higher capital spending in the U.S. for buildings, machinery and equipment. Depreciation is expected to increase again in 1995 as the Company continues to create additional capacity to supply future volume expectations throughout the world.

                 	Pretax income improved to 14.8% of sales in 1994 from
                14.1% in the previous year. The year-to-year pretax dollars increased 22% to $594 million. Interest expense was $20 million, unchanged from 1993. Other Deductions, net , which is a combination of numerous unrelated nonoperating items of both income and expense, increased $13.2 million in 1994 to $32.5 million. Major changes were non-recurring investment portfolio gains in 1993, write-down of the carrying value of two of the Company's minority interest investments and continued accelerated amortization of certain intangible assets related to acquisitions. The income tax rate on pretax income declined from 39.0% in 1993 to 37.8% in 1994 reflecting changes in the geographic mix of taxable income.

                 	Total expenditures on the functions of research,
                development and engineering reached $456 million in 1994, up 12% from 1993's $406 million. During the past ten years, the Company has expended just under 12% of its sales revenues on RD&E. Of the $456 million expended this year, $265 million qualifies for the creation and application of new and improved products and processes as defined by Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs." One indication of the effectiveness of the RD&E focus on new product development is that the Company's new product sales continue to increase as a percentage of total sales. Another indication is the number of new patents granted to the Company each year. Once again in 1994, the Company is among the leaders in the number of new U.S. patents issued.

                 	Significant sales growth over 1993 occurred in each of
                the four geographic segments, with pretax income margin improvement resulting in all but the U.S. segment. In 1994, the Company believes the worldwide connector industry grew at an annual rate of 8%. During the same period, the Company increased sales 17%, more than double the industry growth rate and above the Company's objective of growing
                1.5 times the industry growth rate.

                 	U.S. segment sales to trade customers increased 15% in
               1994 to $1.71 billion. The strongest growth was in the automotive, communications equipment and industrial
               /commercial equipment markets, and the interconnections systems businesses. Sales increased every quarter in the U.S. in 1994 as the domestic economy continued to perform well. U.S. sales were 42% of the worldwide total, down from 43% in 1993. Pretax income increased to $301 million from $282 million a year ago; however, the margin was down about 1% to sales. Principal reasons for the decrease were lower margins in the new business startups, future-oriented SG&A infrastructure expenses and increases in Other
               Deductions, net, as noted earlier.

                	European segment sales to trade customers increased 16%
               in local currencies and 17% in U.S. dollars as economic recovery continued throughout the year. Sales growth was broad-based and was strongest in the automotive, computer/business equipment, telecommunications and industrial machinery markets. From a country standpoint, France, Great Britain, Italy and Spain were the leaders. European sales in 1994

	    AMP Incorporated and subsidiaries				29

MANAGEMENT'S    were 31% of the worldwide total, unchanged from 1993.
DISCUSSION &    European pretax income increased 42% as a result of cost
ANALYSIS        reductions and improvements in manufacturing capacity
continued       utilization and productivity over 1993 which was impacted
                by difficult economic conditions.

                 	Asia/Pacific segment sales to trade customers grew 11%
                in local currencies and 18% in U.S. dollars. Economic growth outside of Japan continued to be strong as markets expanded and outsourcing of manufacturing from Japan increased. The Company experienced improving business conditions within Japan in 1994 as the recovery continued to slowly gather strength. Sales in Japan were up 3% in 1994 in local currency after being down 5% in 1993.
                Strongest market growth in the region was in consumer electronics, computers and communication equipment. Asia/Pacific pretax income increased 49% in 1994 with cost reduction efforts and increased production requirements contributing to the improvement. The recent earthquake in Japan did not affect the Company's facilities or operations directly.

                 	The Americas segment sales to trade customers increased
                29% to $213 million in 1994 with good growth in Brazil, Canada and Mexico. Pretax income increased to almost $22 million from $2 million in 1993. This substantial growth improved pretax margins in excess of 8% of sales.
                Increased sales volume in the region and a more stable economy and currency in Brazil during the second half of the year significantly contributed to the improvement. The recent devaluation of the Mexican Peso did not have a material effect on reported results.

                 	The Company expects 1995 to be a year of continued good
                growth throughout the world, but with the possibility of slower growth in the U.S. in the second half of the year. Economic recovery is broad-based and current forecasts for virtually every market in which the Company participates expect additional growth for the year. The Company is well positioned to take full advantage of the opportunities resulting from a strong global economy. Increased capital and technical spending have broadened and improved its capabilities and expanded the available marketplace. In addition, geographic expansion in terms of both manufacturing and/or marketing activities continues in Asia, Eastern Europe, South Africa and the Middle East.

                	In recent years, approximately 60% of the Company's
                trade customer sales have originated outside the U.S. Therefore, fluctuations in the exchange value of the U.S. dollar have an impact on sales and earnings.


                Results of Operations - 1993 Compared with 1992

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

                 	Net income per share increased from $1.38 in 1992 to
                $1.41 in 1993. Exchange rate movements that adversely affected sales in 1993 reduced net income by approximately
                4 cents per share. Average shares outstanding changed little during the year as stock repurchases were not significant.

                 	The decline in operating margin from 16.0% of sales in
                1992 to 15.2% in 1993 was strongly influenced by the recessionary conditions that existed in Europe and Japan throughout the year. The Company experienced modest price erosion on commodity products for the computer market. Selling, General and Administrative Expenses were 17.9% of sales, up slightly from 1992's 17.5%. Depreciation and amortization expense amounted to $282 million in 1993, down slightly from $288 million in the previous year.

                 	The year-to-year pretax income margin decline, 14.4% of
               sales in 1992 to 14.1% in 1993, was less than the decrease in operating margin due to reduced interest expense and lower deductions in Other Deductions, net. Interest expense decreased $9.9 million through a combination of lower interest rates

SALES DOLLAR
USE
(percent)

    1994                                  1993     1992      1991     1990

    43.8%	Materials, services            42.4%     42.5%     43.7%    44.1%
    33.0%	Wages, benefits                34.2%     33.0%     32.5%    31.6%
     7.4%	Depreciation/amortization       8.2%      8.6%      8.2%     7.2%
     6.1%	Taxes                           6.0%      6.3%      5.8%     6.3%
     4.8%	Reinvested                      3.7%      3.9%      3.6%     4.7%
     4.4%	Dividends                       4.9%      4.8%      4.9%     4.8%
      .5%	Interest expense                 .6%       .9%      1.3%     1.3%


Key Ratios                          1994           1993

Current Ratio
(Current Asset (divided by)
Current Liabilities)              1.99 to 1      2.19 to 1

Long-Term Debt as a
percentage of Shareholders'
Equity                               9.0%           6.4%

Total Debt
as a percentage of
Shareholders' Equity                16.6%           15.3%

		30
	    		AMP Incorporated and subsidiaries

MANAGEMENT'S    and reduced outstanding debt.  Other Deductions, net,
DISCUSSION &    provided a deduction in 1993 that was lower by $5.5
ANALYSIS        million than in 1992.  Gains on sales from the investment
continued       portfolio, including the November 1993 sale of a portion
                of the Company's holdings in the stock of BroadBand
                Technologies, Inc., more than offset larger translation losses in Brazil, whose economy is defined as highly inflationary under accounting rules.

                 	The income tax rate on pretax income decreased from
                39.4% in 1992 to 39.0% in 1993. Effective tax planning offset the 2 1/2 cents per share reduction resulting from the increase in the U.S. corporate income tax rate retroactive to the beginning of the year. The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in the first quarter of 1993. Adoption resulted in additional income tax expense in the Asia/Pacific segment and reduced income tax expense in the European segment. In the aggregate, adoption of SFAS No. 109 did not materially affect net income.

                 	The Company continued to expend nearly 12% of its sales
                revenues on the functions of research, development and engineering. Of this expenditure, $258 million qualifies for the creation and application of new and improved products and processes in conformance with the requirements of SFAS No. 2, "Accounting for Research and Development
                Costs."

                 	U.S. segment sales to trade customers benefited from
                broad-based sales growth, with the strongest growth in automotive and networking/premise wiring. U.S. sales in 1993 were $1.49 billion, up 10% from 1992's $1.36 billion. Pretax income increased 10% to $281.9 million and reflected a margin to sales of 15.7%, similar to 1992's 15.9%. U.S. segment sales growth in 1993 was not significantly influenced by acquisitions during the current year.

                 	European segment sales to trade customers were up 1% in
                local currencies in 1993 despite difficult economic conditions throughout the region. However, due to the strengthening of the U.S. dollar, European sales were down
                10% in U.S. dollars. Sales growth in Europe was strongest in the computer and networking/premise wiring markets. The introduction of new products, together with the increasing electronic content, enabled sales to the automotive market to decline less than the reduction in unit production during the year. Reflecting price erosion and excess manufacturing capacity, European pretax margins declined from 12.2% in 1992 to 11.5% in 1993.

                	Asia/Pacific segment sales to trade customers grew 2%
                in local currencies and 11% in U.S. dollars in 1993. Sales in Japan were down modestly in local currency due to the recession; however, favorable exchange rate effects resulted in increased sales in Japan in U.S. dollars.
                Sales growth outside of Japan was very strong and broad-based. Asia/Pacific pretax margins declined .4% to 9.4% in 1993 as a result of Japan experiencing lower local currency sales and because of modest price erosion in this highly competitive, fast-growing market.

                 	The Americas segment sales to trade customers increased
                15% in 1993 with strong growth in Argentina and Brazil. However, the ongoing exchange rate deterioration of the Brazilian cruzeiro against the U.S. dollar resulted in large translation losses. As a result, the 1993 pretax profit margin for the segment was only 1%, down from 3% in 1992 when the currency situation was much the same.

                Price and Cost Trends

                 	Continuing a trend since 1990, labor and service cost
                increases were moderate in 1994. However, the trend of stable-to-declining raw materials prices reversed abruptly, particularly in industrial metals. Profit margin improvement has been largely dependent upon cost reductions and productivity improvements since there have been few opportunities for increasing sales prices. In the aggregate, sales prices have declined, with an estimated rate of erosion continuing at the 2-3% annual rate prevalent since 1990. Wage rate increases were moderate and continue to closely parallel industry, regional and national averages in the countries in which the Company operates. Performance-based compensation increased more significantly in 1994, reflecting strong improvement in business unit results and earnings per share.

                 	Copper and gold prices are important elements of the
                Company's manufacturing cost. On average, copper prices were 26% higher in 1994 than in 1993 ($1.07/lb. versus
                85 cents/lb.) and had risen to $1.40/lb. at year-end 1994. The increase in gold prices was a much less dramatic 7% ($384/troy oz. versus $360). Prices of zinc increased by less than 4% in 1994. Plastic raw materials prices rose significantly in 1994, as prices of key ingredients such as antimony, methanol, benzene and glass all increased. However, the impact of many of these increases on the Company was somewhat mitigated by its size advantage and volume purchasing capability. The Company's ability to manage commodity price increases is largely dependent on more efficient material usage. The use of protective hedging is a small component of overall cost containment strategy. The Company believes the availability of the materials and labor skills it requires will remain adequate during 1995.

                 	Annually the Company reviews the key economic
                assumptions that contribute to the determination of net periodic pension cost. Selection of a 7.00% year-end 1993 settlement or discount rate for the U.S.

	    AMP Incorporated and subsidiaries				31

MANAGEMENT'S    pension plan was largely responsible for U.S. net periodic
DISCUSSION &    pension cost increasing to $13.2 million in 1994 from $5.8
ANALYSIS        million in 1993.  Based on movement during 1994 in long-
continued       term interest rates related to fixed income investments
                receiving one of the two highest ratings given by a recognized rating agency, the Company increased the year-end discount rate assumption for its U.S. plan from 7.00% in 1993 to 8.50% in 1994.

                 	The Company adopted SFAS No. 112, "Employers'
                Accounting for Postemployment Benefits" on January 1, 1994. This standard requires that liabilities be recognized for benefits such as Workers' Compensation Insurance, severance pay and health care continuation provided to former employees during the period after employment but before the normal retirement age. Adoption did not significantly impact 1994 earnings because the Company had accounted for these costs using the accrual method prior to 1994.

                 	Also on January 1, 1994, the Company adopted SFAS No.
                115, "Accounting For Certain Investments in Debt and Equity Securities." The Company's securities covered by this standard are adjusted to current market value at the end of each accounting period. Market value gains and losses are charged to earnings if the Company's objective is to generate profits on short-term differences in price. Otherwise, such differences are accumulated in a separate component of Shareholders' Equity. The standard was adopted prospectively and, given the Company's current investment strategies, had no impact on 1994 earnings.

                Liquidity

                 	Cash and equivalents and Securities available for sale
                increased by $8 million to $395 million at December 31, 1994. The adoption of SFAS No. 115 in 1994 requires the Company to adjust the Securities available for sale to market value at the end of each accounting period. The adjustment increased Securities available for sale by $37 million at December 31, 1994.

                 	Total debt increased by $72 million, primarily due to a
                private placement borrowing in the first quarter of 1994 of six billion Japanese yen with bullet repayment in 20 years. Since year-end 1992, the Company has shifted $168 million of its borrowings from short to long-term. Most of this shift was in Japan to lock in after-tax borrowing costs, which are lower than in any other country in which the Company operates.

                  Although Accounts Receivable and Inventory both
                increased at a greater rate than year-to-year sales, days sales outstanding and inventory turns were virtually unchanged after adjusting for currency effects and the inclusion of ARA Industrie and SIMEL S.A. as acquisitions late in the fourth quarter.

                 	The Company's current ratio declined to 1.99 at year-
                end 1994 from 2.19 the previous year. Total debt at year-end 1994 was equal to 16.6% of Shareholders' Equity, up from 15.3% at year-end 1993. Long-term debt as a percent of equity increased from 6.4% to 9.0%.

                 	In 1995, internal cash flows and existing credit
                facilities should be sufficient to finance working capital needs, dividends and expansion. Should increased external financing become necessary or desirable, the Company's low debt-to-equity ratio affords it considerable leverage. The Company maintains bank lines of credit and could also issue commercial paper which, when used in the past, has carried the highest possible credit rating.

                 	The Company repurchased 336,200 shares of stock in
                1994. Over 11 million shares have been repurchased since a repurchase plan was announced in 1988. Additional repurchases will be made, depending upon current market conditions and the absence of a higher priority for the use of cash resources.

                 	Interest expense held steady at approximately $20
                million while interest income increased by nearly $2 million to $17.5 million in 1994.

                Capital  Expenditures

                 	Spurred by strong recovering business conditions in
                each region, capital expenditures were a record $457 million in 1994, up from $330 million in 1993 and $312 million in 1992. Net utilized floor space increased by 700,000 square feet to 10.8 million at year-end 1994. Approximately 15% of this space was leased. Over 75% of worldwide expenditures continue to be for machinery and equipment. The increase in floor space and machinery and equipment was the result of increased production to support higher sales and insourcing work from outside vendors in order to lower cost and improve delivery.

                 	Given the current business outlook, capital
                expenditures are expected to be in the $500-$550 million range in 1995. Major projects include a large engineering facility in the Harrisburg area, an integrated manufacturing facility in Lickdale, Pennsylvania for the Consumer Products Business Unit, a panel assembly plant in Ireland and a distribution center in Japan. Planning continues on a second plant in China to broaden our capabilities in that huge, fast-growing market.

                Environmental Matters

                 	The Company has a corporate-wide program for managing
                current and emerging environmental issues. In recent years these issues have been increasingly driven by customer requirements, government regulations and other external factors in addition to the strict internal standards that the Company has

                    32
			    AMP Incorporated and subsidiaries

MANAGEMENT'S    adopted.  Accordingly, the Company has expanded its focus
DISCUSSION &    to cover industry initiatives such as the upcoming ISO
ANALYSIS	       14000 (environment) standard and other global standards,
continued       including certain regulatory requirements in individual
                countries that have application to the Company's operations globally. The Company believes that it is well-positioned to respond to all known and anticipated regulatory and customer-driven environmental requirements worldwide.

                 	The Company's environmental program includes a
                centralized Environmental Programs Department that, in the interest of safeguarding the environment and minimizing the Company's risks, proactively promotes sound environmental practices throughout the Company's worldwide operations. This department conducts regulatory compliance audits and environmental assessments of new and existing properties, and provides engineering support to operations staff to minimize wastes and other regulatory impacts. Additional corporate-level initiatives include the training of business unit and plant staff, management of the Company's recycling programs, and maintenance of a mainframe-based computer database. The Company has an Environmental Legal Department that handles legal and regulatory matters and provides counsel in the area of environmental compliance generally. The Company's environmental program also involves coordinators who are assigned to each business unit and provide support to operations staff in meeting legal, regulatory and corporate environmental requirements.

                 	The Company took several steps in 1994 to ensure global
                applicability of its environmental program, consistent with corporate goals. Regional environmental managers were appointed for Asia/Pacific and Europe; existing environmental procedures were revised and expanded to conform to international standards for environmental management systems; a global environmental training program was launched; and all operations worldwide are now required to develop environmental strategic plans. These measures are intended to establish a uniform global environmental management system that ensures all self-imposed and statutorily mandated environmental responsibilities are met, thereby minimizing financial and other risks.

                 	Audits and assessments conducted in 1994 under this
                corporate-wide environmental compliance program identified various matters that required follow-up action by facilities and business units. The costs associated with implementing both this program and the "baseline" program described below, and in addressing audit assessment findings, are not expected to have a material effect on the Company's financial results, liquidity, or capital expenditures.

                 	Under a proactive property management program initiated
                by the Company in 1993, "baseline" environmental studies are conducted of existing manufacturing facilities. Each year four manufacturing facilities in the U.S. and four such facilities outside the U.S. will undergo these studies until full assessments have been conducted at all existing manufacturing facilities worldwide. Five such studies were completed through 1994 and no material problems have been found.

                 	Potential liabilities for investigative and remedial
                costs are known to exist at several sites, including four National Priorities List (NPL) sites in the U.S. under the EPA Superfund program. At one Company-owned site, which is also subject to a Corrective Action Order under the Resource Conservation and Recovery Act, the Company has spent approximately $1.7 million since 1984. Future costs are expected to be $150,000-$200,000 annually for at least the next five years. At three other sites the Company, together with other parties, is alleged to be substantially liable as a "generator" of wastes sent to former commercial disposal or recycling facilities. Expenditures to date to resolve the potential liabilities at these three sites have not exceeded $500,000, and are not expected to exceed $7 million in the aggregate.

                 	The Company is also involved in four other hazardous
                site cleanup actions in the U.S. where it is considered a minor contributor. Costs incurred for these sites were minimal in 1994. The Company's participation in the cleanup activities at two sites reported in prior years was terminated during 1994 at no cost to the Company. Several additional sites where the Company may be a minor contributor are in the investigative stage and liability and cost assessments have not been made.

                 	In addition, the Company has been working voluntarily
                on investigation and remediation at 16 of its own current or former facilities in the U.S. The Company has spent approximately $13.5 million on these sites since 1984.
                Future costs are expected to be $1-2 million annually for the next several years. Several of these sites are believed to have been impacted by third parties and the Company is taking appropriate legal action. All cleanups are conducted in coordination with governmental agencies having jurisdiction over those activities, as appropriate. Claims have been made by private citizens at three of these sites, but the claims have either been resolved or are not material to the Company based on current information.

                 	The accounting policy of the Company with respect to
                environmental costs in general is described in Footnote No. 1 to the Consolidated Financial Statements.


	    AMP Incorporated and subsidiaries				33

CONSOLIDATED
STATEMENTS OF
INCOME

                                              Year Ended December 31,
                                     ----------------------------------------
(dollars in thousands except             1994           1993         1992
 per share data)                     ------------   -----------   -----------
 Net Sales                            $4,027,471     $3,450,586    $3,337,145
 Cost of Sales                         2,659,290      2,309,256     2,218,898
                                      ___________    __________    __________
         Gross income                  1,368,181      1,141,330     1,118,247
 Selling, General and                    721,364        616,568       584,913
         Administrative Expenses      ___________    __________    __________
         Income from operations          646,817        524,762       533,334
 Interest Expense                        (19,994)       (19,549)      (29,489)
 Other Deductions, net                   (32,535)       (19,277)      (24,737)
                                      ___________    __________    __________
         Income before income taxes      594,288        485,936       479,108
 Income Taxes                            224,890        189,280       188,770
                                      ___________    __________    __________
 Net Income                           $  369,398     $  296,656    $  290,338
                                      ===========    ==========    ==========
 Net Income Per Share                      $1.76          $1.41         $1.38
                                      ===========    ==========    ==========

                                                                                 Net
                                                             Cumulative      Unrealized
CONSOLIDATED  (in thousands)       Common       Other        Translation     Investment    Retained          Treasury Stock
STATEMENTS OF                       Stock      Capital       Adjustments       Gains       Earnings      Shares         Amount
SHAREHOLDERS'
EQUITY
Balance at January 1, 1992         $ 12,480     $ 80,033     $   120,713     $ --          $ 1,872,697      12,572      $ 172,880

Net income                                                                                     290,338
Cash dividends - 76 cents per share                                                           (160,417)
Purchases of treasury stock                                                                                  2,332         65,773
Distributions of treasury stock
         under Bonus Plans                         1,233                                                      (123)        (2,665)
Translation adjustments                                          (37,807)
                                   _________    _________    ____________    _________    ____________     _________     _________

Balance at December 31, 1992         12,480       81,266          82,906        --         2,002,618        14,781        235,988

Net income                                                                                   296,656
Cash dividends - 80 cents per share                                                         (167,838)
Purchases of treasury stock                                                                                   135           3,771
Distributions of treasury stock
       under Bonus Plans                             134                                                      (88)         (2,431)
Translation adjustments                                          (14,539)
                                    --------      -------      ---------    ---------   ------------     ---------     ---------

Balance at December 31, 1993         12,480       81,400          68,367       --          2,131,436       14,828         237,328

Net income                                                                                   369,398
Cash dividends - 84 cents per share                                                         (176,177)
Change in year-end for Asia/Pacific
      and Americas subsidiaries                                                                5,034
Purchases of treasury stock                                                                                  336         10,800
Distributions of treasury stock
        under Bonus Plans                            979                                                    (160)        (4,697)
Translation adjustments                                           63,344
Net unrealized investment gains                                              21,585
                                   --------     --------     -----------   --------      -----------      ------      ---------
Balance at December 31, 1994       $ 12,480     $ 82,379     $   131,711   $ 21,585      $ 2,329,691      15,004      $ 243,431
                                   ========     ========     ===========   ========      ===========      ======      =========

  34
      AMP Incorporated and subsidiaries


CONSOLIDATED                                             December 31,
BALANCE                ASSETS                       1994             1993
SHEETS                 ______                   ___________      ____________
       (dollars in thousands)
      CURRENT ASSETS:
        Cash and cash equivalents                $  239,937       $  257,678
        Securities available for sale               155,458          129,817
        Receivables                                 838,389          625,180
        Inventories                                 581,126          459,302
        Deferred income taxes                       115,098           88,483
        Other current assets                         81,815           83,898
                                                 ___________      ___________
                Total current assets              2,011,823        1,644,358
                                                 ___________      ___________

      PROPERTY, PLANT AND EQUIPMENT               3,451,442        2,954,936
          Less - Accumulated depreciation         1,980,249        1,709,811
                                                 ___________      ___________
                Property, plant and equipment,
                net                               1,471,193        1,245,125
                                                 ___________      ___________
      INVESTMENTS AND OTHER ASSETS                  287,898          228,436
                                                 ___________      ___________

      TOTAL ASSETS                               $3,770,914       $3,117,919
                                                 ==========       ==========

        LIABILITIES AND SHAREHOLDERS' EQUITY
        ____________________________________
      CURRENT LIABILITIES:
        Short-term debt                           $  175,820       $  183,625
        Payables, trade and other                    388,979          236,697
        Accrued payrolls and employee benefits       139,781          115,461
        Accrued income taxes                         233,086          164,154
        Other accrued liabilities                     73,682           52,426
                                                  ___________      ___________
                Total current liabilities          1,011,348          752,363
      Long-Term Debt                                 211,244          130,982
      Deferred Income Taxes                           48,921           53,719
      Other Liabilities                              164,986          124,500
                                                  __________       __________
                Total liabilities                  1,436,499        1,061,564
                                                  __________       __________

      Shareholders' Equity:
        Common stock, without par value-
            Authorized 700,000,000 shares,
              issued 224,640,000 shares               12,480           12,480
        Other capital                                 82,379           81,400
        Cumulative translation adjustments           131,711           68,367
        Net unrealized investment gains               21,585            --
        Retained earnings                          2,329,691        2,131,436
        Treasury stock, at cost                     (243,431)        (237,328)
                                                   _________        _________
                 Total shareholders' equity        2,334,415        2,056,355
                                                   _________        _________

      Total Liabilities and Shareholders' Equity  $3,770,914       $3,117,919
                                                  ==========       ==========


	    AMP Incorporated and subsidiaries				35

CONSOLIDATED                                                    Year Ended December 31,
STATEMENTS OF    (dollars in thousands)                 _______________________________________
CASH FLOWS
                                                            1994         1993*         1992*
                                                        ___________   ___________   ___________

      CASH AND CASH EQUIVALENTS at January 1            $  257,678    $  370,753    $  370,829
                                                        ___________   ___________   ___________
      OPERATING ACTIVITIES:
        Net income                                         369,398       296,656       290,338
        Noncash adjustments-
          Depreciation and amortization                    299,736       282,217       288,001
          Deferred income taxes                            (42,580)      (21,155)       (2,423)
          Increase to other liabilities                     17,334        18,554        29,081
          Other, net                                        40,646        21,523        32,510
          Changes in operating assets and liabilities
            net of effects of acquisitions of businesses    (4,508)      (65,061)       (2,869)
          Change in year-end for Asia/Pacific
            and Americas subsidiaries                       (4,568)        --            --
                                                        ___________   ___________   ___________
            Cash provided by operating activities          675,458       532,734       634,638
                                                        ___________   ___________   ___________
      Investing Activities:
        Additions to property, plant and equipment        (456,845)     (330,405)     (312,463)
        (Increase) decrease in securities
          available for sale                                24,323       (41,593)      (27,057)
        Acquisitions of businesses, less cash acquired     (56,377)      (16,230)      (10,582)
        Increase in investments                            (47,619)      (37,059)      (21,297)
        Other, net                                          (3,813)       13,698        (2,343)
                                                        ___________   ___________   ___________
            Cash used for investing activities            (540,331)     (411,589)     (373,742)
                                                        ___________   ___________   ___________
      Financing Activities:
        Changes in short-term debt                         (37,034)     (138,839)      (21,657)
        Proceeds from long-term debt                        71,343       107,265         4,808
        Repayments of long-term debt                       (12,594)      (22,341)      (13,430)
        Purchases of treasury stock                        (10,800)       (3,771)      (65,773)
        Dividends paid                                    (176,177)     (167,838)     (160,417)
                                                        ___________   ___________   ___________

            Cash used for financing activities            (165,262)     (225,524)     (256,469)
                                                        ___________   ___________   ___________

      Effect of Exchange Rate Changes On Cash               12,394        (8,696)       (4,503)
                                                        ___________   ___________   ___________

      Cash and Cash Equivalents at December 31          $  239,937    $  257,678    $  370,753
                                                        ==========    ===========   ===========

      Changes in Operating Assets and Liabilities:
        Receivables                                     $ (120,604)   $  (51,971)   $    6,447
        Inventories                                        (67,234)      (24,367)       (4,985)
        Other current assets                                 5,115       (14,672)          (10)
        Payables, trade and other                           66,050        (9,126)       (6,968)
        Accrued payrolls and employee benefits              32,482        14,487        (8,770)
        Other accrued liabilities                           79,683        20,588        11,417
                                                        ___________   ___________   ___________

                                                        $   (4,508)   $  (65,061)   $   (2,869)
                                                        ============  ===========   ===========

*Certain amounts have been reclassified to conform to the format adopted in 1994.

			36
			    AMP Incorporated and subsidiaries

				NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------------------------------------------------
1               Principles of Consolidation -- The consolidated financial
SUMMARY OF    statements include the accounts of the Company and its
ACCOUNTING    wholly owned subsidiaries.  Investments representing
PRINCIPLES    ownership of 20% to 50% in affiliates and joint ventures
              are accounted for using the equity method.

               	The Company's Asia/Pacific and Americas subsidiaries changed their fiscal year-ends from November 30 to December 31 in 1994. In accordance with guidelines of the Securities and Exchange Commission, only twelve months of income and expense were included in the Consolidated Statement of Income. Results of operations for the additional month were credited directly to retained earnings. Cash flow activity for this same period has been reflected as a single line item in the operating activities section of the Consolidated Statements of Cash Flows.

               	Cash and Cash Equivalents--Cash and cash equivalents are
              comprised of cash in banks, time deposits, repurchase agreements and investments with original maturities of 91 days or less on their acquisition date.

               	Investments--On January 1, 1994, the Company adopted
              Statement of Financial Accounting Standards No. 115, "Accounting For Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). This standard requires that certain debt and equity securities be adjusted to market value at the end of each accounting period. Unrealized market value gains and losses are charged to earnings if the securities are traded for short-term profit. Otherwise, such unrealized gains and losses are charged or credited to a separate component of shareholders' equity.
              SFAS No. 115 was adopted prospectively, and had no impact on earnings. Prior to the adoption of this statement, such securities were carried at the lower of cost or market value.

               	Management determines the proper classifications of
              investments in obligations with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 1994, all securities covered by SFAS No. 115 were designated as available for sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the Consolidated Statements of Income.

               	Inventories--Inventories, consisting of material, labor and
              overhead, are stated at the lower of first-in, first-out ("FIFO") cost or market.

               	Property, Plant and Equipment and Depreciation--Property,
              plant and equipment is stated at cost, adjusted to current exchange rates where applicable. Depreciation is computed by applying principally the straight-line method to individual items. Depreciation rate ranges are substantially as follows:

               Buildings.............................  5%
               Leasehold improvements................  Life of lease
               Machinery and equipment...............  7-1/2% to 33-1/3%
               Machines and tools with customers.....  20% to 33-1/3%

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

               	Goodwill--The excess of cost over the fair value of assets
              acquired is amortized over periods not exceeding 15 years. In assessing the recoverability of goodwill, impairment is measured against the emergence and success of competing technologies. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business's undiscounted net income over the remaining life of the goodwill to assess recoverability.

               	Environmental Costs--Environmental expenditures which relate to current operations are capitalized or charged to expense as incurred. Future remedial expenses are accrued when their outcome appears probable and their potential liability can be reasonably estimated.

               	Per Share Data--The weighted average number of shares
              outstanding used to compute net income per share was 209,736,506 in 1994, 209,796,245 in 1993 and 210,992,183 in 1992. The effect of shares issuable under stock options is not significant.

			AMP Incorporated and subsidiaries			37
---------------------------------------------------------------------------
2              On January 25, 1995, the Board of Directors authorized a
STOCK SPLIT   two-for-one stock split to be distributed on or about March
              1, 1995, to shareholders of record on February 6, 1995. In addition, authorized shares were increased from 350,000,000 to 700,000,000. All references in the financial statements to number of shares, per share amounts and market prices of the Company's common stock have been retroactively restated to reflect the increased number of common shares outstanding.

---------------------------------------------------------------------------
3               Net income from international operations was $195,303,000
INTERNATIONAL in 1994, $117,898,000 in 1993 and $127,768,000 in 1992.
OPERATIONS
                Availability of remittances to the parent company is
              subject to exchange controls and other restrictions of the various countries.

                Foreign currency transaction gains and losses, after
              adjustment for income taxes to the extent appropriate, decreased net income by $4,452,000 (2 cents per share) in 1994, $2,665,000 (1 cent per share) in 1993 and $1,507,000
              (1 cent per share) in 1992.

---------------------------------------------------------------------------
4          		   Securities available for sale at December 31, 1994, are
SECURITIES    summarized as follows:
AVAILABLE
FOR SALE
                                                  Gross       Gross
                                                Unrealized  Unrealized
                                                  Holding     Holding    Market
(dollars in thousands)                  Cost       Gains      Losses     Value

  U. S. Government Securities--
    Maturing in 1 year or less....... $  1,987  $   --      $   --      $  1,987
    Maturing between 1 and 5 years...   54,724      --         1,777      52,947

  State and Municipal Securities--
    Maturing in 1 year or less......    19,090      --             1      19,089
    Maturing between 1 and 5 years..     8,475      --           199       8,276

  Commercial Paper..................    12,358      --           329      12,029

  Common Stock......................    21,595    39,535        --        61,130
                                      --------  --------    --------    --------

                                      $118,229  $ 39,535    $  2,306    $155,458
                                      ========  ========    ========    ========
                Differences between cost and market of $37,229,000 (less
              deferred taxes of $15,644,000) were credited to a separate component of shareholders' equity called "Net Unrealized Investment Gains."

                Proceeds from sales of securities available for sale were
              approximately $249,098,000 in 1994. Gross gains and gross losses on such sales were not significant.

                At December 31, 1994, approximately $42,000,000 of securities available for sale with original maturities of 91 days or less were included in cash and cash equivalents. The market values of these securities approximate cost.

---------------------------------------------------------------------------
5               At December 31, inventories were comprised of the
INVENTORIES   following:

(dollars in thousands)                                1994         1993

Finished goods and work in process...........     $  335,028   $  255,472
Purchased and manufactured parts.............        180,561      153,643
Raw materials................................         65,537       50,187
                                                  ----------   ----------
                                                  $  581,126   $  459,302
                                                  ==========   ==========

---------------------------------------------------------------------------
6               The Company has only limited involvement with derivative
FINANCIAL     financial instruments and does not use them for trading
INSTRUMENTS   purposes.  They are used to manage well-defined
              commodity price and foreign currency risks.

                Commodities swap agreements are utilized to hedge anticipated purchases of certain metals used in the Company's manufacturing operations. Under these swap agreements, payments are made or received based on the differential between a specified price and the actual price of the metals. These contracts generally cover a one-year period and are accounted for as hedges, with all gains and losses recognized in cost of sales when the commodities are consumed. At December 31, 1994, commodity contracts involving notional amounts of $52,000,000 were outstanding. These notional amounts do not represent amounts exchanged by the parties; rather, they are used as the basis to calculate the amounts due under the agreements.

                From time to time the Company utilizes forward foreign currency exchange contracts to minimize the impact of currency movements, principally on intercompany royalties and dividends denominated

			38
			    AMP Incorporated and subsidiaries

6             in Japanese yen and German marks.  The terms of these contracts
FINANCIAL     are generally less than one year and they also are hedges of
INSTRUMENTS   anticipated transactions.  Gains and losses related to these
continued     agreements are recorded when the related transaction occurs.
              The purpose of the Company's hedging is to protect it from the risk that the eventual U.S. dollar inflows resulting from the intercompany payments will be adversely affected by changes in exchange rates. In addition, U.S. dollar denominated debt of the Company's Mexican subsidiary was protected from currency movements using forward currency contracts. The terms of these contracts coincide with the principal payments, which are all due in 1995. Gains on these contracts will be recorded in income as the principal payments are made. At December 31, 1994, the Company had forward contracts in place covering 6.6 billion yen, 36 million marks, and 28 million pesos.

                On March 11, 1994, the Company entered into a foreign currency swap with a AAA-rated counterparty to hedge a portion of its net investment in its Japanese subsidiary and to lock-in a beneficial net interest differential. Under terms of the agreement, the Company will swap 15.9 billion yen for U.S. $150 million in ten years based on the exchange rate on the day the contract became effective. In addition, the contract provides for the Company to make semi-annual interest payments of 4.61% on the 15.9 billion yen, while receiving semi-annual interest payments of 6.71% on the U.S. $150 million. The Company has the unilateral right to unwind the swap early. Due to the fact that this contract is an effective hedge of an investment in a foreign entity, any gain or loss on the contract is recorded directly to cumulative translation adjustments.

                While it is not the Company's intention to terminate any of the above financial instruments, the fair values were estimated by obtaining quotes from brokers which represented the amounts that the Company would receive or pay if the agreements were terminated on December 31, 1994. These fair values indicated that termination of the commodities swap agreements, forward foreign exchange contracts and foreign currency swap agreement would have resulted in a $23 million gain, $3.9 million gain and $21.3 million loss, respectively. Due to the volatility of currency exchange rates and commodity prices, these results which were estimated at December 31, 1994, may or may not be realized.

---------------------------------------------------------------------------
7           		  At December 31, property, plant and equipment was comprised
PROPERTY,     of the following:
PLANT AND
EQUIPMENT

(dollars in thousands)                               1994         1993

Land.........................................     $   62,695   $   54,931
Buildings and leasehold improvements.........        708,008      600,062
Machinery and equipment......................      2,327,910    1,961,683
Machines and tools with customers............        352,829      338,260
                                                  ----------   ----------
                                                  $3,451,442   $2,954,936
                                                  ==========   ==========

---------------------------------------------------------------------------
8              At December 31, debt was comprised of the following:
DEBT

                                               1994                1993
                                                    Due                 Due
                                           Long    Within      Long    Within
(dollars in thousands)                     Term    One Year    Term    One Year

International bank loans, 5.3% weighted
  interest rate (1993--5.5%), repayable
  in varying amounts through 2013........$202,744  $ 15,666  $130,551  $ 20,321

Mortgages and other indebtedness, 6.2%
  weighted interest rate (1993--8.7%),
  repayable through 1998.................   8,500     9,159       431       819

International overdrafts and demand loans,
  6.5% weighted interest rate
  (1993--5.7%)...........................   --      150,995      --     162,485
                                         --------  --------  --------  --------
                                         $211,244  $175,820  $130,982  $183,625
                                         ========  ========  ========  ========

                The payment schedule of debt due after one year is as follows:
              $26,597,000 in 1996, $15,941,000 in 1997, $41,880,000 in 1998,
              $11,827,000 in 1999 and $114,999,000 in 2000 and beyond.

                The majority of the Company's domestic bank credit lines are on a fee basis of 1/8% per year. The Company did not borrow against the lines during 1994. Under informal agreements, the Company maintains compensating balances for certain of its international operations. These balances averaged $2,320,000 during 1994.

                At December 31, 1994, the fair values of the Company's short-
              term and long-term debt were not significantly different from the respective carrying values.

---------------------------------------------------------------------------
9                 The Company capitalizes interest costs associated with the
INTEREST construction of certain assets. These costs are not significant. Interest paid during the periods was approximately equal to amounts charged to expense.

                  Interest income for the year ended December 31 was
                $17,534,000 in 1994, $15,677,000 in 1993 and $17,703,000
                in 1992.

---------------------------------------------------------------------------
10                Research and development expenditures for the creation and
R & D application of new and improved products and processes were $265,000,000 in 1994, $258,000,000 in 1993 and $272,000,000
                in 1992.

---------------------------------------------------------------------------
11                The Company leases certain buildings and transportation and
LEASES          other equipment.  Capital leases are not significant.

                  Total rental expense under operating leases was $59,464,000 in 1994, $55,906,000 in 1993 and $52,261,000 in 1992.
                Minimum rental commitments at December 31, 1994, under leases with initial terms in excess of one year were:

           1995--$34,283,000   1996--$22,515,000  1997--           $13,826,000
           1998--$ 9,378,000   1999--$ 5,275,000  2000 and beyond--$18,584,000

---------------------------------------------------------------------------
12              Employee Retirement Plans--  The Company has defined benefit
EMPLOYEE        pension plans for substantially all U.S. employees.  Pension
RETIREMENT      benefits are based on years of service and earnings near
PLANS AND       retirement.  Assets of the plans are comprised principally of
RETIREE         equity securities and fixed income investments.  The U.S. plan
MEDICAL         includes a provision to increase benefit obligations in the
BENEFITS        income investments.  The U.S. plan includes a provision to event of a change in control of the Company, as defined. It is the Company's policy to fund at least the minimum amounts required by Federal law and regulation. During 1992, the Company settled a portion of its retirement benefit obligation to certain retirees through the purchase of annuity contracts.

                  Certain international subsidiaries also have pension plans.
                In most cases, the plans are defined benefit in nature. Assets of the plans are comprised of insurance contracts and equity securities--or book reserves are maintained. Benefit formulas are similar to those used by the U.S. plans. It is the policy of these subsidiaries to fund at least the minimum amounts required by local law and regulation.

                Employee Savings and Thrift Plan-- U.S. employees may participate in the defined contribution 401(k) plan which has been established as a supplemental retirement program. Under this program the Company contributes 60 cents for each dollar contributed by an employee up to 4% of an employee's base pay. At December 31, 1994 approximately 12,500 employees were participating in the program out of the 16,100 who were eligible.

                Retiree Medical Benefits-- In addition to providing pension and 401(k) benefits, the Company also provides health care coverage continuation for qualifying U.S. retirees from date of retirement to age 65.

                  On January 1, 1993, the Company adopted Statement of
                Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS No. 106"). SFAS No. 106 requires that the Company accrue the cost of benefits which may become payable to employees, over their related service periods. Prior to adoption of SFAS No. 106, the Company established liabilities sufficient to cover all future benefits payable to qualifying employees who had retired and not attained age 65. SFAS No. 106 was adopted on a prospective basis and its impact on 1993 earnings was not significant.

                Postemployment Benefits-- On January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting For Postemployment Benefits" ("SFAS No 112"). SFAS No. 112 requires use of the accrual method for benefits such as salary continuation, severance pay and health care continuation provided during the period after employment and before normal retirement age. Adoption of SFAS No. 112 did not have a significant impact on 1994 earnings as the most significant benefit provided by the Company (Workers' Compensation Insurance) had been previously accounted for using the accrual method.

                  Components of net periodic pension cost for the year ended
                December 31 were:

  (dollars in thousands)                           U. S. Plans                      International Plans

                                           1994       1993        1992          1994        1993        1992
  Service cost - benefits
    earned during the period..........  $  22,206  $  17,690   $  16,575     $  13,980   $  12,988   $  11,544
  Interest cost on projected
    benefit obligation................     38,355     34,813      33,049        12,765      13,293      12,864
  Actual return on plan assets........      8,213    (69,507)    (27,299)      (10,126)    (15,457)    (13,700)
  Net amortization and deferral.......    (55,549)    22,759     (14,313)       (3,308)      3,339       1,990
                                        ---------  ---------   ---------     ---------   ---------   ---------
  Net periodic pension cost...........  $  13,225  $   5,755   $   8,012     $  13,311   $  14,163   $  12,698
                                        =========  =========   =========     =========   =========   =========

			40
			    AMP Incorporated and subsidiaries
---------------------------------------------------------------------------
12              The funded status of these plans at December 31 was:
EMPLOYEE
RETIREMENT PLANS
AND RETIREE
MEDICAL BENEFITS
continued

                                                U. S. Plans        International Plans

 (dollars in thousands)                      1994        1993        1994        1993

  Plan assets at fair value.............  $ 501,305   $ 523,972   $ 237,778   $ 201,697
                                          =========   =========   =========   =========

  Actuarial present value of
    benefit obligations:
      Vested benefits...................  $ 353,306   $ 384,946   $ 173,070   $ 145,490
      Nonvested benefits................     43,351      50,467      29,391      25,393
                                          ---------   ---------   ---------   ---------
  Accumulated benefit obligation........    396,657     435,413     202,461     170,883
  Additional benefits based on
    projected future salary increases...    109,791     110,606      26,990      21,113
                                          ---------   ---------   ---------   ---------
  Projected benefit obligation..........  $ 506,448   $ 546,019   $ 229,451   $ 191,996
                                          =========   =========   =========   =========

  Plan assets greater (less) than
    projected benefit obligation........  $ ( 5,143)  $ (22,047)  $   8,327   $   9,701
                                          ==========  ==========  =========   =========

  Accrued liability at year-end.........  $ (67,019)  $ (54,264)  $ (11,601)  $ (12,440)
    Unrecognized net gain...............     57,197      28,277      33,261      34,921
    Unrecognized prior service cost.....    (11,018)    (12,792)        (88)        (99)
    Unrecognized transition amount,
      net of amortization...............     15,697      16,732     (13,245)    (12,681)
                                          ----------  ----------  ----------  ----------
  Plan assets greater (less) than
    projected benefit obligation........  $ ( 5,143)  $ (22,047)  $   8,327   $   9,701
                                          ==========  ==========  ==========  ==========

Key economic assumptions used in these determinations were:

                                            U. S. Plans  International Plans
                                            1994    1993    1994    1993
  Settlement rate--
    January 1.............................. 7.00%    8.25%   6.25%   7.25%
    December 31............................ 8.50%    7.00%   5.75%   6.25%
  Rate of increase in compensation levels.. 4.00%    4.50%   4.00%   4.25%
  Expected long-term rate of return........ 9.50%    9.50%   6.25%   6.50%

Components of net periodic retiree medical cost for the year ended December 31 were:

(dollars in thousands)                                 1994         1993

  Service cost - benefits
    earned during the period.....................   $  2,417     $   1,957
  Interest cost on accumulated
    postretirement benefit obligation............      2,266         2,245
  Net amortization and deferral..................      1,071         1,071
                                                    --------     ---------
  Net periodic postretirement benefit............   $  5,754     $   5,273
                                                    ========     =========

The funded status of these retiree medical plans at December 31 was:

(dollars in thousands)                                    1994         1993

  Plan assets at fair value..........................  $    --      $    --
                                                       =========    =========
  Actuarial present value of
    benefit obligations:
      Retirees.......................................  $  11,261    $  11,712
      Employees eligible to retire...................      4,378        4,546
      Employees not eligible to retire...............     14,551       15,132
                                                       ---------    ---------
   Accumulated postretirement benefit obligation...... $  30,190    $  31,390
                                                       =========    =========
  Plan assets greater (less) than accumulated
    postretirement benefit obligation................  $ (30,190)   $ (31,390)
                                                       =========    =========

  Accrued liability at year-end......................  $ (12,116)   $  (8,733)
    Unrecognized net gain (loss).....................      1,203       (2,309)
    Unrecognized transition amount,
      net of amortization............................    (19,277)     (20,348)
                                                       ---------    ---------
  Plan assets greater (less) than accumulated
    postretirement benefit obligation................  $ (30,190)   $ (31,390)
                                                       =========    =========
			AMP Incorporated and subsidiaries			41
---------------------------------------------------------------------------
12                For disclosure purposes, the transition asset associated
EMPLOYEE        with the retiree medical benefits has been netted against the
RETIREMENT      related accrued liability.
PLANS
AND RETIREE       Retiree medical benefits expense was computed using a
MEDICAL         medical cost trend rate of 12% graded to 5.5% in year 2002
BENEFITS        and later.  For each increase of 1% in the medical cost
continued       trend rate the benefit obligation would increased approximately
                $1,500,000 and annual expense would increase approximately
                $375,000. The settlement rate used to compute the obligation was 7.00% at January 1, 1994 and 8.50% at December 31, 1994.

                Expenses for these plans for the year ended December 31 were:

          (dollars in thousands)            1994       1993       1992

           Pension.....................   $ 26,536   $ 19,918   $ 20,710
           Savings and Thrift..........      9,741      8,903      8,245
           Retiree Medical Benefits....      5,754      5,273      1,999
---------------------------------------------------------------------------
13                In April 1993, the shareholders approved the 1993 Long-Term
BONUS PLANS     Equity Incentive Plan (the "Plan").  The Plan provides that
                Stock Bonus Units ("SARs"), Incentive Stock Options ("ISOs") and/or Non-Qualified Stock Options ("NQSOs") may be issued to key employees. Awards of up to 10,000,000 shares of the Company's Common Stock may be made under the Plan.

                Stock Options-- The Board of Directors determines the terms and conditions applicable to each Stock Option award. The option price per share of Common Stock will not be less than 100% of the fair value of the stock on the award date. Options expire no later than ten years from date of grant and may not be exercised earlier than twelve months from such date. At December 31, 1994, 1,420,200 options were outstanding at option prices ranging from $30.25 to $38.50 per share and none are exercisable until July 27, 1996.

                Stock Bonus Units-- Stock Bonus Units may be granted to participants with or without a Supplemental Cash Bonus, at the discretion of the Board of Directors. The designated value of each Stock Bonus unit may not be less than 95% of the average fair value of the stock over the 10 days preceding the award date. Awards are computed by multiplying vested Bonus Units by the excess of the market price of the Company's Common Stock over the designated value of the Stock Bonus Unit.

                  Approximately 214,000 shares would be distributed in the
                years 1995 through 2000 for Stock Bonus Units granted before and outstanding at December 31, 1994, based on the market price at that date.

                Cash (or Stock) Plan-- Key employees, designated by the Board of Directors, participate in the Cash (or Stock) Plan. Compensation under the plan is related to the achievement of specified performance objectives. Payments are made in cash or in shares of the Company's Common Stock, at the election of the participant.

                  Charges to income before income taxes for current and future distributions under the aforementioned Plans totaled $17,998,000 in 1994, $12,194,000 in 1993 and $12,534,000 in
                1992.

---------------------------------------------------------------------------
14                On October 25, 1989, the Board of Directors adopted a
SHAREHOLDER     Shareholder rights Plan and declared a dividend of one
RIGHTS PLAN     Common Stock Purchase Right (a "Right") for each
                outstanding share of Common Stock. Such Rights only become exercisable, or transferable apart from the Common Stock, ten business days after a person or group (an "Acquiring Person") acquires beneficial ownership of, or commences a tender or exchange offer for, 20% or more of the Company's Common Stock.

                  Each Right then may be exercised to acquire one share of the
                Company's Common Stock at an exercise price of $87.50, subject to adjustment. Thereafter, upon the occurrence of certain events (for example, if the Company is the surviving corporation of a merger with an Acquiring Person), the Rights entitle holders other than the Acquiring Person to acquire Common Stock having a value of twice the exercise price or the Rights. Alternatively, upon the occurrence of certain other events (for example, if the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation), the Rights would entitle holders other than the Acquiring Person to acquire Common Stock of the Acquiring Person having a value twice the exercise price of the Rights.

                  The Rights may be redeemed by the Company at a redemption
                price of 1/2 cent per Right at any time until the tenth business day following public announcement that a 20% position has been acquired or ten business days after commencement of a tender or exchange offer. The Rights will expire on November 6, 1999.

			42
			    AMP Incorporated and subsidiaries
 ---------------------------------------------------------------------------
15                 On January 1, 1993, the Company adopted Statement of
INCOME TAXES    Financial Accounting Standards No. 109, "Accounting For
                Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires that the Company change its method of accounting for income taxes from the deferred method to the liability method. The liability method attempts to recognize the future tax consequences of temporary differences between the book and tax bases of assets and liabilities. SFAS No. 109 was adopted prospectively, and its impact on 1993 earnings was not significant.

                  Provisions are made for estimated U.S. and foreign income
                taxes, less available tax credits and deductions, which may be incurred on the remittance of the Company's share of subsidiaries' undistributed earnings not deemed to be indefinitely invested. Taxes have not been provided on international subsidiaries' earnings of approximately $250 million at December 31, 1994, which are deemed indefinitely reinvested.

                Components of income tax expense for the year ended December 31 were:

(dollars in thousands)                            1994       1993       1992

U.S. Federal:
   Taxes currently payable....................  $131,451   $103,656   $ 75,946
   Deferred taxes.............................   (35,781)   (14,414)       271
Foreign:
   Taxes currently payable....................   118,375     85,549     94,417
   Deferred taxes.............................    (3,155)    (2,166)    (2,115)
Other:
  Taxes currently payable.....................    17,644     21,230     20,830
  Deferred taxes..............................    (3,644)    (4,575)      (579)
                                                --------   --------   --------
                                                $224,890   $189,280   $188,770
                                                ========   ========   ========

At December 31, gross deferred tax assets and liabilities were:

(dollars in thousands)                                    1994         1993

Gross deferred tax assets:
  Inventories................................          $   82,229   $   70,588
  Pensions...................................              22,357       19,586
  Bonus plans................................              12,601        8,009
  Medical benefits...........................              10,402        3,416
  Other......................................              40,422       24,693
                                                       ----------   ----------
                                                       $  168,011   $  126,292
                                                       ==========   ==========
Gross deferred tax liabilities:
  Depreciation...............................          $   51,038   $   55,756
  Undistributed earnings of subsidiaries.....              21,600       21,940
  Unrealized investment gains                              15,644         --
  Other......................................              13,552       13,832
                                                       ----------   ----------
                                                       $  101,834   $   91,528
                                                       ==========   ==========

       At December 31, 1994 and 1993 there were no valuation reserves for deferred tax assets.

      The Company's effective tax rate varied from the U.S. Federal income tax rate for the following reasons:

                                                     1994      1993      1992

U.S. Federal income tax rate....................     35.0%     35.0%     34.0%
State income taxes, net of federal tax benefit..      2.3       2.6       2.8
Foreign income taxes............................      1.5       2.7       3.5
Other items not individually significant........     (1.0)     (1.3)     (0.9)
                                                     -----     -----     -----
Effective tax rate..............................     37.8%     39.0%     39.4%
                                                     =====     =====     =====

Income before income taxes, after allocation of eliminations, is as follows:

(dollars in thousands)                               1994      1993      1992

United States operations........................   $289,401  $284,769  $258,790
International operations........................    304,887   201,167   220,318
                                                   --------  --------  --------
Worldwide income before income taxes............   $594,288  $485,936  $479,108
                                                   ========  ========  ========

   Income tax payments were $190,470,000 in 1994, $174,073,000 in 1993 and
$162,105,000 in 1992.

 			AMP Incorporated and subsidiaries			43
---------------------------------------------------------------------------
16
SUMMARIZED
QUARTERLY
FINANCIAL
DATA (UNAUDITED)

(dollars in thousands                    For the 3 Months Ended
except per share data)
                           March 31       June 30    September 30   December 31
1994

Net sales................  $906,123      $1,003,985    $1,019,963    $1,097,400
Gross income.............   302,156         344,482       347,063       374,480
Net income...............    79,550          95,824        93,166       100,858
Net income per share.....  38 cents        46 cents      44 cents      48 cents

1993

Net sales................  $837,956        $882,737      $857,439      $872,454
Gross income.............   278,146         296,830       286,636       279,718
Net income...............    72,523          75,738        77,402        70,993
Net income per share.....  35 cents        36 cents      37 cents      33 cents

---------------------------------------------------------------------------
17                The Company's business is concentrated almost entirely in one
BUSINESS        product area--electrical and electronic connection,
SEGMENTS        switching and programming devices--which are sold throughout many diverse markets. It is not possible, therefore, to divide the Company's business into meaningful industry segments.

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

                  Pertinent financial data by major geographic segments for
                1994, 1993 and 1992 are:

                    Sales to      Inter-
(dollars in           Trade       segment        Total        Pretax        Net          Total
thousands)          Customers       Sales        Sales        Income       Income        Assets
United States:
  1994...........  $1,708,283     $ 358,787    $2,067,070     $301,102     $182,116     $2,236,417
  1993...........   1,490,798       306,448     1,797,246      281,888      179,360      1,963,136
  1992...........   1,357,936       258,768     1,616,704      256,962      161,471      1,759,348
Europe:
  1994...........  $1,232,604     $  48,269    $1,280,873     $178,632     $119,930     $  901,508
  1993...........   1,053,125        34,706     1,087,831      125,360       81,914        655,813
  1992...........   1,164,634        29,808     1,194,442      145,553       87,637        702,748
Asia/Pacific:
  1994...........  $  873,535     $  73,706    $  947,241     $109,958     $ 62,890     $  897,462
  1993...........     741,187        44,767       785,954       73,681       35,313        755,840
  1992...........     670,324        39,026       709,350       69,410       39,041        671,318
Americas:
  1994...........  $  213,049     $  15,301    $  228,350     $ 21,797     $ 12,483     $  107,874
  1993...........     165,476         9,206       174,682        2,126          671         87,152
  1992...........     144,251        12,816       157,067        5,355        1,090         79,517
Eliminations:
  1994...........        --       $(496,063)   $ (496,063)    $(17,201)    $ (8,021)    $ (372,347)
  1993...........        --        (395,127)     (395,127)       2,881         (602)      (344,022)
  1992...........        --        (340,418)     (340,418)       1,828        1,099       (207,802)
Total:
  1994...........  $4,027,471         --       $4,027,471     $594,288     $369,398     $3,770,914
  1993...........   3,450,586         --        3,450,586      485,936      296,656      3,117,919
  1992...........   3,337,145         --        3,337,145      479,108      290,338      3,005,129

                Transfers between geographic segments are generally priced at
              "large quantity customer prices less a discount" for items not requiring further manufacture and at "cost plus a percentage" for items subject to further processing.

                Included in the assets of the United States segment are short-
              term investments at December 31:  1994--$222,880,000; 1993--
              $306,118,000 and 1992--$389,298,000; which generated interest income of approximately $10,562,000, $11,101,000 and $13,449,000, respectively.

                44      AMP Incorporated and subsidiaries

STATEMENT OF       The financial statements and other financial information
MANAGEMENT       contained in this Annual Report are the responsibility of
RESPONSIBILITY   management.  They have been prepared in accordance with
              generally accepted accounting principles applied on a materially consistent basis and are deemed to present fairly the consolidated financial position of AMP Incorporated and subsidiaires, and the consolidated results of their operations. Where necessary, management has made informed judgments and estimates of the outcome of events and transactions, with due consideration given to materiality.

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

                As part of their audit of the financial statements, the
              Company's independent public accountants review and assess the effectiveness of slected internal accounting controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be applied. In addition, the Company maintains a staff of internal auditors who work with the independent public accountants to ensure adequate auditing coverage of the Company and who conduct operational audits of their own design. Management emphasizes the need for constructive recommendations as part of the auditing process and implements a high proportion of their suggestions.

                The Audit Committee of the Board of Directors meets with the independent public accountants, internal auditors and management periodically to review their respective activities and the discharge of each of their responsibilities. Both the independent public accountants and the internal auditors have free access to the Audit Committee, with or without management, to discuss the scope of their audits and the adequacy of the system of internal controls.

REPORT OF      To the Shareholders and Board of Directors of AMP Incorporated:
INDEPENDENT
PUBLIC         We have audited the accompanying consolidated balance sheets of
ACCOUNTANTS  AMP INCORPORATED (a Pennsylvania Corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

               In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMP Incorporated and subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

             Philadelphia, PA
             February 17, 1995                           Arthur Andersen LLP