Form 10-K, Exhibit 13
period 1995-12-31
AMP INC
filed 1996-03-29
CIK 6164

FINANCIAL REVIEW                                                      EX.13



                            TABLE OF CONTENTS
                          ----------------------------------



                      26     Management's Discussion and Analysis

                      30     Consolidated Statements of Income

                      31     Consolidated Balance Sheets

                      32     Consolidated Statements of Shareholders' Equity

                      33     Consolidated Statements of Cash Flows

                      34     Notes to Consolidated Financial Statements

                      46     Statement of Management Responsibility

                      46     Report of Independent Public Accountants


FINANCIAL REVIEW

    Management's Discussion & Analysis


    AMP merged with M/A-COM, Inc. ("M/A-COM") on June 30, 1995 in an acquisition accounted for as a pooling-of-interests. As a result, all financial amounts and per share data have been restated to include M/A-COM in periods prior to that date.

    Results of Operations -- 1995 Compared with 1994

    Sales for the year were $5.23 billion, increasing 19.6% from $4.37 billion in 1994. The significant increase is attributable to good economic growth in the major countries in which AMP operates throughout the world, with the exception of Japan, as well as increased market share resulting from greater acceptance of AMP products globally. The weakening of the U.S. dollar throughout the year, particularly against the Japanese yen and the German mark, increased 1995 sales by $198 million. Economic growth was more accelerated in the first half of 1995. The more modest growth experienced in the latter part of the year is expected to continue in the first half of 1996; however, faster growth should occur in the second half if, as generally expected, the economies of the U.S., Japan and Europe improve.

        Net income increased 14% in 1995 to $1.96 per share from $1.72 per share in 1994. Net income without the negative impact of the one-time charges and share dilution associated with the merger with M/A-COM was $2.15 per share in 1995. Exchange rate movements did not have a significant impact on earnings per share. Weighted average shares outstanding increased slightly due to the exercise of stock options resulting from the merger with M/A-COM on June 30, 1995.

        During 1995, the Company improved its return-on-equity to 16.2% from 15.9% in 1994. Return-on-assets remained consistent with 1994's 9.9%. However, 1995's return-on-equity and return-on-assets excluding the effects of the one-time costs associated with the merger with M/A-COM were 17.3% and 10.6%, respectively.

         Gross income decreased to 32.3% of sales in 1995 from 34% in the prior year. Most of this decline was due to product mix, principally as a result of the more rapid growth of the Company's newer technology businesses (Global Interconnect Systems Business, "GISB"). Gross margins are lower for GISB businesses since they are in the development stage and have not yet achieved the commercial volumes and efficiencies associated with the Company's mature businesses. Improvements in the gross margin of GISB were achieved in 1995 and further improvements are projected for 1996. Also contributing to the gross margin decline were the AMP-AKZO operating results for the second half of the year, which were included in the consolidated income statement in full due to AMP assuming 100% control on June 30, 1995 of this former 50% joint venture.

         Selling, General and Administrative Expenses declined as a percentage of sales in 1995 to 18.6% from 18.9% in 1994 due to increases in sales volume without commensurate increases in operating expenses. Offsetting this decline were the one-time charges of $48.7 million (approximately 1% of sales) associated with the M/A-COM merger. Research, Development and Engineering (RD&E) expenditures reached $568 million in 1995, up 18.8% from 1994's $478 million. With this growth, RD&E remained at the
    historical rate of approximately 11% of revenue.   Of the $568 million
    expended this year, $351 million qualifies for the creation and application of new and improved products and processes as defined by Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs."

         Other Deductions, net, decreased by $18.6 million in 1995 to $13.4 million primarily as a result of gains on the sales of securities and real property realized in 1995, lower amortization of intangible assets related to acquisitions and the consolidation of AMP-AKZO, previously a 50% joint venture.

         Interest expense increased by $7.7 million due to higher levels of debt in France, Great Britain, Japan and Korea, as well as debt assumed in the acquisition of Simel in late 1994. Offsetting these increases was a decrease in interest expense incurred by M/A-COM due to the redemption of $66 million in debentures in August of 1995.

         The effective tax rate decreased to 36% in 1995 from 37.6% in 1994 as a result of the reduction of certain state rates and the change in the overall level and mix of income and dividends from the international companies.

         Significant sales growth occurred in each of the geographic segments in 1995, a year when, based on the Company's estimates, the connector
    industry grew approximately 7%.   The Americas, which includes the
    Terminal/Connector, GISB and Wireless business units in the United States and other countries in the Americas, had sales to trade customers of
    $2.47 billion, reflecting a 13.9% increase over the prior year.   The
    strongest growth was in the automotive, communications, and industrial/commercial equipment markets, along with very robust growth associated with the GISB products. Americas sales were 47.2% of the worldwide total, down from 49.6% in 1994.

         European segment sales to trade customers increased 18.7% in local currencies and 29.8% in U.S. dollars in 1995. Sales growth was strongest in Germany, Great Britain, The Netherlands, Scandinavia and Spain. Significant industry growth was experienced in the communications, commercial/industrial equipment and, until later in the year, automotive markets. European sales represented 32.5% of the worldwide total in 1995 as compared to 30% in 1994.

         Asia/Pacific segment sales to trade customers grew 10.5% in local currencies and 18.7% in U.S. dollars. The continued slow economic recovery in Japan resulted in only modest sales growth in that country. Sales in Japan account for over half of the sales in the region. Strong broad-based sales growth continued in the rest of the segment because of economic expansion and further migration of manufacturing activities to the Asia/Pacific region. Markets with the strongest growth were commercial/industrial equipment, computers, and networking equipment and systems.

    Results of Operations -- 1994 Compared with 1993

    Sales for the year reached $4.37 billion, increasing 15% over 1993's $3.79 billion. Improving economic conditions in Europe and Japan contributed to broad-based sales growth throughout the world. In the United States, the Company increased sales in every major market category it serves with the exception of M/A-COM's planned decrease in U.S. Department of Defense related sales, which was more than offset by increased sales in the commercial markets M/A-COM serves. Changes in exchange rates increased sales by $62.7 million as the U.S. dollar weakened throughout the year against the Japanese yen and in the second half against the currencies of Western Europe.

         Net income increased 31.5% in 1994 to $1.72 per share from $1.31 per share in 1993 before the cumulative effect of 15 cents per share from the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", in 1993. Exchange rate movements that increased sales in 1994 added a few cents per share to net income. Average shares outstanding were slightly lower during 1994 as a result of the Company's share repurchase plan.

         During 1994, the Company improved its return-on-equity to 15.9% from 13.4% in 1993 while also improving its return-on-assets to 9.9% from 8.4% in 1993 (1993 return computed before cumulative effect of accounting change).

         Gross income as a percent of sales was 34% in 1994 compared with 32.9% in 1993. This increase is the result of productivity gains and improved utilization of manufacturing capacity. Cost reduction programs and product stratification strategies helped offset the negative impact of new business startups and pricing pressures.

         Selling, General and Administrative Expenses were 18.9% of sales in
    1994 down from 19.6% of sales in 1993.   The Company increased its
    investment in future-oriented SG&A infrastructure and new business startups during 1994 which served to increase expenses. However, this was more than offset by the $26.3 million decrease in M/A-COM's SG&A expense. This decrease was primarily attributable to restructuring charges of $27.5 million recorded in 1993, which were reduced by non-recurring gains resulting from the sale of a product line and insurance recoveries of $5.8 million recognized in the same period. This restructuring was the result of a continued decline in M/A-COM's defense business which in 1994 accounted for 50% of its customer orders. The remaining decrease in SG&A attributable to M/A-COM is mainly the result of efficiencies realized from consolidation and downsizing initiatives over the last two years. Research, Development and Engineering expenditures reached $478 million in 1994, up 12% from 1993's $425 million. Of the $478 million expended this year, $287 million qualifies for the creation and application of new and improved products and processes as defined by Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs."

         Other Deductions, net, increased $16.6 million in 1994 to $31.9 million. Major changes were non-recurring investment portfolio gains in 1993, write-down of the carrying value of two of the Company's minority-interest investments, continued accelerated amortization of certain intangible assets related to acquisitions and decreased interest income.

         Interest expense was $29 million, up $1 million from 1993 due to M/A-COM's increased borrowings and higher interest rates.

         The income tax rate on pretax income declined from 38.4% in 1993 to 37.6% in 1994 reflecting changes in the geographic mix of taxable income.

         Significant sales growth over 1993 occurred in each of the geographic segments. In 1994, the Company believes the worldwide connector industry grew at an annual rate of 8%. During the same period, the Company increased sales 15%, exceeding the Company's objective of growing 1.5 times the industry growth rate.

         Sales to trade customers in the Americas, which includes the Terminal/Connector, GISB and Wireless business units in the United States and other countries in the Americas, increased 13.4% in 1994 to $2.17 billion. The strongest growth was in the automotive, communications equipment, industrial/commercial equipment and GISB markets. Sales increased every quarter in the United States in 1994 as the domestic economy continued to perform well. Americas sales were 49.6% of the worldwide total, down from 50.5% in 1993.

         European segment sales to trade customers increased 15% in local currencies and 17% in U.S. dollars as economic recovery continued throughout the year. Sales growth was broad-based and was strongest in the automotive, computer/business equipment, telecommunications and industrial machinery markets. Geographically, France, Great Britain, Italy and Spain were the leaders. European sales in 1994 were 30% of the worldwide total, unchanged from 1993.

       Asia/Pacific segment sales to trade customers grew 10% in local currencies and 17% in U.S. dollars. Economic growth outside of Japan continued to be strong as markets expanded and outsourcing of manufacturing from Japan increased. The Company experienced improving business conditions within Japan in 1994 as the recovery continued to slowly gather strength. Strongest market growth in the region was in consumer electronics, computers and communication equipment.

    Price and Cost Trends

    The primary raw materials used in the Company's products include industrial metals, such as copper, gold and zinc, as well as plastics.
    The costs of these materials early in this decade were relatively stable to declining; however, over the last two years prices have increased significantly. Copper prices on average increased 26% in both 1994 and 1995 from $.85 per pound in 1993 to $1.07 in 1994 and $1.35 in 1995. Gold prices stabilized in 1995 at $384 per troy ounce after increasing 7% in 1994. The cost of zinc has been relatively stable, increasing by less than 4% in both 1994 and 1995. Plastic raw materials prices have held relatively steady in 1995 after increasing significantly in 1994 and early 1995. The impact of plastic price increases on the Company was limited to 2% to 4% in 1995 primarily through contractual arrangements with suppliers. The Company's ability to manage the costs of its raw materials is largely dependent on more efficient material usage, and with respect to plastics, its size advantage and volume purchasing capability. The use of protective hedging is a small component of the overall cost containment strategy.

         Labor and service cost increases were again moderate in 1995, continuing a trend evident since 1990. Wage rate increases were modest and continued to parallel industry, regional and national averages in the countries in which the Company operates.

         Offsetting both pricing pressures and the negative impact of product mix on margins are productivity improvements and the reduction of the amount of raw materials, particularly metals, used to manufacture products. The marketplace has experienced price declines of about 2% to 3% per annum since 1990. The Company believes the availability of the materials and labor skills it requires should remain adequate during 1996 and for the next several years.

    Financial Position and Liquidity

    The Company has over $1 billion of working capital at December 31, 1995. Cash and short-term investments decreased $130 million from the prior year-end as a result of significantly increased capital expenditures, the redemption of $66 million of M/A-COM convertible debentures, and increased accounts receivable and inventory associated with strong sales growth and expansion. Cash provided by operations for 1995 was $747 million, an increase of 9% from the prior year, in spite of the significant increases in both accounts receivable and inventory without offsetting increases in accrued liabilities. Accounts receivable increased $103 million or 11% due to the higher level of sales in the fourth quarter of 1995 as compared to the same period in the prior year. The average number of days sales outstanding in trade accounts receivable at December 31, 1995 held generally steady with the prior year. Inventories increased $121 million to $763 million at December 31, 1995 from $642 million at December 31, 1994. Inventory turns increased only slightly.

         Approximately half of the Company's operating cash flows are generated overseas. There are currently no material restrictions on the transfer of these funds within the Company; however, certain business decisions result in the permanent investment of a portion of these funds in the international companies. These permanent investments have no significant impact on the Company's ability to fund its cash requirements.

         In the fourth quarter of 1995, AMP signed an agreement for a $150 million five-year revolving credit facility with a group of U.S. banks primarily to support a $200 million commercial paper program, also established in the fourth quarter. This formal, syndicated credit facility replaced certain existing uncommitted short-term facilities. The commercial paper program has received the highest ratings from Standard & Poor's Ratings Group, Moody's Investors Service, Inc. and Duff & Phelps Credit Rating Co. Neither of these funding sources has been used as of
    December 31, 1995.   In 1996, AMP plans to fund the majority of its
    working capital needs, dividends and capital expansion using cash flow from operations and, to a lesser extent, investing activities. However, these external sources of funding can be drawn upon if necessary to finance additional growth requirements. AMP's low debt-to-equity ratio of 19.2% affords it considerable leverage for future expansion.


    Capital Expenditures

    Because of the Company's need for additional capacity as well as significant expansion into new product areas and geographic markets in 1995, capital expenditures increased to $713 million from $473 million in 1994 and $370 million in 1993. Approximately 75% of this spending was for machinery and equipment for capacity additions, productivity improvements and tooling for new products. The balance of the expenditures was for additional floor space, including new production facilities and/or expansion of existing facilities in France, the Czech Republic, Hungary, Scotland, Switzerland, Malaysia, China and Colorado, USA. In addition, an engineering facility and human resources development center were added in Harrisburg, PA. Capital expenditures for 1996 should remain relatively consistent with the 1995 level.

    Environmental Matters

    The Company continued to implement and enhance its corporate-wide program for managing environmental matters. This program, which was established more than ten years ago, has evolved into a truly global effort in response to Company initiatives and worldwide business and regulatory forces. A global approach is necessary as regional and worldwide environmental initiatives gain momentum through our customers, organizations such as the European Union, the Organization for Economic Cooperation and Development (OECD), the International Organization for Standards (ISO), NAFTA and the Company's own strict global standards. The Company also continued to implement various environmental management programs to provide an infrastructure that better ensures environmental compliance on a global basis and to be positioned for timely response to possible customer requirements in 1996 for certification under the new ISO 14000 environmental standard. Led by Global Environmental Services, a corporate governance group with staff in Harrisburg, London and Singapore, the global environmental program involves the efforts of Company employees from a variety of functions and locations, including but not limited to executive management on the Environmental Oversight Committee, a cadre of environmental coordinators in the various Company business units, staff from the Global Engineering and Manufacturing Assurance, Global Products Standards, Government Relations and Materials Engineering groups, and operations staff in connection with the integration of the Company's environmental policies into newly acquired businesses and expanding operations around the world.

         Despite these proactive efforts in recent years, potential liabilities for investigative and remedial costs are known to exist related to activities conducted in earlier periods. In 1995, as a result of Company site investigations, including those related to the planned closure of the Matrix Science operations in California, and the acquisition of M/A-COM, the Company's environmental contingencies
    increased.   However, the Company continues to expect that the costs
    associated with such environmental sites will not have a material impact on the Company's financial position, liquidity and capital resources, or competitive position in the next several years.

         Specifically, the Company has potential liabilities at five National Priorities List (NPL) sites in the U.S. under the U.S. Environmental Protection Agency (EPA) Superfund program as a "generator" of wastes. At one site, the Company faces potential liability for wastes sent to a former municipal landfill. Expenditures to date amount to approximately $360,000, with costs in the $1.5 to $6 million range possible over the next two years. At the four other NPL sites owned by third parties and where the Company allegedly sent wastes in prior years, as well as three other sites in the U.S. that are under state jurisdiction, expenditures to date have not exceeded $150,000 and are not expected to exceed $750,000 in the future.

         In addition, the Company has also identified potential liabilities at 22 of its current or former facilities, including those of its subsidiaries. Investigations or remediation are ongoing at these properties as required by government regulations or as part of the Company's property management policy. One such site, an NPL site under the EPA Superfund program, is also subject to a corrective action consent order under the Resource Conservation and Recovery Act. The Company has spent approximately $1.9 million since 1984 to remediate this property and cleanup progressed sufficiently enough in 1995 for the Company to petition to have the site removed from the NPL. Future costs associated with this property are expected to total $1 million over the next five years. At the Matrix Science facilities in California, the Company has spent approximately $1.1 million for investigations, remediation and legal expenses since the merger in 1988, and could possibly spend up to $10 million over the next five years based on current information. Additionally, the Company has incurred approximately $1.7 million in costs to remediate conditions at its current facility in Williamstown, PA; an additional $2.8 million in costs are expected. Two properties formerly occupied by M/A-COM in Sunnyvale, CA and New Brunswick, NJ are also undergoing remediation, with expected future costs of approximately $1.5 million. The Company has spent approximately $12.2 million on the remaining 17 current or former properties since 1984 and future costs are anticipated to be $1 to $2 million annually for the next several years. Several of these facilities are believed to have been impacted by third parties and the Company is taking appropriate legal action. At one such site, local citizens have filed a notice of intent to bring a claim against the Company; however, based on current information the Company believes it will not incur additional liability.

         The Company's accounting policy with respect to environmental costs in general is described in Note 1 to the Consolidated Financial Statements.
                                                                          29

    CONSOLIDATED FINANCIAL STATEMENTS

    CONSOLIDATED STATEMENTS OF INCOME

    -----------------------------------------------------------------------------------------------
    (dollars in thousands except per share data)         Year Ended December 31,
    -----------------------------------------------------------------------------------------------
                                                        1995           1994           1993
                                                     ----------------------------------------------
    Net Sales                                         $5,227,226     $4,369,067     $3,790,476
    Cost of Sales                                      3,539,715      2,884,185      2,541,801
    -----------------------------------------------------------------------------------------------
           Gross income                                1,687,511      1,484,882      1,248,675
    Selling, General and Administrative Expenses         969,512        824,945        744,131
    -----------------------------------------------------------------------------------------------
           Income from operations                        717,999        659,937        504,544
    Interest Expense                                     (36,847)       (29,153)       (27,961)
    Other Deductions, net                                (13,418)       (31,972)       (15,360)
    -----------------------------------------------------------------------------------------------
           Income before income taxes and
             cumulative effect of change
             in accounting principle                     667,734        598,812        461,223
     Income Taxes                                        240,400        225,022        176,874
    -----------------------------------------------------------------------------------------------
           Income before cumulative effect of
             change in accounting principle              427,334        373,790        284,349
    Cumulative effect of change in
        accounting principle (Note 16)                   --             --              33,100
    -----------------------------------------------------------------------------------------------
    Net Income                                          $427,334       $373,790       $317,449
    -----------------------------------------------------------------------------------------------
    -----------------------------------------------------------------------------------------------
    Income per share before cumulative effect
        of change in accounting principle               $   1.96       $   1.72       $   1.31
    Cumulative effect of change in
        accounting principle per share                   --             --                 .15
    -----------------------------------------------------------------------------------------------
    -----------------------------------------------------------------------------------------------
    Net Income Per Share                                $   1.96       $   1.72       $   1.46
    -----------------------------------------------------------------------------------------------
    -----------------------------------------------------------------------------------------------
           The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

    CONSOLIDATED BALANCE SHEETS


                                                                 December 31,      December 31,
(dollars in thousands)                                               1995              1994
-----------------------------------------------------------------------------------------------
Assets
Current Assets:
  Cash and cash equivalents                                      $    212,538       $  244,568
  Securities available for sale                                        58,197          156,708
  Receivables                                                       1,011,460          908,390
  Inventories                                                         762,803          641,953
  Deferred income taxes                                               137,043          135,498
  Other current assets                                                 95,867           87,183
-----------------------------------------------------------------------------------------------
          Total current assets                                      2,277,908        2,174,300
-----------------------------------------------------------------------------------------------
Property, Plant and Equipment                                       4,352,026        3,713,660
    Less - Accumulated depreciation                                 2,413,760        2,138,978
-----------------------------------------------------------------------------------------------
          Property, plant and equipment, net                        1,938,266        1,574,682
-----------------------------------------------------------------------------------------------
Investments and other assets                                          288,565          343,564
-----------------------------------------------------------------------------------------------
Total Assets                                                     $  4,504,739       $4,092,546
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current Liabilities:
  Short-term debt                                                $    318,169      $   182,338
  Payables, trade and other                                           460,892          403,947
  Accrued payrolls and employee benefits                              168,667          156,322
  Accrued income taxes                                                196,417          247,997
  Other accrued liabilities                                           121,948          116,318
-----------------------------------------------------------------------------------------------
          Total current liabilities                                 1,266,093        1,106,922
-----------------------------------------------------------------------------------------------
Long-Term Debt                                                        212,485          278,843
Deferred Income Taxes                                                  45,768           34,249
Other Liabilities                                                     212,365          176,777
-----------------------------------------------------------------------------------------------
          Total liabilities                                         1,736,711        1,596,791
-----------------------------------------------------------------------------------------------
Shareholders' Equity:
  Common stock, without par value-
      Authorized 700,000,000 shares,
        issued 232,491,889 shares                                      79,580           70,135
  Other capital                                                        83,454           80,105
  Deferred compensation                                                (2,489)          (4,568)
  Cumulative translation adjustments                                  156,837          129,612
  Net unrealized investment gains                                      19,423           21,585
  Retained earnings                                                 2,667,755        2,442,317
  Treasury stock, at cost                                            (236,532)        (243,431)
-----------------------------------------------------------------------------------------------
          Total shareholders' equity                                2,768,028        2,495,755
-----------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                       $  4,504,739       $4,092,546
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
            The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                                             Net
                                                                      Cumulative   Unrealized
                                    Common     Other      Deferred   Translation   Investment   Retained      Treasury Stock
(amounts in thousands)               Stock   Capital  Compensation   Adjustments   Gains, net   Earnings     Shares     Amount
---------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1993         $62,003   $78,992    $(5,806)      $ 81,804      $  --      $2,090,132   (14,781)   $(235,988)
Net income                                                                                        317,449
Cash dividends-80 cents per share                                                                (167,838)
Purchases of treasury stock                                                                                    (135)      (3,771)
Distributions of treasury
   stock under bonus plans                       134                                                             88        2,431
Issuance of common stock under
   bonus plans                       3,403               (1,822)
Amortization of deferred
   compensation                                           2,026
Translation adjustments                                                (16,587)
Other                                                                                                 (32)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993        65,406    79,126     (5,602)        65,217         --       2,239,711   (14,828)    (237,328)
Net income                                                                                        373,790
Cash dividends - 84 cents per share                                                              (176,177)
Change in subsidiaries' year-ends                                                                   5,034
Purchases of treasury stock                                                                                    (336)     (10,800)
Distributions of treasury
    stock under bonus plans                      979                                                            160        4,697
Issuance of common stock under
    bonus plans                      4,729                 (606)
Amortization of deferred
    compensation                                          1,640
Translation adjustments                                                 64,395
Net unrealized investment gains                                                      21,585
Other                                                                                                 (41)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994        70,135    80,105     (4,568)       129,612       21,585     2,442,317   (15,004)    (243,431)
Net income                                                                                        427,334
Cash dividends - 92 cents per share                                                              (196,521)
Change in subsidiary's year-end                                                                    (5,375)
Purchases of treasury stock                                                                                     (87)      (3,439)
Distributions of treasury
    stock under bonus plans                    1,075     (3,734)                                                209        7,228
Issuance of common stock under
    bonus plans                      9,445
Amortization of deferred
    compensation                                          5,813
Translation adjustments                                                 27,225
Net unrealized investment losses                                                     (2,162)
ESOP termination                               2,274
Acquisition of business                                                                                          83        3,110
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995       $79,580   $83,454    $(2,489)      $156,837      $19,423    $2,667,755   (14,799)   $(236,532)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
 The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


(dollars in thousands)                                                  Year Ended December 31,
-------------------------------------------------------------------------------------------------------------
                                                                1995            1994            1993
                                                          ---------------------------------------------------
CASH AND CASH EQUIVALENTS at January 1                        $ 244,568       $ 267,702       $ 406,889
-------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income                                                    427,334         373,790         317,449
  Noncash adjustments-
    Depreciation and amortization                               361,394         324,509         306,435
    Deferred income taxes                                        35,460         (43,565)        (64,911)
    Increase to other liabilities                                41,688          17,334          18,554
    Other, net                                                   42,292          43,693          35,773
    Changes in operating assets and liabilities
      net of effects of acquisitions of businesses             (164,356)        (25,777)        (63,393)
    Change in subsidiaries' year-ends                             3,164          (4,568)           --
---------------------------------------------------------------------------------------------------------
      Cash provided by operating activities                     746,976         685,416         549,907
---------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
  Additions to property, plant and equipment                   (712,976)       (472,612)       (369,819)
  Decrease (increase) in securities
    available for sale                                           97,545          24,323         (43,843)
  Acquisitions of businesses, less cash acquired                   (299)        (56,377)        (16,230)
  Increase in investments                                       (71,423)        (47,619)        (37,059)
  Other, net                                                     28,626          (3,813)         13,698
---------------------------------------------------------------------------------------------------------
      Cash used for investing activities                       (658,527)       (556,098)       (453,253)
---------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
  Changes in short-term debt                                    139,968         (37,515)       (137,177)
  Proceeds from long-term debt                                   36,773          71,343         107,265
  Repayments of long-term debt                                  (99,748)        (13,347)        (23,120)
  Purchases of treasury stock                                    (3,439)        (10,800)         (3,771)
  Dividends paid                                               (196,521)       (176,177)       (167,838)
  Other, net                                                      1,188           1,333          (1,490)
---------------------------------------------------------------------------------------------------------
      Cash used for financing activities                       (121,779)       (165,163)       (226,131)
---------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                           1,300          12,711          (9,710)
---------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS at December 31                      $ 212,538       $ 244,568        $267,702
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
CHANGES IN OPERATING ASSETS AND LIABILITIES:
  Receivables                                                 $ (78,348)      $(117,789)       $(57,851)
  Inventories                                                  (103,359)        (70,125)        (23,857)
  Other current assets                                           19,818           5,577         (18,923)
  Payables, trade and other                                      14,460          59,547          (5,302)
  Accrued payrolls and employee benefits                         14,138          30,142          13,626
  Other accrued liabilities                                     (31,065)         66,871          28,914
---------------------------------------------------------------------------------------------------------
                                                              $(164,356)      $ (25,777)       $(63,393)
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    1.  SUMMARY OF ACCOUNTING PRINCIPLES
    Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.
    Investments representing ownership of 20% to 50% in affiliates and joint ventures are accounted for using the equity method.

         The Company's M/A-COM, Inc. subsidiary (See Note 4) changed its fiscal year-end in 1995 from the Saturday nearest September 30 to December 31 in order to be consistent with the rest of the companies' year-ends.
    In 1994, the Company's Asia/Pacific and Americas subsidiaries changed their fiscal year-ends from November 30 to December 31 for the same
    purpose.   In accordance with guidelines of the Securities and Exchange
    Commission, only twelve months of income and expense for the affected companies were included in the Consolidated Statements of Income for 1995 and 1994. Results of operations associated with the additional months were recorded directly to retained earnings in each year and cash flow activity for these same periods was reflected as a single line item in the operating activities section of the Consolidated Statements of Cash Flows.

         Cash and Cash Equivalents--Cash and cash equivalents are comprised of cash in banks, time deposits, repurchase agreements and investments with original maturities of 91 days or less on their acquisition date.

         Investments--On January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). This standard requires that certain debt and equity securities be adjusted to market value at the end of each accounting period. Unrealized market value gains and losses are charged to earnings if the securities are traded for short-term profit. Otherwise, such unrealized gains and losses are charged or credited to a separate component of shareholders' equity. SFAS No. 115 was adopted prospectively, and had no impact on earnings. Management determines the proper classifications of investments in obligations with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 1995 and 1994, all securities covered by SFAS No. 115 were designated as available for sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the Consolidated Statements of Income.

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

          Buildings.................................5%
          Leasehold improvements....................Life of lease
          Machinery and equipment...................7 1/2% to 33 1/3%
          Machines and tools with customers.........20% to 33 1/3%

    Where different depreciation methods or lives are used for tax purposes, deferred income taxes are recorded.

         Maintenance and repairs are charged to expense as incurred. Major repairs and improvements which extend the lives of the related assets are capitalized and depreciated at applicable straight-line rates.

         The cost and accumulated depreciation of items of plant and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values are charged or credited to operating income.

         Other Assets--The excess of cost over the fair value of assets acquired is amortized over periods not exceeding 15 years. In assessing the recoverability of goodwill, impairment is measured against the emergence and success of competing technologies. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business's undiscounted cash flows over the remaining life of the goodwill to assess recoverability.

         Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

34
         Environmental Costs--Environmental expenditures which relate to current operations are capitalized or charged to expense as appropriate. Future remedial expenses are accrued without regard to possible recoveries from third parties when their outcome appears probable and their potential liability can be reasonably estimated.

         Per Share Amounts--Per share amounts have been calculated using the weighted average number of shares outstanding during each period, adjusted for the impact of common stock equivalents using the Treasury Stock Method when the effect is dilutive. The weighted average number of shares outstanding used to compute per share data was 217,716,093 in 1995, 217,012,611 in 1994 and 216,628,525 in 1993.

         Future Accounting Changes--In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121). This statement requires recognition of impairment losses for long-lived assets whenever events or changes in circumstances result in the carrying amount of the assets exceeding the sum of the expected future cash flows associated with such assets. The measurement of the impairment losses to be recognized is to be based on the difference between the fair values and the carrying amounts of the assets. The statement also requires that long-lived assets held for sale be reported at the lower of carrying amount or fair value less cost to sell. SFAS No. 121 must be adopted by the Company in 1996 and such adoption is not expected to have a material effect on the financial position or results of operations of the Company.

         Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") was issued in October 1995. This statement establishes a fair value based method of accounting for grants of equity instruments to employees or suppliers in return for goods or services. With respect to stock-based employee compensation arrangements, SFAS No. 123 permits entities to continue to apply the current accounting methods prescribed by APB Opinion No. 25; however, if the effect is significant, proforma disclosures of net income and earnings per share, determined as if the fair value based method had been applied in measuring compensation cost, are to be provided in the footnotes to the 1996 financial statements. The provisions of the new statement are not anticipated to have any material effect since the accounting for stock-based compensation arrangements will not be changed.

    2.  STOCK SPLIT
    On January 25, 1995, the Board of Directors authorized a two-for-one stock split that was distributed on March 2, 1995, to shareholders of record on February 6, 1995. In addition, authorized shares were increased from 350,000,000 to 700,000,000. All references in the financial statements to number of shares, per share amounts and market prices of the Company's common stock have been retroactively restated to reflect the increased number of common shares outstanding.

    3.  PROPERTY, PLANT AND EQUIPMENT
    At December 31, property, plant and equipment was comprised of the following:

    (dollars in thousands)                              1995         1994
    -------------------------------------------------------------------------
    Land                                            $   81,565   $   66,135
    Buildings and leasehold improvements               898,362      747,996
    Machinery and equipment                          3,003,591    2,546,700
    Machines and tools with customers                  368,508      352,829
    -------------------------------------------------------------------------
                                                    $4,352,026   $3,713,660
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Depreciation expense was $348,216,000, $293,245,000 and $284,609,000 in
    1995, 1994 and 1993, respectively.

    4.  MERGER WITH M/A-COM, INC.
    On June 30, 1995, M/A-COM, Inc. (M/A-COM) was merged with and into the Company through the issuance of 7.6 million shares of AMP common stock which were exchanged for all of the outstanding common shares of M/A-COM. The merger qualifies as a tax-free reorganization and was accounted for as a pooling-of-interests. Accordingly, the Company's financial statements have been restated to include the results of M/A-COM for all periods presented.

         As discussed in Note 1, prior to the merger, M/A-COM used a fiscal year ending on the Saturday nearest September 30. Accordingly, the restated financial statements combine the October 1, 1994 and October 2, 1993 financial statements of M/A-COM with the December 31, 1994 and 1993 financial statements of AMP, respectively. Net sales and the net loss of M/A-COM for the three-month period ended December 31, 1994 were $81.6 million and $5.4 million, respectively, with the net loss reflected as an adjustment to retained earnings effective January 1, 1995.

         Combined and separate results of AMP and M/A-COM during the periods preceding the merger were as follows (in thousands):

----------------------------------------------------------------------------------------
Six Months Ended
June 30, 1995 (unaudited)              AMP        M/A-COM      Adjustment     Combined
----------------------------         ---------------------------------------------------
  Sales                              $2,440        $192          $  --         $2,632
  Net income (loss)                     233           1            (31)           203

Fiscal Year 1994
----------------
  Sales                              $4,027        $342          $  --         $4,369
  Net income (loss) before
   cumulative effect of change in
    accounting principle                369           4              1            374
  Cumulative effect of change in
    accounting principle               --             3             (3)           --
----------------------------------------------------------------------------------------
  Net income (loss)                  $  369        $  7          $  (2)        $  374
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

Fiscal Year 1993
----------------
  Sales                              $3,450        $340          $  --         $3,790
  Net income (loss) before
   discontinued operations and
   cumulative effect of change in
    accounting principle                297         (23)            10            284
  Discontinued operations, less
    income taxes                       --             1             (1)           --
  Cumulative effect of change in
    accounting principle               --            --             33             33
----------------------------------------------------------------------------------------
  Net income (loss)                  $  297        $(22)         $  42         $  317
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

          The combined financial results presented above include adjustments made to conform the accounting policies of the two companies, as well as transaction fees and one-time expenses associated with the merger. The primary adjustment affecting income was the restatement of M/A-COM's adoption of SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109") due to the reduction of the valuation allowance for deferred tax assets that were not expected to be realized by M/A-COM operating separately. M/A-COM adopted this accounting principle originally at the beginning of its fiscal year 1994; however, the timing of this adoption was changed to the beginning of fiscal year 1993 in order to conform with the timing of AMP's adoption. The effect of this adjustment is reflected as income from the cumulative effect of a change in accounting principle of $35 million and a $7 million reduction in the tax provision in fiscal year 1993 and a $1 million reduction in the tax provision in fiscal year 1994. Prior to the restatement for the M/A-COM merger, AMP's effect of adopting SFAS No. 109, a $2 million charge, was included in net income from operations. No intercompany transactions existed between the two companies during the periods presented.

         Transaction costs and one-time charges resulting from the merger of $48.7 million ($31 million net-of-tax) include expenses for investment banker and professional fees, severance related costs and charges to standardize the accounting practices of the companies.

36

    5.  SECURITIES AVAILABLE FOR SALE
    Securities available for sale at December 31, are summarized as follows:

 December 31, 1995
                                                  Gross        Gross
                                             Unrealized   Unrealized
                                                Holding      Holding       Market
(dollars in thousands)              Cost          Gains       Losses        Value
-----------------------------------------------------------------------------------
State and Municipal Securities--
  Maturing in 1 year or less       $ 2,800     $     1      $  --         $  2,801

Common Stock                        23,027      32,369         --           55,396
-----------------------------------------------------------------------------------
                                  $ 25,827     $32,370      $  --          $58,197
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

December 31, 1994                                 Gross        Gross
                                             Unrealized   Unrealized
                                                Holding      Holding       Market
(dollars in thousands)              Cost          Gains       Losses        Value
-----------------------------------------------------------------------------------
U. S. Government Securities--
  Maturing in 1 year or less      $ 1,987     $   --       $  --         $  1,987
  Maturing between 1 and 5 years   54,724         --        1,777          52,947

State and Municipal Securities--
  Maturing in 1 year or less       20,340         --            1          20,339
  Maturing between 1 and 5 years    8,475         --          199           8,276

Commercial Paper                   12,358         --          329          12,029

Common Stock                       21,595      39,535         --           61,130
-----------------------------------------------------------------------------------
                                 $119,479     $39,535      $2,306        $156,708
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

         Differences between cost and market of $32,370,000 (less deferred taxes of $12,896,000) and $37,229,000 (less deferred taxes of $15,644,000)
    were credited to a separate component of shareholders' equity called "Net Unrealized Investment Gains" as of December 31, 1995 and 1994, respectively.

         Proceeds from sales of securities available for sale were approximately $127,186,000 and $249,098,000 for the years ended December 31, 1995 and 1994, respectively. Gross gains and gross losses on such sales were not significant. At December 31, 1995 and 1994, approximately $89,994,000 and $42,000,000 of securities available for sale with original maturities of 91 days or less were included in cash and cash equivalents. The market values of these securities approximate cost.

    6.  INVENTORIES
    At December 31, inventories were comprised of the following:

(dollars in thousands)                              1995       1994
-----------------------------------------------------------------------
Finished goods and work in process                 $411,504   $373,094
Purchased and manufactured parts                    263,926    199,493
Raw materials                                        87,373     69,366
-----------------------------------------------------------------------
                                                   $762,803   $641,953
-----------------------------------------------------------------------
-----------------------------------------------------------------------

    7.  LEASE COMMITMENTS
    The Company leases certain buildings and transportation and other equipment. Capital leases are not significant.

         Total rental expense under operating leases for the year ended December 31 was $79,978,000 in 1995, $67,564,000 in 1994 and
    $62,606,000 in 1993. Minimum rental commitments at December 31, 1995 under leases with initial terms in excess of one year were:

          1996 -- $43,665,000      1999 -- $14,901,000
          1997 -- $34,257,000      2000 -- $10,847,000
          1988 -- $23,000,000      2001 and beyond -- $70,392,000

    8.  FINANCIAL INSTRUMENTS
    The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined commodity price and foreign currency risks.

         Commodities swap agreements are utilized to hedge anticipated purchases of certain metals used in the Company's manufacturing operations. Under these swap agreements, payments are made or received based on the differential between a specified price and the actual price of the metals. These contracts generally cover a one-year period and are accounted for as hedges, with all gains and losses recognized in cost of sales when the commodities are consumed. At December 31, 1995 and 1994, commodity contracts involving notional amounts of $1,400,000 and $52,000,000, respectively, were outstanding. These notional amounts do not represent amounts exchanged by the parties; rather, they are used as the basis to calculate the amounts due under the agreements.

         From time to time the Company and its subsidiaries utilize forward foreign currency exchange contracts to minimize the impact of currency movements, principally on intercompany royalties, inventory purchases and dividends denominated in currencies other than their functional currencies. The terms of these contracts are generally less than one year and they also are hedges of anticipated transactions. Gains and losses related to these agreements are recorded when the related transaction occurs. The purpose of the Company's hedging is to protect it from the risk that the eventual functional currency inflows resulting from the intercompany payments will be adversely affected by changes in exchange rates. The major currency exposures hedged by the Company include the German mark, the Japanese yen, the British pound, the Singapore dollar and the Mexican peso. At December 31, 1995 and 1994, the Company and its subsidiaries had forward foreign currency exchange contracts with aggregate contract amounts of approximately $66,000,000 and $95,000,000, respectively.

         On March 11, 1994, the Company entered into a foreign currency swap with a AAA-rated counterparty to hedge a portion of its net investment in its Japanese subsidiary. Under terms of the agreement, the Company will swap 15.9 billion yen for U.S. $150 million in ten years based on the exchange rate on the day the contract became effective. In addition, the contract provides for the Company to make semi-annual interest payments of 4.61% on the 15.9 billion yen, while receiving semi-annual interest payments of 6.71% on the U.S. $150 million. The Company has the unilateral right to unwind the swap early. Due to the fact that this contract is an effective hedge of an investment in a foreign entity, any gain or loss on the contract is recorded directly to cumulative translation adjustments.

         While it is not the Company's intention to terminate any of the above financial instruments, the fair values were estimated by obtaining quotes from brokers which represented the amounts that the Company would receive or pay if the agreements were terminated at the balance sheet dates.
    These fair values indicated that termination of the commodities swap agreements, the forward foreign currency exchange contracts and the foreign currency swap agreement at December 31, 1995 would have resulted in an $11,000 gain, a $4,900,000 gain and a $12,100,000 loss, respectively. Termination of these agreements at December 31, 1994 would have resulted in a $23,000,000 gain on the commodities contracts, a $3,900,000 gain on the forward foreign currency exchange contracts and a $21,300,000 loss on the foreign currency swap agreement. Due to the volatility of currency exchange rates and commodity prices, these estimated results may or may not be realized.

    9.  INTEREST
    The Company capitalizes interest costs associated with the construction of certain assets. These costs are not significant. Interest paid during the periods was approximately equal to amounts charged to expense. Interest income for the year ended December 31 was $17,204,000 in 1995, $18,097,000 in 1994 and $19,594,000 in 1993.

    10.  RESEARCH AND DEVELOPMENT
    Research and development expenditures for the creation and application of new and improved products and processes for the year ended December 31 were $351,000,000 in 1995, $287,000,000 in 1994 and $277,000,000 in 1993.

38

    11.  DEBT
    At December 31, debt was comprised of the following:

                                                    1995                    1994
--------------------------------------------------------------------------------------------
                                                              Due                     Due
                                              Long         Within      Long        Within
(dollars in thousands)                        Term       One Year      Term      One Year
--------------------------------------------------------------------------------------------
International bank loans, 5.4% weighted
  interest rate (1994--5.3%), repayable
  in varying amounts through 2013            $206,575     $ 26,715    $202,744   $ 15,666

Convertible subordinated debentures, 9.25%
  M/A-COM debt redeemed August 14, 1995         --            --        65,836       --

Mortgages and other indebtedness, 7.0%
  weighted interest rate (1994--8.6%),
  repayable through 2010                        5,910       15,156      10,263      9,956

International overdrafts and demand loans,
  5.9% weighted interest rate
  (1994--6.5%)                                  --         276,298        --      156,716
--------------------------------------------------------------------------------------------
                                             $212,485     $318,169    $278,843   $182,338
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

         At December 31, 1995, the payment schedule of debt due after one year is as follows: $26,784,000 in 1997, $44,801,000 in 1998, $21,032,000 in
    1999, $39,272,000 in 2000 and $80,596,000 in 2001 and beyond.

         In the fourth quarter of 1995, the Company established a commercial paper program for maximum borrowing of $200,000,000. In addition, an agreement for a $150,000,000 five-year revolving credit facility was signed with a group of U.S. banks primarily to back-up the commercial paper program. The facility fee is 6.25 basis points annually and interest rate options on the facility include: (1) the higher of the Federal funds rate plus 1/2 of 1% or the prime commercial lending rate of the lead bank,
    (2) LIBOR, or (3) rates determined as part of a competitive bidding process. This formal syndicated credit facility replaced certain existing uncommitted short-term facilities and has a minimum shareholders' equity requirement of approximately $2 billion. Neither of these funding sources has been used as of December 31, 1995.

         At December 31, 1995 and 1994, the fair values of the Company's short-term and long-term debt were not significantly different from the respective carrying values.

    12.  SHAREHOLDER RIGHTS PLAN
    On October 25, 1989, the Board of Directors adopted a Shareholder Rights Plan and declared a dividend of one Common Stock Purchase Right (a "Right") for each outstanding share of Common Stock. Such Rights only become exercisable, or transferable apart from the Common Stock, ten business days after a person or group (an "Acquiring Person") acquires beneficial ownership of, or commences a tender or exchange offer for, 20% or more of the Company's Common Stock.

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

                                                                          39

    13.  EMPLOYEE RETIREMENT PLANS AND RETIREE MEDICAL BENEFITS
    Defined Benefit Plans--The Company has defined benefit pension plans for substantially all U.S. employees, excluding M/A-COM. Pension benefits are based on years of service and earnings near retirement. Assets of the plans are comprised principally of equity securities and fixed income investments. The U.S. plans include provisions to increase benefit obligations in the event of a change in control of the Company, as defined. It is the Company's policy to fund at least the minimum amounts required by Federal law and regulation.

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

         Defined Contribution Plans--The Company also provides retirement benefits to U.S. employees through defined contribution plans. Employees working for AMP and certain other U.S. subsidiaries may elect to participate in the "Employee Savings and Thrift Plan," a defined contribution 401(k) plan, which has been established as a supplemental retirement program. Under this program the Company contributes 60 cents for each dollar contributed by an employee up to 4% of an employee's base pay. U.S. employees of M/A-COM may elect to participate in the "MERIT
    Plan of Benefits," a defined contribution 401(k) plan. Under this plan, M/A-COM contributes a certain percentage based on the employee's years of service (50%-100%) of each dollar contributed by an employee up to 6% of an employee's cash compensation. Assets of the defined contribution plans consist primarily of various mutual funds, a fixed income fund and AMP stock. Amounts charged to expense for contributions to these plans were $15,330,000, $13,641,000 and $13,103,000 for 1995, 1994 and 1993,
    respectively.

         Retiree Medical Benefits--In addition to providing pension and 401(k) benefits, the Company also provides health care coverage continuation for qualifying U.S. retirees from date of retirement to age 65.

         M/A-COM, Inc. Employee Stock Ownership Plan--M/A-COM had an Employee Stock Ownership Plan (ESOP) which enabled employees to accumulate shares of stock to supplement their retirement benefits. The discretionary contributions of the ESOP were made entirely by M/A-COM and ESOP share purchases were financed by a loan from the Company. On December 15, 1995, M/A-COM terminated the ESOP and made a final contribution in the amount of the outstanding loan balance of $2,274,000. All shares were allocated to the participants at December 31, 1995.

    Key economic assumptions used for defined benefit plans were:

                                            U. S. Plans       International Plans
------------------------------------------------------------------------------------
                                           1995      1994       1995       1994
------------------------------------------------------------------------------------
Settlement rate--
  January 1                                8.50%     7.00%      5.75%      6.25%
  December 31                              7.00%     8.50%      5.25%      5.75%
Rate of increase in compensation levels    4.50%     4.00%      3.25%      4.00%
Expected long-term rate of return          9.50%     9.50%      5.75%      6.25%

     Components of net periodic pension cost for the year ended
     December 31 were:

                                        U. S. Plans                 International Plans
-------------------------------------------------------------------------------------------------
(dollars in thousands)            1995      1994      1993      1995       1994       1993
-------------------------------------------------------------------------------------------------
Service cost - benefits
  earned during the period     $  23,539  $ 22,297  $ 17,787  $ 14,044   $ 13,980   $ 12,988
Interest cost on projected
  benefit obligation              42,188    38,580    35,058    14,922     12,765     13,293
Actual return on plan assets    (126,967)    8,213   (69,507)  (23,541)   (10,126)   (15,457)
Net amortization and deferral     74,918   (55,187)   23,198     8,221     (3,308)     3,339
-------------------------------------------------------------------------------------------------
Net periodic pension cost      $  13,678  $ 13,903  $  6,536  $ 13,646   $ 13,311   $ 14,163
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

                                                                          41
     The funded status of these plans at December 31 was:

                                            U. S. Plans          International Plans
------------------------------------------------------------------------------------------
(dollars in thousands)                     1995       1994          1995       1994
------------------------------------------------------------------------------------------
Plan assets at fair value                $617,103   $501,305      $265,258   $237,778
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
    Vested benefits                       494,089    354,380       192,981    173,070
    Nonvested benefits                     51,946     44,666        35,039     29,391
-----------------------------------------------------------------------------------------
Accumulated benefit obligation            546,035    399,046       228,020    202,461
Additional benefits based on
  projected future salary increases       108,579    110,437        34,533     26,990
------------------------------------------------------------------------------------------
Projected benefit obligation             $654,614   $509,483      $262,553   $229,451
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
Plan assets greater (less) than
  projected benefit obligation           $(37,511)  $ (8,178)     $  2,705   $  8,327
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
Accrued liability at year-end             (76,745)   (69,408)      (13,973)   (11,601)
  Unrecognized net gain                    28,726     59,528        30,219     33,261
  Unrecognized prior service cost          (9,326)   (14,429)       (1,514)       (88)
  Unrecognized transition amount,
    net of amortization                    19,834     16,131       (12,027)   (13,245)
------------------------------------------------------------------------------------------
Plan assets greater (less) than
  projected benefit obligation           $(37,511)  $ (8,178)     $  2,705   $  8,327
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

     Components of net periodic retiree medical cost for the year ended December 31 were:

(dollars in thousands)                    1995     1994     1993
------------------------------------------------------------------------
Service cost - benefits
  earned during the period               $1,595   $2,417   $1,957
Interest cost on accumulated
  postretirement benefit obligation       1,882    2,266    2,245
Net amortization and deferral               615    1,071    1,071
------------------------------------------------------------------------
Net periodic postretirement benefit      $4,092   $5,754   $5,273
------------------------------------------------------------------------
------------------------------------------------------------------------

     The funded status of these retiree medical plans at December 31 was:

(dollars in thousands)                               1995         1994
---------------------------------------------------------------------------
Plan assets at fair value                          $  --        $  --
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
    Retirees                                       $  8,748     $ 11,261
    Employees eligible to retire                      4,771        4,378
    Employees not eligible to retire                 12,989       14,551
---------------------------------------------------------------------------
Accumulated postretirement benefit obligation      $ 26,508     $ 30,190
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Plan assets less than accumulated
  postretirement benefit obligation                $(26,508)    $(30,190)
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Accrued liability at year-end                      $(17,284)    $(12,116)
  Unrecognized net gain                               8,982        1,203
  Unrecognized transition amount,
    net of amortization                             (18,206)     (19,277)
---------------------------------------------------------------------------
Plan assets less than accumulated
  postretirement benefit obligation                $(26,508)    $(30,190)
---------------------------------------------------------------------------
---------------------------------------------------------------------------

         For disclosure purposes, the transition asset associated with the retiree medical benefits has been netted against the related accrued liability.

         Retiree medical benefits expense was computed using a medical cost trend rate of 11% graded to 5.5% in year 2002 and later. For each increase of 1% in the medical cost trend rate the benefit obligation would increase approximately $1,140,000 and annual expense would increase approximately $250,000. The settlement rate used to compute the obligation was 7.00% and 8.50% at December 31, 1995 and 1994, respectively.

    14.  STOCK AWARD PLANS
    Long-Term Equity Incentive Plans--In April 1993, the shareholders approved AMP's 1993 Long-Term Equity Incentive Plan (the "AMP Plan"). The AMP Plan, as amended in April 1995, provides that Stock Bonus Units ("SARs"), Incentive Stock Options ("ISOs"), Non-Qualified Stock Options ("NQSOs") and/or restricted stock may be issued to key employees. Awards of up to 10,000,000 shares of the Company's Common Stock may be made under this plan. The M/A-COM Long-Term Incentive Plan (the "M/A-COM Plan"), adopted in 1990, authorized 336,000 shares for the granting of ISOs, NQSOs, outside Directors' options, SARs and restricted stock. The M/A-COM Plan replaced all existing stock award plans but the awards outstanding under such existing plans were not affected. Subsequent to June 30, 1995, no awards will be made under the M/A-COM Plan.

         Stock Options--The Board of Directors determines the terms and conditions applicable to each Stock Option award. The option price per share of Common Stock will not be less than 100% of the fair value of the stock on the award date. Options expire no later than ten years from date of grant and may not be exercised earlier than twelve months from such date. Generally, options granted under the AMP Plan since inception become exercisable on the third anniversary of the grant date. Currently, no options granted under the AMP Plan are exercisable until July 27, 1996.

         Options granted under the M/A-COM Plan become exercisable over a four-year period with 138,317 and 532,000 exercisable at December 31, 1995 and 1994, respectively. SARs, with an option price of $20.33, were issued in tandem with 294,000 of the stock options outstanding under the M/A-COM Plan at December 31, 1994. Based on past experience, the expressed intent of the two holders not to elect the SAR option, and the underlying economics to the holders, it was management's opinion that SARs would not be exercised, and therefore, no compensation expense had been recognized through December 31, 1994. However, as a result of the merger with and into AMP on June 30, 1995, the holders elected the SAR option for 196,729 of the tandem shares and exercised 97,271 options. The SAR elections were made primarily to pay personal income taxes resulting from the exercises, as well as the exercise price on the stock options. Compensation expense equal to the difference between the market price at June 30, 1995 and the exercise price amounting to $6,557,600 was recorded as part of the merger expenses.

         A summary of the status of the Company's stock option plans follows:

                                ISO's     Average       NQSO's      Average
                               Number       Price       Number        Price
                            of Shares   Per Share    of Shares    Per Share
-----------------------------------------------------------------------------
Outstanding at 12/31/92           --      $  --       780,321     $ 20.04
-----------------------------------------------------------------------------
Granted                       122,400      30.25      532,080       30.15
Exercised                         --         --       (92,082)      19.50
Cancelled                         --         --       (60,262)      20.46
-----------------------------------------------------------------------------
Outstanding at 12/31/93       122,400     $30.25    1,160,057     $ 24.72
-----------------------------------------------------------------------------
Granted                       263,800      35.71      634,560       35.47
Exercised                         --         --       (69,264)      19.64
Cancelled                     (11,600)     34.19      (29,040)      28.84
-----------------------------------------------------------------------------
Outstanding at 12/31/94       374,600     $33.98    1,696,313     $ 28.87
-----------------------------------------------------------------------------
Granted                       377,300      42.85      633,180       42.63
Exercised                         --         --      (282,846)      20.44
Cancelled                     (16,400)     37.87     (242,628)      21.57
-----------------------------------------------------------------------------
Outstanding at 12/31/95       735,500     $38.44    1,804,019     $ 35.77
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

         Stock Bonus Units--Stock Bonus Units awarded under the AMP Plan may be granted to participants with or without a Supplemental Cash Bonus, at the discretion of the Board of Directors. The designated value of each Stock Bonus Unit may not be less than 95% of the average fair value of the stock over the 10 days preceding the award date. Awards are computed by multiplying vested Bonus Units by the excess of the market price of the Company's Common Stock over the designated value of the Stock Bonus Unit. Approximately 159,500 shares would be distributed in the years 1996 through 2000 for Stock Bonus Units granted before and outstanding at December 31, 1995, based on the market price at that date. Stock Bonus Units awarded under the M/A-COM Plan of 56,000 were issued and outstanding at December 31, 1994. All of these units converted to shares during 1995 on a one-for-one basis upon the lapsing of certain restrictions. Currently, it is the Company's intention that no future grants of Stock Bonus Units will be made under either the AMP or the M/A-COM Plan.

42
         Cash (or Stock) Plan--Key employees, designated by the Board of Directors, participate in the Cash (or Stock) Plan. Compensation under the plan is related to the achievement of specified performance objectives. Payments are made in cash or in shares of the Company's Common Stock, at the election of the participant.

        Restricted Stock Plan--In April 1995, the Company's shareholders approved an amendment to the AMP Plan which provides for a restricted stock feature. This feature represents a fourth type of award under the AMP Plan which is available to key executives and is performance-based, linking vesting to attainment by the Company of pre-set average annual earnings growth targets. As of December 31, 1995, 87,100 shares have been awarded under the plan.

         Charges to income before income taxes for current and future distributions under the aforementioned plans for the year ended December 31 totaled $21,272,600 in 1995, $17,998,000 in 1994 and $12,194,000 in
    1993.

         The M/A-COM, Inc. 1990 Restricted Treasury Stock Plan--This Plan reserved 560,000 shares of common stock for granting share allocations as an incentive to officers and key employees of M/A-COM. After receiving an allocation of restricted shares, a participant was awarded specified percentages of such share allocation on subsequent dates based on the achievement of performance targets. Vesting of the restricted shares awarded occurred over a three-year period with all granted share allocations ultimately awarded and vested at September 19, 2000, if the participant was still employed. However, due to the merger, all share allocations and restricted shares were awarded and/or vested on June 30, 1995. Deferred compensation had been recorded as a component of equity when the share allocations were granted based on the market price of the stock at that date, with deferred compensation amortized over the periods to be benefited. Upon the vesting of all share allocations outstanding and restricted stock awards, amounting to 405,160 shares at June 30, 1995, deferred compensation of $3,622,000 was expensed entirely. Deferred compensation amortization was $4,568,000, $1,640,000 and $2,026,000 in
    1995, 1994 and 1993, respectively.   No future grants will be made under
    this Plan.

    15.  SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

(dollars in thousands              For the 3 Months Ended
except per share data)
---------------------------------------------------------------------------
                        March 31      June 30   September 30  December 31
---------------------------------------------------------------------------
1995
--------------------
Net sales              $1,295,769   $1,336,059   $1,297,413    $1,297,985
Gross income              420,912      448,341      413,285       404,973
Net income                105,315       97,518      110,722       113,779
Net income per share     48 cents     45 cents     51 cents      52 cents

1994
--------------------
Net sales              $  985,243   $1,087,836   $1,105,175    $1,190,813
Gross income              329,556      373,687      378,383       403,256
Net income                 80,620       96,396       95,144       101,630
Net income per share     37 cents     44 cents     44 cents      47 cents

         The first quarter of 1995 and the year 1994 have been restated to reflect the merger with M/A-COM treated as a pooling-of-interests. Per share data for 1994 has been restated to reflect the 2-for-1 stock split on March 2, 1995. The second quarter of 1995 includes expenses associated with the merger with M/A-COM of $31 million net-of-tax, which reduced net income per share by 15 cents.

    16. INCOME TAXES
    On January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes" ("SFAS No. 109"). The cumulative effect of adopting SFAS No. 109 was $33,100,000 of income. This amount is reflected in the Consolidated Statement of Income for 1993 as the cumulative effect of a change in accounting principle.

         Provisions are made for estimated U.S. and foreign income taxes, less available tax credits and deductions, which may be incurred on the remittance of the Company's share of subsidiaries' undistributed earnings not deemed to be indefinitely invested. Taxes have not been provided on international subsidiaries' earnings of approximately $265 million at both December 31, 1995 and 1994. These earnings are deemed to be indefinitely reinvested.

                                                                          43

    Components of income tax expense for the year ended December 31 were:

(dollars in thousands)              1995       1994        1993
---------------------------------------------------------------------------
U.S. Federal:
  Taxes currently payable         $107,698   $129,236    $ 95,913
  Deferred taxes                     8,243    (36,760)    (21,386)
Foreign:
  Taxes currently payable          105,657    121,414      87,958
  Deferred taxes                     2,102     (2,968)     (2,166)
Other:
  Taxes currently payable           17,082     17,744      21,130
  Deferred taxes                      (382)    (3,644)     (4,575)
---------------------------------------------------------------------------
                                  $240,400   $225,022    $176,874
---------------------------------------------------------------------------
---------------------------------------------------------------------------

         At December 31, gross deferred tax assets and liabilities were:

(dollars in thousands)                           1995       1994
---------------------------------------------------------------------------
Gross deferred tax assets:
  Inventories                                 $ 91,924    $ 92,008
  Pensions                                      23,979      22,357
  Bonus plans                                   16,461      15,794
  Medical benefits                              13,181      10,402
  Accruals                                      31,301      31,174
  NOL carryovers                                44,619      32,448
  Other                                         29,005      23,661
---------------------------------------------------------------------------
                                              $250,470    $227,844
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Gross deferred tax liabilities:
  Depreciation                                $ 66,195    $ 69,831
  Undistributed earnings of subsidiaries        53,200      21,600
  Unrealized investment gains                   12,896      15,644
  Other                                         26,904      19,520
---------------------------------------------------------------------------
                                              $159,195    $126,595
---------------------------------------------------------------------------
---------------------------------------------------------------------------

         The valuation allowances for deferred tax assets were not significant at December 31, 1995 and 1994.

         The Company's effective tax rate varied from the U.S. Federal income tax rate for the following reasons:

                                                 1995      1994      1993
---------------------------------------------------------------------------
U.S. Federal income tax rate                     35.0%     35.0%     35.0%
State income taxes, net of federal tax benefit    1.6       2.3       2.6
Foreign income taxes                              0.6       1.5       2.7
Other items not individually significant         (1.2)     (1.2)     (1.9)
---------------------------------------------------------------------------
Effective tax rate                               36.0%     37.6%     38.4%
---------------------------------------------------------------------------
---------------------------------------------------------------------------

         The Company has U.S. Federal net operating loss carryforwards related to the recently acquired M/A-COM and AMP-AKZO businesses amounting to approximatley $100 million at December 31, 1995. The net operating loss carryforwards expire primarily in 2004 to 2010.

         For the year ended December 31, income before income taxes, after allocation of eliminations, is as follows:

(dollars in thousands)                      1995      1994      1993
---------------------------------------------------------------------------
United States operations                   $395,126  $285,616  $253,343
International operations                    272,608   313,196   207,880
---------------------------------------------------------------------------
Worldwide income before income taxes       $667,734  $598,812  $461,223
---------------------------------------------------------------------------
---------------------------------------------------------------------------

         Income tax payments were $243,500,000 in 1995, $190,025,000 in
    1994, and $176,090,000 in 1993.

44

    17.  BUSINESS SEGMENTS
    AMP develops, manufactures and markets electrical, electronic and electro-optic connection products, interconnection systems and connector-intensive assemblies. The Company's customers include original equipment manufacturers and their subcontractors, utilities, government agencies,
    distributors and value-added resellers.   Business is concentrated  in one
    product area--electrical and electronic components.

         The operations of the Company are worldwide and can be grouped into several geographic segments. Operations outside the United States are conducted through wholly-owned subsidiary companies that function within assigned, principally national, markets. The subsidiaries manufacture locally where required by market conditions and/or customer demands, and where permitted by economies of scale. Most are also self-financed. However, while they operate fairly autonomously, there are substantial intersegment and intrasegment sales.

         Pertinent financial data by major geographic segments for the year ended December 31 are:

(dollars in thousands)           1995          1994          1993
------------------------------------------------------------------------
Net sales to trade customers:
  United States              $2,238,594    $1,955,329    $1,747,294
  Europe                      1,698,407     1,308,604     1,117,884
  Asia/Pacific                1,059,095       892,085       759,822
  Americas                      231,130       213,049       165,476
------------------------------------------------------------------------
      Total                  $5,227,226    $4,369,067    $3,790,476
------------------------------------------------------------------------
------------------------------------------------------------------------
Intersegment sales:
  United States              $  482,962    $  399,968    $  346,601
  Europe                         64,688        49,274        37,105
  Asia/Pacific                   95,443        73,706        44,767
  Americas                       11,222        15,301         9,206
    Eliminations               (654,315)     (538,249)     (437,679)
------------------------------------------------------------------------
      Total                  $   --        $     --      $     --
------------------------------------------------------------------------
------------------------------------------------------------------------
Pretax income:
  United States             $   398,826    $  300,173    $  283,731
  Europe                        192,807       184,666       130,910
  Asia/Pacific                   74,305       112,302        75,224
  Americas                       11,096        21,797         2,126
    Eliminations                 (9,300)      (20,126)      (30,768)
------------------------------------------------------------------------
      Total                 $   667,734    $  598,812    $  461,223
------------------------------------------------------------------------
------------------------------------------------------------------------
Identifiable assets:
  United States             $ 2,676,394    $2,495,379    $2,235,201
  Europe                      1,135,606       956,351       703,448
  Asia/Pacific                1,022,667       905,289       763,843
  Americas                      121,489       107,874        87,152
    Eliminations               (451,417)     (372,347)     (344,022)
------------------------------------------------------------------------
      Total                 $ 4,504,739    $4,092,546    $3,445,622
------------------------------------------------------------------------
------------------------------------------------------------------------

         Transfers between geographic segments are generally priced at "large quantity customer prices less a discount" for items not requiring further manufacture and at "cost plus a percentage" for items subject to further processing.

         Availability of remittances to the parent company is subject to exchange controls and other restrictions of the various countries.

         Foreign currency transaction net losses, after adjustment for income taxes to the extent appropriate, decreased net income by $5,525,000 in 1995, $4,452,000 in 1994, and $2,665,000 in 1993.
                                                                          45

    STATEMENT OF MANAGEMENT RESPONSIBILITY

    The financial statements and other financial information contained in this Annual Report are the responsibility of management. They have been prepared in accordance with generally accepted accounting principles applied on a materially consistent basis and are deemed to present fairly the consolidated financial position of AMP Incorporated and subsidiaries, and the consolidated results of their operations. Where necessary, management has made informed judgments and estimates of the outcome of events and transactions, with due consideration given to materiality.

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

    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

    To the Shareholders and Board of Directors of AMP Incorporated:

    We have audited the accompanying consolidated balance sheets of AMP Incorporated (a Pennsylvania Corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMP Incorporated and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

         As explained in Note 16 to the financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes to conform with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."




    Philadelphia, PA
    February 16, 1996                               Arthur Andersen LLP





46