Form 10-K, Exhibit 13
period 1996-12-31
AMP INC
filed 1997-03-27
CIK 6164

|AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |
     Management's Discussion & Analysis
                                                                             25

     RESULTS OF OPERATIONS--1996 COMPARED WITH 1995
     Sales for the year were $5.47 billion, increasing 4.6% in U.S. dollars and 7.4% in local currencies from $5.23 billion in 1995. The strengthening of the U.S. dollar in 1996 decreased worldwide sales by approximately $145 million from the prior year. Double-digit growth in the Global Interconnection Systems Business (GISB) and Circuits and Packaging (CIRPAC) served to offset the more modest growth experienced in the Terminal & Connector (T&C) and M/A-COM product lines.
     From a geographic perspective, sales in the European segment increased by 3.9% in local currencies and 1.6% in U.S. dollars. The sluggish growth was mainly the result of weak economic conditions throughout the region, particularly in Germany. Spain was one exception with growth in local currency greater than 20% fueled by sales to the motor vehicle industry. Industry growth was highest in Networking and Cable Systems, Wholesale/Retail and Motor Vehicles. European segment sales were 32% of worldwide sales in 1996, consistent with the prior year.
     Asia/Pacific region sales, 19% of worldwide sales, increased 9.3% in local currencies and were down slightly in reported U.S. dollars. There was significant growth in local currencies in the Asian countries outside of Japan, primarily related to sales in the Computer and Peripheral Equipment, Household Appliances and Communication Equipment Manufacturers markets and in Motor Vehicles in Korea. Japan improved in the latter part of the year with good growth in Motor Vehicles, Computers and Peripheral Equipment and Wireless Communications.
     The Americas, including the United States, grew 9%, with the highest growth in the United States, Canada and Brazil. Markets with double-digit growth in 1996 included Motor Vehicles, Networking and Cabling Systems, and Instrumentation and Measurement Equipment. Sales to the Wireless Communication market were up 7.9%.
     1997 sales growth is expected to be slightly higher than the 1996 growth rate. This growth rate will be impacted by the anticipated negative effect of a stronger dollar, more so in the first few months of the year, and the elimination of sales associated with product lines included in the Company's restructuring actions in the second half of the year (see Restructuring and One-time Charges discussion below).
     Net income in 1996, which included restructuring and one-time charges, decreased to $1.31 per share from $1.96 per share in the prior year. Restructuring and one-time charges of $128 million, net of tax, reduced earnings per share by $.58. Net income in 1996 of $1.89 per share before restructuring and one-time charges was impacted by declining gross margins, offset by lower interest expense and other deductions. The strengthening of the U.S. dollar during the year also decreased these earnings. In addition, weighted average shares outstanding increased due to the merger with Madison Cable Corporation, which resulted in the issuance of 1.6 million shares. Although this transaction was accounted for as a pooling-of-interests, no restatement of financial data was performed since the effect was not material to the Consolidated Financial Statements. Net income in 1995 without the negative impact of the merger expenses associated with the merger with M/A-COM was $2.11 per share.
     Gross income decreased to 28.6% of sales in 1996 from 32.3% in 1995. Restructuring and one-time charges included in Cost of Sales amounted to $62.5 million and accounted for 1.2 percentage points of margin deterioration. Other significant factors negatively impacting gross margin in 1996 included the change in product mix, the unusual level of price erosion on T&C sales to the personal computer industry, increased depreciation expense associated with the higher level of capital expenditures in 1995 and the impact of the underperforming products and operations included in the Company's restructuring plans. Product mix had a greater impact in 1996 due to the modest growth of the Company's T&C and M/A-COM sales, combined with sharp growth in GISB sales. T&C and M/A-COM products have better margins than the GISB products. In addition, the operating results of AMP Circuits, the former AMP-AKZO joint venture, were included for a full 12 months in 1996 versus only 6 months in 1995. Certain products and operations of AMP Circuits and GISB were included in the Company's restructuring plans.
     Improvement in gross margin is expected in 1997 as a result of the Company exiting underperforming product lines and manufacturing operations. This improvement will occur as the year progresses and the restructuring actions are completed. Depreciation, although expected to continue to rise in 1997, should have less of a negative effect on gross margin since capital expenditures year


   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |
     Management's Discussion & Analysis
26

over year are expected to be down slightly, certain assets will be liquidated as part of the restructuring and sales growth is expected to improve.
     Selling, general and administrative expenses (S,G&A) decreased as a percentage of sales from 18.6% in 1995 to 17.6% in 1996 principally due to the absence of $48.7 million in M/A-COM merger expenses incurred in 1995. S,G&A was held steady as a percent of sales if computed without the inclusion of the M/A-COM merger expenses in 1995.
     Research, development and engineering expenses were $579 million in 1996 as compared to $568 million in 1995. Engineering efforts are categorized into concept and development versus product introduction and manufacturing engineering activities. The concept and development phases are consistent with the definition of research and development as prescribed by Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development". Of the $579 million of expenditures in 1996 and $568 million in 1995, $315 million and $309 million, respectively, based on 1996 refined phase definitions, qualified for classification as research and development under SFAS No. 2.
     Other Deductions in 1996 was $33.2 million as compared to $13.4 million in 1995, due primarily to a one-time write-off of equity investments and related commitments in the amount of $34.5 million, offset by the absence of $11.4 million of equity losses of the former AMP-AKZO joint venture that was consolidated and included in the Company's operating income for all of 1996 versus only six months in 1995.
     Despite higher debt levels, interest expense decreased by $5.7 million to $31.2 million in 1996. The decrease was attributable to the redemption of $66 million of M/A-COM debt in August 1995 and declines in international borrowing rates in 1996, particularly in Japan and Germany.
     The effective tax rate decreased to 34.5% in 1996 from 36% in 1995 as a result of the reduction in nondeductible acquisition and goodwill expenses and the change in the overall level and geographic mix of income.

     RESTRUCTURING AND ONE-TIME CHARGES
     The Company recorded $195 million of pretax restructuring and one-time charges ($128 million net of tax) in the fourth quarter of 1996 related to specific decisions to exit certain facilities and products, as well as other one-time write-downs of assets.
     During the fourth quarter, management performed a review of product lines, manufacturing operations and other activities to rationalize their existence based on performance trends. As a result of this review, the decision was made to take $167.6 million of pretax restructuring and one-time charges in order to exit various product lines, manufacturing operations and investments that were not performing or expected to perform at levels which enhance shareholder value. The primary product lines and manufacturing operations affected included the cylindrical connector products used in the military/aerospace industry, the AMP Circuits printed wiring board manufacturing operation that uses the "additive process," various product lines in GISB such as PC Cards and maturing products used in the networking industry, and several U.S. T&C plants and facilities which were outdated and/or specialized in one particular manufacturing process. The method of disposal for most product lines and facilities will involve shutdown and liquidation of assets and termination of employees during 1997. After completion of the restructuring plans, management expects annualized future pretax savings of approximately $50 million. Savings in 1997 will begin to be realized beyond the first quarter as the plans near completion. Equity investment write-offs and a charge for related commitments of $34.5 million were made at the balance sheet date for non-strategic and underperforming ventures of the Company that will no longer be supported. The restructuring and associated charges were recorded in the 1996 Consolidated Income Statement as follows:
$35.1 million in Cost of Sales, $98 million in Restructuring and One-time Charges and $34.5 million in Other Deductions, net. Approximately $70 million of the charges involve anticipated cash payments. Note 2 to the Consolidated Financial Statements presents further detail of these charges.
     Other one-time charges not directly connected to the Company's restructuring plans included $27.4 million in inventory and equipment write-downs included in Cost of Sales related to canceled programs, specialty products no longer supported and underutilized capacity.

   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |
                                                                             27

     RESULTS OF OPERATIONS--1995 COMPARED WITH 1994
     AMP merged with M/A-COM, Inc. ("M/A-COM") on June 30, 1995, in an acquisition accounted for as a pooling-of-interests. As a result, all financial amounts and per share data have been restated to include M/A-COM in periods prior to that date.
     Sales for the year were $5.23 billion, increasing 19.6% from $4.37 billion in 1994. The significant increase is attributable to good economic growth in the major countries in which AMP operates throughout the world, with the exception of Japan, as well as increased market share resulting from greater acceptance of AMP products globally. The weakening of the U.S. dollar throughout the year, particularly against the Japanese Yen and the German Mark, increased 1995 sales by $198 million. Economic growth was more accelerated in the first half of 1995.
     Net income increased 14% in 1995 to $1.96 per share from $1.72 per share in 1994. Net income without the negative impact of the one-time charges associated with the merger with M/A-COM was $2.11 per share in 1995. Exchange rate movements did not have a significant impact on earnings per share. Weighted average shares outstanding increased slightly due to the exercise of stock options resulting from the merger with M/A-COM on June 30, 1995.
     During 1995, the Company improved its return-on-equity to 16.2% from 15.9% in 1994. Return-on-assets remained consistent with 1994's 9.9%. However, 1995's return-on-equity and return-on-assets excluding the effects of the one-time costs associated with the merger with M/A-COM were 17.3% and 10.6%, respectively.
     Gross income decreased to 32.3% of sales in 1995 from 34% in the prior year. Most of this decline was due to product mix, principally as a result of the more rapid growth of the Company's newer technology businesses within GISB. Improvements in the gross margin of the GISB businesses were achieved in 1995. Also contributing to the gross margin decline were the AMP-AKZO operating results for the second half of the year, which were included in the consolidated income statement in full due to AMP assuming 100% control on June 30, 1995 of this former 50% joint venture.
     Selling, General and Administrative Expenses declined as a percentage of sales in 1995 to 18.6% from 18.9% in 1994 due to increases in sales volume without commensurate increases in operating expenses. Offsetting this decline were the one-time charges of $48.7 million (approximately 1% of sales) associated with the M/A-COM merger. Research, development and engineering expenditures reached $568 million in 1995, up 18.8% from 1994's $478 million.
     Other Deductions, net, decreased by $18.6 million in 1995 to $13.4 million primarily as a result of gains on the sales of securities and real property realized in 1995, lower amortization of intangible assets related to acquisitions and the consolidation of AMP-AKZO, previously a 50% joint venture.
     Interest expense increased by $7.7 million due to higher levels of debt in France, Great Britain, Japan and Korea, as well as debt assumed in the acquisition of Simel in late 1994. Offsetting these increases was a decrease in interest expense incurred by M/A-COM due to the redemption of $66 million in debentures in August 1995.
     The effective tax rate decreased to 36% in 1995 from 37.6% in 1994 as a result of the reduction of certain state rates and the change in the overall level and mix of income and dividends from the international companies.
     Significant sales growth occurred in each of the geographic segments in 1995, a year when, based on the Company's estimates, the connector industry grew approximately 7%. The Americas, which includes the T&C, GISB and Wireless units in the United States and other countries in the Americas, had sales to trade customers of $2.47 billion, reflecting a 13.9% increase over the prior year. The strongest growth was in the automotive, communications, and industrial/ commercial equipment markets, along with very robust growth associated with the GISB products. Americas sales were 47.2% of the worldwide total, down from 49.6% in 1994.
     European segment sales to trade customers increased 18.7% in local currencies and 29.8% in U.S. dollars in 1995. Sales growth was strongest in Germany, Great Britain, The Netherlands, Scandinavia and Spain. Significant industry growth was experienced in the communications, commercial/industrial equipment and, until later in the year, automotive markets. European sales represented 32.5% of the worldwide total in 1995 as compared to 30% in 1994.
     Asia/Pacific segment sales to trade customers grew 10.5% in local currencies and 18.7% in U.S. dollars. The continued slow economic recovery in Japan resulted in only modest sales growth in that country. Sales in Japan accounted for over half of the sales in the region. Strong broad-based sales

   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |
     Management's Discussion & Analysis
28

growth continued in the rest of the segment because of economic expansion and further migration of manufacturing activities to the Asia/Pacific region. Markets with the strongest growth were commercial/industrial equipment, computers, and networking equipment and systems.

     PRICE AND COST TRENDS
     The prices paid in 1996 for the Company's primary raw materials, including copper, gold, zinc and plastics, were consistent with those paid in 1995. Although market prices for copper varied greatly during the year, ranging from a low of 88 cents per pound to a high of $1.30 per pound, the effect of protective hedging contracts left AMP's average price paid for copper unchanged in 1996 versus 1995. Gold and zinc prices have been stable for three consecutive years. The average gold price has been in the $380-$390 per troy ounce price range while zinc has been in the 46 cents - 47 cents per pound range. Plastic resin prices declined slightly in 1996 as the Company continued to take advantage of its global volume purchasing capability. The Company's ability to manage the impact of commodity price increases is largely dependent on more efficient material usage.
     As has been the case since 1990, labor and service cost increases were again moderate in 1996. Wage rate increases remained modest and continued to parallel industry, regional and national averages in the countries in which the Company operates. The Company believes the availability of the materials and labor skills it requires should remain adequate during 1997 and for the next several years.
     Despite the stability of raw material and labor costs, operating margins were negatively impacted by price erosion on sales of end products to customers of about 4% in 1996. Price declines since 1990 have averaged about 2% to 3% per annum. The higher level of price declines experienced in 1996 were driven by increased pricing pressures in the computer industry. The Company expects the rate of price erosion to be at least at the 1996 level in 1997.

     FINANCIAL POSITION AND LIQUIDITY
     The Company has $911 million of working capital at December 31, 1996. Cash and short-term investments decreased slightly from the prior year-end as a result of capital expenditures of $592 million (down 16.9%), dividend payments of $219 million (up 11.4%), acquisitions of businesses and long-term investments of $83 million and increased accounts receivable and inventory of $102 million offset by cash provided by operations and increases in short-term debt. Despite lower net income in 1996, cash provided by operations for 1996 was $792 million, an increase of 6% from the prior year, due primarily to an increase in non-cash expenses affecting net earnings and lower working capital financing requirements. Accounts receivable increased only 3% with the average number of days sales outstanding in trade accounts receivable at year-end 1996 improving slightly from year-end 1995. Inventories increased $73 million prior to the restructuring actions, mainly due to missed sales plans in 1996, resulting in inventory turns decreasing moderately. Short-term financing increased by $105 million in Japan and Europe where the interest rates are more advantageous.
     Approximately half of the Company's operating cash flows are generated overseas. There are currently no material restrictions on the transfer of these funds within the Company; however, certain business decisions result in the investment of a portion of these funds in the international companies. These investments have no significant impact on the Company's ability to fund its cash requirements.
     In 1997, AMP plans to fund the majority of its normal working capital needs, cash restructuring costs, dividends and capital expansion using cash flow from operations supplemented as necessary by external financing primarily through its Commercial Paper Facility and other debt facilities in overseas markets where interest rates are low and tax advantages exist.


   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |
                                                                             29

     CAPITAL EXPENDITURES
     Capital expenditures decreased 16.9% in 1996 to $592 million from a record high of $713 million in 1995 and $473 million in 1994. Approximately 75% of the expenditures made in 1996 were associated with investments in buildings, machinery and equipment, molds and dies for production of new products, productivity improvements or additional capacity in new or lower cost markets. Specific investments for new or expanded manufacturing or tooling capabilities were located in Spain, Scotland, the Czech Republic, Estonia, China, Malaysia and Colorado, USA. Capital expenditures in 1997 should be slightly lower than the 1996 level.

     FUTURE ACCOUNTING CHANGES
     In the first quarter of 1997, the Company's inventory costing methodology will change to include manufacturing engineering costs. Previously these costs were expensed in the period incurred. In addition, certain capacity assumptions used to determine inventory standard cost will be modified to more properly reflect the Company's objectives for plant utilization. The net effect of these changes will be a modest one-time benefit to earnings per share.

     ENVIRONMENTAL MATTERS
     The Company continued to implement and enhance its corporate-wide program for managing environmental matters on a global basis. This program has been broadened to better ensure environmental compliance with emerging international, regional and multinational standards. Led by Global Environmental Services, a corporate governance group with staff in Harrisburg, London and Singapore, the global environmental program involves the efforts of Company employees from a variety of functions and locations. Executive management participates on the Environmental Oversight Committee and a cadre of environmental coordinators are actively involved in the various Company businesses. Periodic advice and guidance is obtained from the staffs of various corporate groups. The operations staff is also involved in the integration of the Company's environmental policies into newly acquired businesses and expanding operations around the world.
     Despite these proactive efforts in recent years, potential liabilities for investigative and remedial costs are known to exist related to activities conducted in earlier periods. As a result of Company site investigations, including those related to the closure of the Matrix Science operations in California and certain operations of AMP Circuits, the Company's environmental contingencies and the related liabilities increased in 1996. However, the Company continues to expect that the costs associated with such environmental remediation sites will not have a material impact on the Company's financial position, results of operations, liquidity and capital resources or competitive position in the next several years.
     The Company has been named as a potentially responsible party at eight National Priorities List (NPL) sites in the U.S. pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) as a "generator" of wastes. These are sites that are owned by third parties to which the Company allegedly sent wastes in prior years. At one site that is a former municipal landfill, the Company faces potential liability that may result in costs over the next two years in the $1.5 to $4 million range. At the seven other NPL sites, as well as three other sites in the U.S. that are under state jurisdiction, expenditures are not expected to exceed $1 million in the aggregate in the future.
     In addition, the Company has identified potential liabilities at 28 of its current or former facilities, including those of its subsidiaries. Investigations or remediation are ongoing at these properties as required by government regulations or as part of the Company's property management policy. At three former facilities in California, the Company could spend up to $10 million over the next five years based on current information. Additionally, the Company has potential liability of approximately $18 million over the next five years for ongoing matters at 15 facilities in Pennsylvania, North Carolina and New York. Future costs for the remaining facilities are anticipated to be $1 to $2 million annually for the next several years. Several of these facilities are believed to have been impacted by third parties, and the Company is taking appropriate legal action.
     The Company's accounting policy with respect to environmental costs in general is described in Note 1 to the Consolidated Financial Statements.

   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |
     Consolidated Financial Statements
30

CONSOLIDATED STATEMENTS OF INCOME

                                                            Year Ended December 31,
(dollars in thousands except per share data)         1996           1995        1994
                                               -----------------------------------------
Net Sales ..................................   $ 5,468,028    $ 5,227,226    $4,369,067
Cost of Sales ..............................     3,902,733      3,539,715     2,884,185
                                               -----------------------------------------
        Gross income .......................     1,565,295      1,687,511     1,484,882
Selling, General and Administrative Expenses       964,589        969,512       824,945
Restructuring and One-time Charges .........        98,000             --           --
                                               -----------------------------------------
        Income from operations .............       502,706        717,999       659,937
Interest Expense ...........................       (31,156)       (36,847)      (29,153)
Other Deductions, net ......................       (33,242)       (13,418)      (31,972)
                                               -----------------------------------------
        Income before income taxes .........       438,308        667,734       598,812
Income Taxes ...............................       151,324        240,400       225,022
                                               -----------------------------------------
Net Income .................................   $   286,984    $   427,334    $  373,790
                                               =========================================
Net Income Per Share .......................   $      1.31    $      1.96    $     1.72
                                               =========================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |
                                                                             31

CONSOLIDATED BALANCE SHEETS
                                                    December 31,    December 31,
(dollars in thousands)                                   1996           1995
                                                    ----------------------------
ASSETS
Current Assets:
     Cash and cash equivalents ..................   $   223,779    $   212,538
     Securities available for sale ..............        27,971         58,197
     Receivables ................................     1,025,850      1,011,460
     Inventories ................................       786,623        762,803
     Deferred income taxes ......................       184,273        137,043
     Other current assets .......................       107,684         95,867
                                                    ----------------------------
          Total current assets ..................     2,356,180      2,277,908
                                                    ----------------------------
Property, Plant and Equipment ...................     4,690,819      4,352,026
     Less--Accumulated depreciation .............     2,663,211      2,413,760
                                                    ----------------------------
          Property, plant and equipment, net ....     2,027,608      1,938,266
                                                    ----------------------------
Investments and Other Assets ....................       301,917        288,565
                                                    ----------------------------
Total Assets ....................................   $ 4,685,705    $ 4,504,739
                                                    ============================

Liabilities and Shareholders' Equity
Current Liabilities:
     Short-term debt ............................   $   419,411    $   318,169
     Payables, trade and other ..................       463,261        460,892
     Accrued payrolls and employee benefits .....       164,842        168,667
     Accrued income taxes .......................       201,169        196,417
     Other accrued liabilities ..................       196,212        121,948
                                                    ----------------------------
          Total current liabilities .............     1,444,895      1,266,093
Long-Term Debt ..................................       181,599        212,485
Deferred Income Taxes ...........................        48,037         45,768
Other Liabilities ...............................       221,276        212,365
                                                    ----------------------------
          Total liabilities .....................     1,895,807      1,736,711
                                                    ----------------------------
Shareholders' Equity:
     Common stock, without par value-
          Authorized 700,000,000 shares,
          issued 232,496,129 shares .............        80,866         79,580
     Other capital ..............................        85,325         83,454
     Deferred compensation ......................        (6,896)        (2,489)
     Cumulative translation adjustments .........       112,179        156,837
     Net unrealized investment gains ............         6,134         19,423
     Retained earnings ..........................     2,695,990      2,667,755
     Treasury stock, at cost ....................      (183,700)      (236,532)
                                                    ----------------------------
          Total shareholders' equity ............     2,789,898      2,768,028
                                                    ----------------------------
Total Liabilities and Shareholders' Equity ......   $ 4,685,705    $ 4,504,739
                                                    ============================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |
     Consolidated Financial Statements
32

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                         Cumulative  Net Unrealized                Treasury Stock
                                       Common     Other     Deferred     Translation   Investment    Retained    -------------------
(amounts in thousands)                  Stock    Capital   Compensation  Adjustments     Gains       Earnings     Shares    Amount
                                     -----------------------------------------------------------------------------------------------
Balance at January 1, 1994 .......   $ 65,406   $ 79,126    $ (5,602)     $ 65,217           --     2,239,711   (14,828)  $(237,328)

Net income .......................                                                                    373,790
Cash dividends--84 cents per share                                                                   (176,177)
Change in subsidiaries' year-ends                                                                       5,034
Purchases of treasury stock ......                                                                                 (336)    (10,800)
Distributions of treasury stock
     under stock award plans                         979                                                            160       4,697
Issuance of common stock
     under stock award plans .....      4,729                   (606)
Amortization of
     deferred compensation .......                             1,640
Translation adjustments ..........                                          64,395
Net unrealized investment gains ..                                                       21,585
Other ............................                                                                        (41)
                                     -----------------------------------------------------------------------------------------------
Balance at December 31, 1994 .....     70,135     80,105      (4,568)      129,612       21,585     2,442,317   (15,004)   (243,431)

Net income .......................                                                                    427,334
Cash dividends--92 cents per share                                                                   (196,521)
Change in subsidiary's year-end ..                                                                     (5,375)
Purchases of treasury stock ......                                                                                  (87)     (3,439)
Distributions of treasury stock
     under stock award plans .....                 1,075      (3,734)                                               209       7,228
Issuance of common stock
     under stock award plans .....      9,445
Amortization of
     deferred compensation .......                             5,813
Translation adjustments ..........                                          27,225
Change in net unrealized
     investment gains ............                                                       (2,162)
ESOP termination .................                 2,274
Acquisition  of  business ........                                                                                   83      3,110
                                     -----------------------------------------------------------------------------------------------
Balance at December 31, 1995 .....     79,580     83,454      (2,489)      156,837       19,423     2,667,755   (14,799)   (236,532)

Net income .......................                                                                    286,984
Cash dividends--$1.00 per share ..                                                                   (218,875)
Purchases of treasury stock ......                                                                                  (11)       (439)
Distributions of treasury stock
     under stock award plans .....                 1,501      (5,651)                                               293       8,645
Issuance of common stock
     under stock award plans .....        895
Amortization of
     deferred compensation .......                             1,244
Translation adjustments ..........                                         (44,658)
Change in net unrealized
     investment gains ............                                                      (13,289)
Issuance of treasury shares in
     pooling-of-interests ........        391        370                                              (39,874)    1,597      44,626
                                     -----------------------------------------------------------------------------------------------
Balance at December 31, 1996 .....   $ 80,866   $ 85,325    $ (6,896)     $112,179      $ 6,134   $ 2,695,990   (12,920)  $(183,700)
                                     ===============================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |
                                                                              33

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                          Year Ended December 31,
(dollars in thousands)                                              1996          1995           1994
                                                                 ----------------------------------------
Cash and Cash Equivalents at January 1 .....................     $ 212,538       $244,568      $ 267,702
                                                                 ----------------------------------------
Operating Activities:
     Net income ............................................       286,984        427,334        373,790
     Noncash adjustments-
           Depreciation and amortization ...................       424,100        361,394        324,509
           Restructuring and one-time charges ..............       195,000             --             --
           Deferred income taxes ...........................       (42,922)        35,460        (43,565)
           Increase to other liabilities ...................         9,007         41,688         17,334
           Other, net ......................................        15,438         42,292         43,693
           Changes in operating assets and liabilities
                net of effects of acquisitions of businesses       (95,474)      (164,356)       (25,777)
           Change in subsidiaries' year-ends ...............            --          3,164         (4,568)
                                                                 ----------------------------------------
                Cash provided by operating activities ......       792,133        746,976        685,416
                                                                 ----------------------------------------
Investing Activities:
     Additions to property, plant and equipment ............      (592,341)      (712,976)      (472,612)
     Decrease in securities available for sale, net ........        30,226         97,545         24,323
     Acquisitions of businesses, less cash acquired ........       (50,052)          (299)       (56,377)
     Increase in investments ...............................       (32,604)       (71,423)       (47,619)
     Other, net ............................................         5,931         28,626         (3,813)
                                                                 ----------------------------------------
           Cash used for investing activities ..............      (638,840)      (658,527)      (556,098)
                                                                 ----------------------------------------
Financing Activities:
     Changes in short-term debt ............................       105,394        139,968        (37,515)
     Proceeds from long-term debt ..........................        10,239         36,773         71,343
     Repayments of long-term debt ..........................       (33,608)       (99,748)       (13,347)
     Purchases of treasury stock ...........................          (439)        (3,439)       (10,800)
     Dividends paid ........................................      (218,875)      (196,521)      (176,177)
     Other, net ............................................            --          1,188          1,333
                                                                 ----------------------------------------
           Cash used for financing activities ..............      (137,289)      (121,779)      (165,163)
                                                                 ----------------------------------------

Effect of Exchange Rate Changes on Cash ....................        (4,763)         1,300         12,711
                                                                 ----------------------------------------
Cash and Cash Equivalents at December 31 ...................     $ 223,779      $ 212,538      $ 244,568
                                                                 ========================================

Changes in Operating Assets and Liabilities:
     Receivables ...........................................     $ (29,541)     $ (78,348)     $(117,789)
     Inventories ...........................................       (72,674)      (103,359)       (70,125)
     Other current assets ..................................       (10,465)        19,818          5,577
     Payables, trade and other .............................        13,256         14,460         59,547
     Accrued payrolls and employee benefits ................        (1,226)        14,138         30,142
     Other accrued liabilities .............................         5,176        (31,065)        66,871
                                                                 ----------------------------------------
                                                                 $ (95,474)     $(164,356)     $ (25,777)
                                                                 ========================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |
     Consolidated Financial Statements
34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Accounting Principles

     PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Investments representing ownership of 20% to 50% in affiliates and joint ventures are accounted for using the equity method.
     The Company's M/A-COM, Inc. subsidiary (see Note 3) changed its fiscal year-end in 1995 from the Saturday nearest September 30 to December 31 in order to be consistent with the rest of the companies' year-ends. In 1994, the Company's Asia/Pacific and Americas subsidiaries changed their fiscal year-ends from November 30 to December 31 for the same purpose. In accordance with guidelines of the Securities and Exchange Commission, only twelve months of income and expense for the affected companies were included in the Consolidated Statements of Income for 1995 and 1994. Results of operations associated with the additional months were recorded directly to retained earnings in each year, and cash flow activity for these same periods was reflected as a single line item in the operating activities section of the Consolidated Statements of Cash Flows.
     CASH AND CASH EQUIVALENTS--Cash and cash equivalents are comprised of cash in banks, time deposits, repurchase agreements and investments with original maturities of 91 days or less on their acquisition date.
     INVESTMENTS--The Company accounts for its investments using Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). This standard requires that certain debt and equity securities be adjusted to market value at the end of each accounting period. Unrealized market value gains and losses are charged to earnings if the securities are traded for short-term profit. Otherwise, such unrealized gains and losses are charged or credited to a separate component of shareholders' equity.
     Management determines the proper classifications of investments in obligations with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 1996 and 1995, all securities covered by SFAS No. 115 were designated as available for sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the Consolidated Statements of Income.
     INVENTORIES--Inventories, consisting of material, labor and overhead, are stated at the lower of first-in, first-out ("FIFO") cost or market.
     PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION--Property, plant and equipment is stated at cost, adjusted to current exchange rates where applicable. Depreciation is computed by applying principally the straight-line method to individual items. Depreciation rate ranges are substantially as follows:

            Buildings.............................5%
            Leasehold improvements................Life of lease
            Machinery and equipment...............7 1/2% to 33 1/3%
            Machines and tools with customers.....20% to 33 1/3%

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


   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |
                                                                             35
1.   Summary of Accounting Principles  continued

     ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     ENVIRONMENTAL COSTS--Environmental expenditures which relate to current operations are capitalized or charged to expense as appropriate. Future remedial expenses are accrued without regard to possible recoveries from third parties when their outcome appears probable and their potential liability can be reasonably estimated.
     PER SHARE AMOUNTS--Per share amounts have been calculated using the weighted average number of shares outstanding during each period, adjusted for the impact of common stock equivalents using the Treasury Stock Method when the effect is dilutive. The weighted average number of shares outstanding used to compute per share data was 219,596,887 in 1996, 217,716,093 in 1995 and
217,012,611 in 1994.
     CHANGES IN ACCOUNTING POLICIES--On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"). This statement requires recognition of impairment losses for long-lived assets whenever events or changes in circumstances result in the carrying amount of the assets exceeding the sum of the expected future cash flows associated with such assets. The measurement of the impairment losses to be recognized is to be based on the difference between the fair values and the carrying amounts of the assets. SFAS No. 121 also requires that long-lived assets held for sale be reported at the lower of carrying amount or fair value less cost to sell. The effect of the adoption of this policy on January 1, 1996 was immaterial to the consolidated financial results of the Company; however, as a result of the restructuring actions and other issues discussed in Note 2, $68.1 million in charges were recorded for write-downs of long-lived assets in the fourth quarter.
     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") was effective for 1996. This statement provides for a fair value based method of accounting for grants of equity instruments to employees or suppliers in return for goods or services. With respect to stock-based compensation to employees, SFAS No. 123 permits entities to continue to apply the provisions prescribed by APB Opinion No. 25; however, pro forma disclosures of net income and earnings per share must be presented as if the fair value based method had been applied in measuring compensation cost. The Company elected to continue with the accounting method prescribed by APB Opinion No. 25 and presented the pro forma disclosures in Note 15.

2.   Restructuring and One-time Charges

     The Company recorded $195 million of pretax restructuring and one-time charges in the fourth quarter of 1996.
     RESTRUCTURING AND ONE-TIME CHARGES--In the fourth quarter, the Company's management performed a review of product lines, manufacturing operations and other activities to rationalize their existence based on performance trends. As a result of this review, the decision was made to exit various product lines, manufacturing operations and investments that were not performing or expected to perform at levels which enhance shareholder value. The product lines and manufacturing operations affected included the cylindrical connector products used in the military/aerospace industry, the printed wiring board manufacturing operation that uses the "additive process," various product lines in the Global Interconnection Systems Business such as PC Cards and maturing products used in the networking industry and several U.S. plants and facilities in the Terminal and Connector area which were outdated and/or specialized in one particular manufacturing process. The method of disposal for most product lines and facilities will involve shutdown and liquidation of assets and termination of employees during 1997. No such actions were taken in 1996 as approval of the plans occurred on December 31, 1996. Equity investment write-offs and a charge for related commitments of $34.5 million were made at the balance sheet date for non-strategic and underperforming ventures of the


   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |
     Notes To Consolidated Financial Statements
36

2.   Restructuring and One-time Charges--continued

Company which will no longer be supported. The pretax charges recorded in the fourth quarter associated with restructuring decisions amounted to $167.6 million and are summarized by income statement classification and category as follows:

             Classification/Category                       Amount
       ------------------------------------------------------------
         (in millions)
         Cost of Sales.................................$    35.1
         Restructuring & One-time Charges:
           Severance...................................     13.3
           Facilities & Environmental..................     42.3
           Contractual Commitments.....................     26.6
           Intangible Assets/Other.....................     15.8
                                                       ----------
         Total.........................................$    98.0
                                                       ----------
         Other Deductions, net:                        $    34.5
                                                       ----------
         Total Charges.................................$   167.6
                                                       ==========

     OTHER ONE-TIME CHARGES--In addition to the restructuring and one-time charges above, $27.4 million in reserves for inventory and equipment write-downs were included in Cost of Sales related to canceled programs, specialty products no longer supported and excess capacity.
     Restructuring and one-time charges related to inventory, equipment, intangible asset and investment write-downs reduced the related asset balances on the balance sheet. Reserves for severance payments, environmental expenditures and contractual commitments were recorded as other accrued liabilities.

3.   Merger With M/A-COM, Inc.

     On June 30, 1995, M/A-COM, Inc. ("M/A-COM") was merged with and into the Company through the issuance of 7.6 million shares of AMP common stock which were exchanged for all of the outstanding common shares of M/A-COM. The merger qualified as a tax-free reorganization and was accounted for as a pooling-of-interests. Accordingly, the Company's financial statements for periods prior to the merger have been restated to include the results of M/A-COM.
     As discussed in Note 1, prior to the merger, M/A-COM used a fiscal year ending on the Saturday nearest September 30. Accordingly, the restated financial statements combine the October 1, 1994, financial statements of M/A-COM with the December 31, 1994 financial statements of AMP. Net sales and the net loss of M/A-COM for the three-month period ended December 31, 1994, were $81.6 million and $5.4 million, respectively, with the net loss reflected as an adjustment to retained earnings effective January 1, 1995.
     Combined and separate results of AMP and M/A-COM during the periods preceding the merger were as follows (in thousands):

Six Months Ended
June 30, 1995 (unaudited)                    AMP    M/A-COM  Adjustment Combined
--------------------------------------     -------------------------------------
Sales ................................     $2,440     $192     $ --      $2,632
Net income (loss) ....................        233        1      (31)        203

Fiscal Year 1994
--------------------------------------
Sales ................................     $4,027     $342     $ --      $4,369
Net income before cumulative effect of
     change in accounting principle ..        369        4        1         374
Cumulative effect of change in
     accounting principle ............         --        3       (3)         --
                                           -------------------------------------
Net income (loss) ....................     $  369     $  7     $ (2)     $  374
                                           -------------------------------------

     The combined financial results presented above include adjustments made to conform the accounting policies of the two companies, as well as transaction fees and one-time expenses associated with the merger. No intercompany transactions existed between the two companies during the periods presented. Transaction costs and one-time charges resulting from the merger of $48.7 million

   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |
                                                                             37

($31 million net-of-tax) include expenses for investment banker and professional fees, severance related costs and charges to standardize the accounting practices of the companies.

4.   Stock Split

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

5.   Property, Plant and Equipment

     At December 31, property, plant and equipment was comprised of the following:

(dollars in thousands)                       1996           1995
                                         -------------------------
Land .................................   $   78,318     $   81,565
Buildings and leasehold improvements..      976,701        898,362
Machinery and equipment ..............    3,275,696      3,003,591
Machines and tools with customers ....      360,104        368,508
                                         --------------------------
                                         $4,690,819     $4,352,026
                                         =========================

     Depreciation expense was $410,340,000, $348,216,000, and $293,245,000 in
1996, 1995, and 1994, respectively.

6.   Securities Available For Sale

     Securities available for sale at December 31 are summarized as follows:

December 31, 1996                               Gross        Gross
-----------------                            Unrealized    Unrealized
                                               Holding       Holding      Market
(dollars in thousands)               Cost       Gains        Losses       Value
                                   ----------------------------------------------
Commercial Paper..............     $ 1,996     $   --        $ 17        $ 1,979
Common Stock .................      16,110      9,882          --         25,992
                                   ----------------------------------------------
                                   $18,106     $9,882        $ 17        $27,971
                                   ==============================================

December 31, 1995
-----------------

State and Municipal Securities--
   Maturing in 1 year or less      $ 2,800    $     1        $ --        $ 2,801
Common Stock                        23,027     32,369          --         55,396
                                   ----------------------------------------------
                                   $25,827    $32,370        $ --        $58,197
                                   ==============================================

     Differences between cost and market of $9,865,000 (less deferred taxes of $3,731,000) and $32,370,000 (less deferred taxes of $12,896,000) were credited to a separate component of shareholders' equity called "Net Unrealized Investment Gains" as of December 31, 1996 and 1995, respectively.
     Proceeds from sales of securities available for sale were approximately $69,155,000 and $127,186,000 for the years ended December 31, 1996 and 1995, respectively. In 1996, gross gains on the sale of securities available for sale amounted to $16,618,000; gross losses were not significant. Gross gains and gross losses on such sales were not significant in 1995. At December 31, 1996 and 1995, approximately $53,039,000 and $89,994,000 of securities available for sale with original maturities of 91 days or less were included in cash and cash equivalents. The market values of these securities approximate cost.



   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |
     Notes To Consolidated Financial Statements
38

7.   Inventories

     At December 31, inventories were comprised of the following:

(dollars in thousands)                      1996        1995
                                         ----------------------
Finished goods and work in process..      $430,595     $411,504
Purchased and manufactured parts ...       253,829      263,926
Raw materials ......................       102,199       87,373
                                         ----------------------
                                          $786,623     $762,803
                                         ======================

8.   Lease Commitments

     The Company leases certain buildings and transportation and other equipment. Capital leases are not significant.
     Total rental expense under operating leases for the year ended December 31 was $79,113,000 in 1996, $79,978,000 in 1995, and $67,564,000 in 1994. Minimum
rental commitments at December 31, 1996, under leases with initial terms in excess of one year were:

               1997-$50,440,000        2000-$15,669,000
               1998-$37,404,000        2001-$12,818,000
               1999-$23,001,000        2002 and beyond-$92,165,000

9.   Financial Instruments
     The Company uses derivative financial instruments to manage well-defined commodity price and foreign currency risks. Financial instruments are not used for trading purposes.
     Commodities swap agreements are utilized to hedge anticipated purchases of certain metals used in the Company's manufacturing operations. Under these swap agreements, payments are made or received based on the differential between a specified price and the actual price of the metals. These contracts generally cover a one-year period and are accounted for as hedges, with all gains and losses recognized in cost of sales when the commodities are consumed. At December 31, 1996 and 1995, commodity contracts involving notional amounts of $48,200,000 and $1,400,000, respectively, were outstanding. These notional amounts do not represent amounts exchanged by the parties; rather, they are used as the basis to calculate the amounts due under the agreements.
     From time to time the Company and its subsidiaries utilize forward foreign currency exchange contracts to minimize the impact of currency movements, principally on anticipated intercompany royalties, inventory purchases, loans and dividends denominated in currencies other than their functional currencies. In 1996, the Company established a European treasury center to consolidate financing activities in the region and facilitate intercompany lending. As a result, the use of forward foreign currency exchange contracts increased significantly. The terms of these contracts are generally less than one year. Gains and losses related to these agreements are recorded when the related transaction occurs. The purpose of the Company's hedging is to protect it from the risk that the eventual functional currency inflows resulting from the intercompany payments will be adversely affected by changes in exchange rates. Contract values for the Company's open foreign currency agreements, all with A-rated counterparties, at December 31 are summarized below:

          (dollars in thousands)              1996        1995
                                          ----------------------
          U.S. $ / French Franc .....     $187,670      $   --
          U.S. $ / British Pound ....       88,558       9,536
          U.S. $ / Swiss Franc ......       53,060          --
          Swiss Franc / British Pound       44,417          --
          U.S. $ / German Mark ......       24,999      20,833
          U.S. $ / Japanese Yen .....        1,614      23,362
          Others ....................       17,565      12,485
                                          ----------------------
                                          $417,883     $66,216
                                          ======================

     On March 11, 1994, the Company entered into a foreign currency swap with a AAA-rated counterparty to hedge a portion of its net investment in its Japanese subsidiary. Under terms of the agreement, the Company will swap 15.9 billion yen for U.S. $150 million in ten years based on the exchange rate on the day the contract became effective. In addition, the contract provides for the Company to make semi-annual interest payments of 4.61% on the 15.9 billion yen, while receiving semi-annual interest payments of 6.71% on the U.S. $150 million. The Company has the unilateral

   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |
                                                                             39

9.   Financial Instruments--continued

right to unwind the swap early. Due to the fact that this contract is an effective hedge of an investment in a foreign entity, any gain or loss on the contract is recorded directly to cumulative translation adjustments.
     While it is not the Company's intention to terminate any of the above financial instruments, the fair values were estimated by obtaining quotes from brokers which represented the amounts that the Company would receive or pay if the agreements were terminated at the balance sheet dates. These fair values indicated that termination of the commodities swap agreements, the forward foreign currency exchange contracts and the foreign currency swap agreement at December 31, 1996 would have resulted in a $1,700,000 gain, a $2,100,000 loss and a $3,200,000 loss, respectively. Termination of these agreements at December 31, 1995 would have resulted in a $11,000 gain on the commodities contracts, a $4,900,000 gain on the forward exchange contracts and a $12,100,000 loss on the foreign currency swap agreement. Due to the volatility of currency exchange rates and commodity prices, these estimated results may or may not be realized.


10.  Interest
     The Company capitalizes interest costs associated with the construction of certain assets. These costs are not significant. Interest paid during the periods was approximately equal to amounts charged to expense. Interest income for the year ended December 31 was $13,963,000 in 1996, $17,204,000 in 1995, and
$18,097,000 in 1994.


11.  Research and Development
     Research and development expenditures for the creation and application of new products and processes for the year ended December 31 were $315,100,000 in 1996, $308,800,000 in 1995, and $259,900,000 in 1994. The Company refined its definitions of engineering phases in 1996. These phases are used to categorize engineering efforts into concept and development versus product introduction and manufacturing engineering activities. Prior year amounts were restated in accordance with the revised definitions.


12.  Debt

     At December 31, debt was comprised of the following:

                                                                       1996                     1995
                                                              ----------------------   ---------------------
                                                                              Due                     Due
                                                                 Long        Within      Long        Within
          (dollars in thousands)                                 Term       One Year     Term       One Year
                                                              ----------------------   ---------------------
          International bank loans, 5.2% weighted
             interest rate (1995-5.4%), repayable
                 in varying amounts through 2013...            $171,844     $ 20,962    $206,575     $ 26,715

          Mortgages and other indebtedness, 6.8%
             weighted interest rate (1995-7.0%),
                 repayable through 2010 ...........               9,755        5,228       5,910       15,156

          International overdrafts and demand loans,
             4.4% weighted interest rate (1995-5.9%)...              --      393,221          --      276,298
                                                              ----------------------   -----------------------
                                                              $181,599      $419,411    $212,485     $318,169
                                                              ======================   =======================

     At December 31, 1996, the payment schedule of debt due after one year is as follows: $50,433,000 in 1998, $20,296,000 in 1999, $35,398,000 in 2000,
$6,194,000 in 2001 and $69,181,000 in 2002 and beyond.
     In the fourth quarter of 1995, the Company established a commercial paper program for maximum borrowing of $200,000,000. In addition, an agreement for a $150,000,000 five-year revolving credit facility was signed with a group of U.S. banks primarily to back up the commercial paper program. The facility fee is
6.25 basis points annually and interest rate options on the facility include:
(1) the higher of the Federal funds rate plus 1/2 of 1% or the prime commercial lending rate of the lead bank, (2) LIBOR, or (3) rates determined as part of a competitive bidding process. This formal syndicated credit facility replaced certain existing uncommitted short-term facilities and has a minimum shareholders' equity requirement of approximately $2 billion. Neither of these funding sources were in use at December 31, 1996 and 1995.
     At December 31, 1996 and 1995, the fair values of the Company's short-term and long-term debt were not significantly different from the respective carrying values.


   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |
     Notes To Consolidated Financial Statements
40

13.  Employee Retirement Plans And Retiree Medical Benefits

     DEFINED BENEFIT PLANS--The Company sponsors a defined benefit pension plan which covers the majority of its U.S. employees. Pension benefits are based on years of service and earnings near retirement. Assets of the plan are comprised principally of equity securities and fixed income investments. The plan includes a provision to increase benefit obligations in the event of a change in control of the Company, as defined. It is the Company's policy to fund at least the minimum amounts required by Federal law and regulation.
     Certain international subsidiaries also have pension plans. In most cases, the plans are defined benefit in nature. Assets of the plans are comprised of insurance contracts and equity securities-- or book reserves are maintained. Benefit formulas are similar to those used by the U.S. plan. It is the policy of these subsidiaries to fund at least the minimum amounts required by local law and regulation.
     DEFINED CONTRIBUTION PLANS--The Company also provides supplemental retirement benefits to the majority of its U.S. employees through defined contribution 401(k) plans. Participation in these plans is elective, and contributions made by employees are matched by the company in varying amounts based upon a percentage of gross wages and, in certain cases, seniority. Assets of these plans are invested in mutual funds, a fixed income fund and AMP stock. Charges to earnings for these plans amounted to $15,944,000 in 1996, $15,330,000 in 1995 and $13,641,000 in 1994.
     RETIREE MEDICAL BENEFITS--In addition to providing pension and 401(k) benefits, the Company also provides health care coverage continuation for qualifying U.S. retirees from date of retirement to age 65.

     Components of net periodic retiree medical cost for the year ended December 31 were:

(dollars in thousands)                                                1996      1995      1994
                                                                   ------------------------------
Service cost--benefits earned during the period ...............    $  2,016   $ 1,595   $  2,417
Interest cost on accumulated
        postretirement benefit obligation ....................        1,915     1,882      2,266
Net amortization and deferral ................................          689       615      1,071
                                                                   ------------------------------
Net periodic postretirement benefit ..........................     $  4,620    $ 4,092   $  5,754
                                                                   ==============================
The funded status of these retiree medical plans at December 31 was:

(dollars in thousands)                                                1996         1995
                                                                   ------------------------
Plan assets at fair value ....................................     $     --    $     --

Actuarial present value of benefit obligations:
        Retirees .............................................        8,924       8,748
        Employees eligible to retire .........................        4,868       4,771
        Employees not eligible to retire .....................       13,252      12,989
                                                                   ------------------------
Accumulated postretirement benefit obligation ................     $ 27,044    $ 26,508
                                                                   ========================
Plan assets less than accumulated postretirement
        benefit obligation....................................     $(27,044)   $(26,508)
                                                                   ========================
Accrued liability at year-end ................................     $(16,815)   $(17,284)
        Unrecognized net gain ................................        6,906       8,982
        Unrecognized transition amount, net of amortization ..      (17,135)    (18,206)
                                                                   ------------------------
Plan assets less than accumulated postretirement
        benefit obligation....................................     $(27,044)   $(26,508)
                                                                   ========================

     Retiree medical benefits expense was computed using a medical cost trend rate of 11% graded to 5.5% in year 2002 and later. For each increase of 1% in the medical cost trend rate the benefit obligation would increase approximately $1,163,000 and annual expense would increase approximately $283,000. The settlement rate used to compute the obligation was 7.5% and 7.0% at December 31, 1996 and 1995, respectively.

   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |
                                                                             41
13.  Employee Retirement Plans and Retiree Medical Benefits--continued

     Key economic assumptions used for defined benefit plans were:

                                              U.S. Plans     International Plans
                                            ------------------------------------
                                            1996      1995      1996      1995
                                            ------------------------------------
Settlement rate--
        January 1 .......................   7.00%     8.50%     5.25%     5.75%
        December 31 .....................   7.50%     7.00%     5.00%     5.25%
Rate of increase in compensation levels..   4.50%     4.50%     3.25%     3.25%
Expected long-term rate of return .......   9.50%     9.50%     6.50%     5.75%

     Components of net periodic pension cost for the year ended December 31 were:

                                          U.S. Plans                         International Plans
(dollars in thousands)           1996         1995        1994         1996         1995         1994
                             -------------------------------------   -------------------------------------
Service cost--benefits
    earned during
      the period .........    $  29,496    $  23,539    $  22,297     $  14,775    $  14,044    $  13,980
Interest cost on projected
    benefit obligation ...       48,059       42,188       38,580        13,053       14,922       12,765
Actual return on
    plan assets ..........      (96,162)    (126,967)       8,213       (13,756)     (23,541)     (10,126)
Net amortization
    and deferral .........       41,368       74,918      (55,187)          123        8,221       (3,308)
                             -------------------------------------   -------------------------------------
Net periodic
    pension cost .........    $  22,761    $  13,678       13,903     $  14,195    $  13,646    $  13,311
                             =====================================   =====================================

The funded status of these plans at December 31 was:

                                                      U.S. Plans              International Plans
(dollars in thousands)                           1996           1995           1996           1995
                                             --------------------------    ---------------------------
Plan assets at fair value ...............     $ 701,592      $ 617,103      $ 258,561      $ 265,258
                                             ==========================    ===========================
Actuarial present value of benefit obligations:
        Vested benefits .................       488,406        494,089        217,766        192,981
        Nonvested benefits ..............        51,451         51,946         41,992         35,039
                                             --------------------------    ---------------------------
Accumulated benefit obligation ..........       539,857        546,035        259,758        228,020
Additional benefits based on
        projected future salary increases       133,102        108,579         39,996         34,533
                                             --------------------------    ---------------------------
Projected benefit obligation ............     $ 672,959      $ 654,614      $ 299,754      $ 262,553
                                             ==========================    ===========================
Plan assets greater (less) than
        projected benefit obligation ....     $  28,633      $ (37,511)     $ (41,193)     $   2,705
                                             ==========================    ===========================
Accrued liability at year-end ...........       (86,242)       (76,745)       (13,651)       (13,973)
        Unrecognized net gain (loss) ....       107,171         28,726        (16,879)        30,219
        Unrecognized prior service cost .        (7,321)        (9,326)        (1,437)        (1,514)
        Unrecognized transition amount,
                net of amortization .....        15,025         19,834         (9,226)       (12,027)
                                             --------------------------    ---------------------------
Plan assets greater (less) than
        projected benefit obligation ....     $  28,633      $ (37,511)     $ (41,193)     $   2,705
                                             ==========================    ===========================

   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |
     Notes To Consolidated Financial Statements
42

14.  Shareholder Rights Plan

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

15.  Stock Award Plans

     LONG-TERM EQUITY INCENTIVE PLANS--In April 1993, the shareholders approved the 1993 Long-Term Equity Incentive Plan (the "Plan"). The Plan, as amended in April 1995, provides that Stock Bonus Units ("SARs"), Incentive Stock Options ("ISOs"), Non-Qualified Stock Options ("NQSOs") and/or performance restricted stock may be issued to key employees. Awards of up to 10,000,000 shares of the Company's Common Stock may be made under this plan.
     In years prior to 1996, M/A-COM also sponsored a long-term incentive plan whereby 336,000 shares of its stock had been authorized for the granting of ISOs, NQSOs, outside Directors' options, SARs and restricted stock. This plan, adopted in 1990, replaced all of that company's existing stock award plans; however, awards outstanding under prior plans were not affected. Subsequent to June 30, 1995, this plan was terminated and all outstanding awards became part of the Plan.
     STOCK OPTIONS--The Board of Directors determines the terms and conditions applicable to each Stock Option award. The option price per share of Common Stock will not be less than 100% of the fair value of the stock on the award date. Options expire no later than ten years from date of grant and may not be exercised earlier than twelve months from such date. Generally, options granted under the Plan since inception become exercisable on the third anniversary of the grant date.
     The Company accounts for stock option awards as prescribed by Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation cost has been recognized in the Consolidated Statements of Income. Had the Company recorded compensation expense for the fair value of the options granted, as provided by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                           1996       1995
                                        --------------------
Net Income--            As reported     $286,984    $427,334
                        Pro forma       $281,400    $425,876

Earnings per share--    As reported     $   1.31    $   1.96
                        Pro forma       $   1.28    $   1.96

     In order to calculate the fair value of stock options at date of grant, the Company used the Black-Scholes option pricing model. The following assumptions were used for both 1996 and 1995: expected option term--6.5 years, risk free interest rate--6.43%, stock price volatility factor--25.3 and dividend yield--2.5%.

   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |
                                                                             43

15.  Stock Award Plans--continued

     A summary of the Company's ISO and NQSO stock option plans follows:

                                  1996                            1995                        1994
                        ------------------------------------------------------------------------------------------
                          Number       Average Price       Number      Average Price   Number       Average Price
                         of Shares       Per Share       of Shares       Per Share    of Shares       Per Share
                        ------------------------------------------------------------------------------------------
Balance January 1        2,539,519      $   36.54        2,070,913     $   29.79      1,282,457      $   25.23
Granted                  1,838,200          36.61        1,010,480         42.71        898,360          35.54
Exercised                  (80,699)         25.74         (282,846)        20.44        (69,264)         19.64
Canceled                   (70,957)         41.80         (259,028)        22.60        (40,640)         30.36
                        ------------------------------------------------------------------------------------------
Balance December 31      4,226,063      $   36.69        2,539,519     $   36.54      2,070,913      $   29.79
                        ==========================================================================================
Exercisable at
        December 31        670,933         $29.61          154,429        $22.71        535,094         $21.51
                        ==========================================================================================
Fair value of options
        granted during year                $10.88                         $12.64                        $10.39
                        ==========================================================================================

     STOCK BONUS UNITS--Stock Bonus Units awarded under the Plan may be granted to participants with or without a Supplemental Cash Bonus, at the discretion of the Board of Directors. The designated value of each Stock Bonus Unit may not be less than 95% of the average fair value of the stock over the 10 days preceding the award date. Awards are computed by multiplying vested Bonus Units by the excess of the market price of the Company's Common Stock over the designated value of the Stock Bonus Unit. Approximately 100,800 shares would be distributed in the years 1997 through 2000 for Stock Bonus Units granted before and outstanding at December 31, 1996, based on the market price at that date. Currently, it is the Company's intention that no future grants of Stock Bonus Units will be made.
     PERFORMANCE RESTRICTED STOCK PLAN--In April 1995, the Company's shareholders approved an amendment to the Plan which provided for the issuance of restricted stock to key executives. Shares vest over a three year period based on the attainment of specified average annual earnings growth and return-on-equity targets. Data relative to shares awarded is presented below:

                                      1996        1995
                                    ---------------------
Number of shares awarded..........   154,300     87,100
Fair value of restricted stock
    granted during year...........  $  36.63    $ 42.88

     Charges to income before income taxes for current and future distributions under these plans for the year ended December 31 totaled $1,099,000 in 1996, $21,273,000 in 1995, and $17,998,000 in 1994. In years prior to 1996, charges included expenses associated with the Company's Cash (or Stock) Plan, as participants could elect payment in shares of the Company's Common Stock. For awards granted in 1996 and thereafter, this election is no longer permitted.

                                                   For the 3 Months Ended
(dollars in thousands           -----------------------------------------------------------
 except per share data)           March 31      June 30      September 30     December 31
                                -----------------------------------------------------------
1996
-----
Net sales ...................   $1,362,975     $1,365,487     $1,336,233     $ 1,403,333
Gross income ................      430,390        417,790        387,439         329,676
Net income (loss) ...........      116,448        115,621         94,842         (39,927)
Net income (loss) per share..     53 cents       53 cents       43 cents      (18) cents

1995
-----
Net sales ...................   $1,295,769     $1,336,059     $1,297,413     $1,297,985
Gross income ................      420,912        448,341        413,285        404,973
Net income ..................      105,315         97,518        110,722        113,779
Net income per share.........     48 cents       45 cents       51 cents       52 cents

     The fourth quarter of 1996 includes restructuring and one-time charges of $128 million net-of-tax which reduced net income per share by 58 cents (see Note
2). The first quarter of 1995 has been restated to reflect the merger with M/A-COM, treated as a pooling-of-interests. The second quarter of 1995 includes expenses associated with the merger with M/A-COM of $31 million net-of-tax, which reduced net income per share by 15 cents.


   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |   Notes To Consolidated Financial Statements
44

17.  Income Taxes

     The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes" ("SFAS No. 109"). Provisions are made for estimated U.S. and foreign income taxes, less available tax credits and deductions, which may be incurred on the remittance of the Company's share of subsidiaries' undistributed earnings not deemed to be indefinitely invested. Taxes have not been provided on international subsidiaries' earnings of approximately $215 million and $265 million at December 31, 1996 and 1995, respectively. These earnings are deemed to be indefinitely reinvested.

     Components of income tax expense for the year ended December 31 were:

(dollars in thousands)                                     1996         1995         1994
                                                        ------------------------------------
U. S. Federal:
        Taxes currently payable ......................  $ 101,080    $ 107,698    $ 129,236
        Deferred taxes ...............................    (42,370)       8,243      (36,760)
Foreign:
        Taxes currently payable.......................     85,325      105,657      121,414
        Deferred taxes ...............................       (711)       2,102       (2,968)
Other:
        Taxes currently payable.......................      7,841       17,082       17,744
        Deferred taxes ...............................        159         (382)      (3,644)
                                                        ------------------------------------
                                                         $151,324    $ 240,400    $ 225,022
                                                        ====================================

     At December 31, gross deferred tax assets and liabilities were:

(dollars in thousands)                                                     1996         1995
                                                                       -----------------------
Gross deferred tax assets:
        Inventories ................................................   $ 109,236    $  91,924
        Pensions ...................................................      23,341       23,979
        Bonus plans ................................................      12,686       16,461
        Medical benefits ...........................................      13,513       13,181
        Accruals ...................................................      49,922       31,301
        NOL carryovers .............................................      24,055       44,619
        Other ......................................................      45,690       29,005
                                                                       -----------------------
                                                                       $ 278,443    $ 250,470
                                                                       =======================

Gross deferred tax liabilities:
        Depreciation ...............................................   $  45,846    $  66,195
        Undistributed earnings of subsidiaries .....................      66,145       53,200
        Unrealized investment gains ................................       3,731       12,896
        Other ......................................................      26,485       26,904
                                                                       -----------------------
                                                                       $ 142,207    $ 159,195
                                                                       =======================

     The valuation allowances for deferred tax assets were not significant at December 31, 1996 and 1995.
     The Company's effective tax rate varied from the U.S. Federal income tax rate for the following reasons:

                                                        1996     1995     1994
                                                       -------------------------
U.S. Federal income tax rate ......................     35.0%    35.0%    35.0%
State income taxes, net of federal tax benefit.....      0.2      1.6      2.3
Foreign income taxes ..............................      1.8      0.6      1.5
Other items not individually significant ..........     (2.5)    (1.2)    (1.2)
                                                       -------------------------
Effective tax rate ................................     34.5%    36.0%    37.6%
                                                       =========================
     The Company has U.S. Federal net operating loss carryforwards related to M/A-COM amounting to approximately $45 million at December 31, 1996. The net operating loss carryforwards expire primarily in 2004 to 2009.

   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |
                                                                             45

17.  Income Taxes--continued

     For the year ended December 31, income before income taxes, after allocation of eliminations, is as follows:

(dollars in thousands)                     1996       1995       1994
                                         -------------------------------
United States operations .............   $259,916   $395,126   $285,616
International operations .............    178,392    272,608    313,196
                                         -------------------------------
Worldwide income before income taxes..   $438,308   $667,734   $598,812
                                         ===============================

     Income tax payments were $168,598,000 in 1996, $243,500,000 in 1995 and
$190,025,000 in 1994.

18.  Business Segments

     AMP develops, manufactures and markets electrical, electronic and electro-optic connection products, interconnection systems and connector-intensive assemblies. The Company's customers include original equipment manufacturers and their subcontractors, utilities, government agencies, distributors and value-added resellers. Business is concentrated in one product area-electrical and electronic components.
     The operations of the Company are worldwide and can be grouped into several geographic segments. Operations outside the United States are conducted through wholly-owned subsidiary companies that function within assigned, principally national, markets. The subsidiaries manufacture locally where required by market conditions and/or customer demands, where cost beneficial, and where permitted by economies of scale. Most are also self-financed. However, while they operate fairly autonomously, there are substantial intersegment and intrasegment sales.
     Pertinent financial data by major geographic segments for the year ended

December 31 are:

(dollars in thousands)              1996          1995             1994
                                --------------------------------------------
Net sales to trade customers:
        United States .......   $ 2,414,652    $ 2,238,594    $ 1,955,329
        Europe ..............     1,725,377      1,698,407      1,308,604
        Asia/Pacific ........     1,054,027      1,059,095        892,085
        Americas ............       273,972        231,130        213,049
                                --------------------------------------------
        Total ...............   $ 5,468,028    $ 5,227,226    $ 4,369,067
                                ============================================

Intersegment sales:
        United States .......   $   559,361    $   482,962    $   399,968
        Europe ..............        79,265         64,688         49,274
        Asia/Pacific ........        94,254         95,443         73,706
        Americas ............        13,160         11,222         15,301
        Eliminations ........      (746,040)      (654,315)      (538,249)
                                --------------------------------------------
        Total ...............   $        --    $        --    $        --
                                ============================================

Pretax income:
        United States .......   $   264,715    $   398,826    $   300,173
        Europe ..............       141,884        192,807        184,666
        Asia/Pacific ........        21,308         74,305        112,302
        Americas ............        15,401         11,096         21,797
        Eliminations ........        (5,000)        (9,300)       (20,126)
                                --------------------------------------------
        Total ...............   $   438,308    $   667,734    $   598,812
                                ============================================

Identifiable assets:
        United States .......   $ 2,778,391    $ 2,676,394    $ 2,495,379
        Europe ..............     1,221,972      1,135,606        956,351
        Asia/Pacific ........     1,081,335      1,022,667        905,289
        Americas ............       170,755        121,489        107,874
        Eliminations ........      (566,748)      (451,417)      (372,347)
                                --------------------------------------------
        Total ...............   $ 4,685,705    $ 4,504,739    $ 4,092,546
                                ============================================

     Transfers between geographic areas are accounted for on an arms length pricing basis.
     Availability of remittances to the parent company is subject to exchange controls and other restrictions of the various countries.
     Foreign currency transaction net gains and losses, after adjustment for income taxes to the extent appropriate, increased net income by $663,000 in 1996 and decreased net income by $5,525,000 in 1995 and $4,452,000 in 1994.


   |AMP Incorporated and subsidiaries
---|---------------------------------------------------------------------------
   |   Statement of Management Responsibility
46

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

     Report of Independent Public Accountants

     TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF AMP INCORPORATED:
     We have audited the accompanying consolidated balance sheets of AMP Incorporated (a Pennsylvania Corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMP Incorporated and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Philadelphia, PA
February 14, 1997                                      Arthur Andersen LLP