Form 10-K, Exhibit 13
period 1997-12-31
AMP INC
filed 1998-03-30
CIK 6164

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS - 1997 COMPARED WITH 1996

     Sales for the year were $5.75 billion, increasing 5.1% in U.S. dollars and 10.1% in local currencies from $5.47 billion in 1996. The significant strengthening of the U.S. dollar throughout 1997 resulted in a reduction in reported net sales of $273 million. Terminal and connector products, the Company's most significant group of product lines representing over 75% of sales, grew at 9% in local currencies, outpacing the market growth of 6% to 8%. This growth occurred in spite of the Company discontinuing its cylindrical connector products as part of the 1996 Restructuring Plan. Other major groups of product lines grew even faster with cable and fiber optic products growing at 31% and 12%, respectively and wireless products (formerly M/A-COM) achieving a 10% increase. Declines in the Company's sales of printed wiring board products manufactured using the "additive process," as well as the elimination of various other products in the former Global Interconnection Systems Business related to the 1996 Restructuring Plan, also negatively impacted the 1997 growth rate.

     Geographically, there was good sales growth in all regions where the Company operates. The highest growth was in the Asia/Pacific region with 16.6% growth over 1996 in local currencies and 8.2% in U.S. dollars. This region accounts for 20% of AMP's worldwide sales. Similar to 1996, growth outside Japan was strongest with growth rates averaging 25% in local currency. The strongest industry sales growth was in the Communications Division related to the communication equipment manufacturers and networking industries, the Personal Computers Division, the Automotive Division and, within the Consumer Industrial Division, sales to the business retail equipment industry. In Japan, sales growth was more moderate at 9.3% in local currency. In this country, good growth occurred primarily in the Consumer Industrial Division related to instrument and measurement equipment, industrial machinery and equipment, home entertainment/consumer electronics and business retail equipment. Growth rates in Asia/Pacific decelerated somewhat in the fourth quarter to 13.4% in local currencies and 2.9% in U.S. dollars as a result of the economic events unfolding in the region. The Company anticipates some continued softness in the Asian markets going into 1998 with a pickup in growth possible in the latter part of the year.

     Sales growth in the European segment was much stronger in 1997 versus the prior year with a 10.7% increase in local currencies and 0.3% in U.S. dollars. This region accounts for 30% of the Company's worldwide sales. Growth was over 10% for the Automotive Division and the Personal Computer Division and close to 20% in the Communications Division, particularly sales to the communications equipment manufacturers market. Sales growth in the region was geographically dispersed with high growth in Germany, France, Spain, Italy, Great Britain and Northern Europe. The growth rate in this region accelerated in the fourth quarter.

     The Americas region, which includes the United States, Canada and Latin America, grew 7.0% over 1996. The increase in sales in the United States was 6.5%. The regional growth rate was higher due to significant growth in Canada, Mexico and at the Company's wire harness assembly operations in Brazil and Argentina. There was a notable increase in sales through the wholesale and retail trade channel. Industry growth was best in the networking industry serviced by the Communications Division and in the Consumer Industrial Division, specifically instrumentation and measurement equipment. Sales growth occurred at more moderate rates in the Automotive Division and in the Communications Division with respect to sales to communication equipment manufacturers.

     The Company's expectations for 1998 sales are for slightly lower growth rates overall. Based on current projections for industrial production, lower economic growth is expected in both the Americas and Asia/Pacific regions, offset by somewhat higher economic growth in Europe. Also, the strength of the dollar based on current foreign currency exchange rates has tempered growth expectations for sales after translation to U.S. dollars.

     Net income for the year 1997 increased to $2.15 per share and includes the $0.07 net benefit from the Company's changes in inventory costing practices implemented in the first quarter (see Accounting Changes section and Note 1 to the Consolidated Financial Statements). The positive impact of these changes was presented as a cumulative effect of accounting changes on the Consolidated Statement of Income. Other significant events affecting 1997 earnings per share were the fourth quarter adjustment to decrease the restructuring reserve which benefited net income by $0.08 per share (see 1996 Restructuring Plan), the charge to write-down certain equity investments of $0.08 per share in the fourth quarter and a charge for a legal reserve taken in the second quarter for $0.05 per share. Net income adjusted for the net impact of the preceding special items is $2.13 per share for 1997 (adjusted

26  AMP INCORPORATED 1997 ANNUAL REPORT

-------------------------------------------------------------------------------
1997 net income per share). This compares to reported net income of $1.31 per share in 1996 or $1.89 per share, which is 1996 net income excluding the negative $0.58 impact of the restructuring and one-time charges taken in the fourth quarter of 1996 (adjusted 1996 net income per share). Adjusted 1997 net income per share of $2.13 increased 12.7% from the adjusted 1996 net income per share of $1.89.

     Gross margins improved substantially throughout 1997 to 30.8%, as reported, and 30.7% excluding the benefit of decreasing the restructuring reserve. This compares to a reported gross margin of 28.6% in 1996, which included a 1.2 percentage point impact due to restructuring charges recorded in cost of sales. The operational improvement in gross margin between 1997 and 1996 of approximately .9 percentage points resulted from cost reduction activities, the prioritization and reduction of capital spending which reduced depreciation as a percent of sales, new product introductions and the elimination of unprofitable product lines as part of the execution of the 1996 Restructuring Plan. It is management's strategy to continue improving gross margin on an annual basis through the globalization of manufacturing operations related to the Company's major product lines (i.e. competencies). The Global Competency executives are charged with executing cost reduction initiatives to drive the continued improvement in profitability.

     Selling, general and administrative expenses (S,G&A) increased slightly as a percentage of sales to 17.8% in 1997 from 17.6% in 1996. Investments in information systems and personnel related to the Company's implementation of SAP, an intergrated business information system, are the primary drivers of increased expense, as well as to a much lesser extent, the necessity of preparing for the impact of the Year 2000 issue on its systems and operations.

     The Company initiated its efforts to obtain Year 2000 compliance in the information systems area in June 1995 and plans to complete the project by December 31, 1998. Incremental S,G&A expense in 1998 specific to the completion of the information systems phase is expected to be approximately $14 million, including both internal costs of labor and external expenses. Related investments in capital above the normal cost of upgrades and replacements are not expected to exceed $3 million. With respect to operational Year 2000 compliance issues, the Company has very few products that are, by their nature, date dependent; however, certain of its manufacturing, logistics, administrative and facility systems and equipment use embedded computer technology. The Company is working with an outside consultant and using a specific methodology to identify necessary actions and develop a plan for completion within AMP and systematic assessment of suppliers and customers. The incremental internal labor costs and external expenses for the operational compliance phase cannot be determined at this time, but are not expected to be significant. The Company does not anticipate any material negative impacts related to Year 2000 issues as of December 31, 1997; however, the Company is reliant in part on the effective execution by customers and suppliers in dealing with these issues.

     The Company expects future S,G&A investments to continue at the current level of almost 18% of sales as a result of expenses related to its ongoing information systems projects over the next two to four years, as well as the continued increase in sales engineers to drive growth.

     Research, development and engineering expenses were consistent with the prior year at $579 million. Engineering efforts are categorized into concept and development versus manufacturing engineering activities. The concept and development phases are consistent with the definition of research and development as prescribed by Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development." Of the $579 million of expenditures in 1997 and 1996, $320 million and $315 million, respectively, qualified for classification as research and development under SFAS No. 2. During 1997, the Company has been rationalizing and re-prioritizing its research and development initiatives. Increases in development expenditures are planned in 1998, particularly related to investments in the development of new products in both the Consumer Industrial Division and the Communications Division.

     Restructuring and one-time (credits)/charges presented as a separate line in the Consolidated Statement of Income were a credit of $21.4 million in 1997 as compared to the original charge of $98 million taken in the fourth quarter of 1996. The favorable adjustment in the current year was the result of greater liquidation of product through distributors, the receipt of additional cash from the sales of various assets and the resolution of certain environmental issues with government and regulatory authorities at less cost than originally anticipated (See 1996 Restructuring Plan section for more detailed information).

     Other deductions, net increased to $57.3 million in 1997 from $33.2 million in 1996. In 1996, the Company recorded $34.5 million in one-time charges in other deductions, net for the write-off of

                                        AMP INCORPORATED 1997 ANNUAL REPORT  27

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS

two equity investments and related commitments. The primary reasons for the increase in other deductions from other income in 1996 of $1.3 million, before one-time charges, are the $25.5 million charge taken in 1997 to write-down certain equity investments, the reserve announced in the second quarter for litigation matters of $17.7 million and the absence in 1997 of gains on the sale of securities which occurred in 1996, offset by more interest income in 1997.

     Interest expense of $31.8 million in 1997 was consistent with the $31.2 million incurred in 1996.

     The effective tax rate decreased in 1997 to 32.5% from 34.5% in 1996 due to a combination of factors including continued shifts in the geographic composition of earnings, resolution of certain issues relating to tax filings in prior years and the changing impact of foreign losses and their related utilization.

1996 Restructuring Plan

     In the fourth quarter of 1996, the Company's management performed a review of product lines, manufacturing operations and other activities to rationalize their existence based on performance trends. As a result of this review, the decision was made to take $167.6 million pretax restructuring and one-time charges in order to exit various product lines, manufacturing operations and investments that were not performing or expected to perform at levels which enhance shareholder value. The primary product lines and manufacturing operations affected included the cylindrical connector products used in the military/aerospace industry, the Company's printed wiring board manufacturing operation that used the "additive process," various product lines in the former Global Interconnection Systems Business organization, such as PC Cards and maturing products in the networking industry, and several U.S. terminal & connector plants and facilities which were outdated and/or specialized in one particular manufacturing process. The restructuring and associated charges were recorded in the 1996 Consolidated Statement of Income as follows: $35.1 million in cost of sales, $98 million in restructuring and one-time (credits)/charges and $34.5 million in other deductions, net. The amount recorded to other deductions, net of $34.5 million related to equity investment write-offs and a charge for related commitments for non-strategic and under-performing ventures of the Company which were no longer supported. Approximately $70 million of the charges involved anticipated cash outlays. In addition to these charges, another $27.4 million of other one-time charges not directly connected to the Company's restructuring plans were recorded in cost of sales related to canceled programs, specialty products no longer supported and underutilized capacity. Including these other one-time charges of $27.4 million, the Company recorded $195 million of restructuring and one-time charges in the fourth quarter of 1996.

     Throughout 1997, the Company executed the restructuring plan by closing the selected facilities, reducing the related headcount, liquidating inventory and equipment, transferring continued production to other facilities, preparing facilities for divestiture, investigating environmental matters and negotiating the termination of customer and supplier commitments. During the fourth quarter, the Company assessed the status of the plan and concluded that the remaining activities to be completed were the sale of various vacated manufacturing plants, resolution of certain environmental exposures related to such plants and product warranty and legal issues related to discontinued products. The expenditures related to these future activities were estimated at $14.2 million. Consequently, based on the remaining reserve balance, an adjustment to reduce the restructuring reserve by $25.9 million pretax was recorded as a reduction to cost of sales of $4.5 million and a credit of $21.4 million to restructuring and one-time (credits)/charges.

     The significant savings were primarily reductions in expected cash outlays for distributor product returns, the receipt of cash from the sales of various assets, less severance paid due to a lower number of terminated employees and the resolution of certain environmental issues with government and regulatory authorities at less cost. Note 2 to the Consolidated Financial Statements presents further details on the charges and adjustments.

Results of Operations - 1996 Compared with 1995

     Sales for the year were $5.47 billion, increasing 4.6% in U.S. dollars and 7.4% in local currencies from $5.23 billion in 1995. The strengthening of the U.S. dollar in 1996 decreased worldwide sales by approximately $145 million from the prior year. Double-digit growth in the Global Interconnection Systems Business (GISB) and Circuits and Packaging (CIR-PAC) served to offset the more modest growth experienced in the Terminal & Connector (T&C) and M/A-COM product lines.

     From a geographic perspective, sales in the European segment increased by 3.9% in local cur-

28  AMP INCORPORATED 1997 ANNUAL REPORT
-------------------------------------------------------------------------------
rencies and 1.6% in U.S. dollars. The sluggish growth was mainly the result of weak economic conditions throughout the region, particularly in Germany. Spain was one exception with growth in local currency greater than 20% fueled by sales to the automotive industry. Industry growth was highest in networking and cable systems, wholesale/retail and automotive. European segment sales were 32% of worldwide sales in 1996, consistent with the prior year.

     Asia/Pacific region sales, 19% of worldwide sales, increased 9.3% in local currencies and were down slightly in reported U.S. dollars. There was significant growth in local currencies in the Asian countries outside of Japan, primarily related to sales in the personal computer, household appliances and communication equipment manufacturers markets and in the automotive market in Korea. Japan improved in the latter part of the year with good growth in automotive, personal computers and wireless communications.

     The Americas, including the United States, grew 9%, with the highest growth in the United States, Canada and Brazil. Markets with double-digit growth in 1996 included automotive, networking and cabling systems, and instrumentation and measurement equipment. Sales to the wireless communication market were up 7.9%.

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

     Gross income decreased to 28.6% of sales in 1996 from 32.3% in 1995. Restructuring and one-time charges included in cost of sales amounted to $62.5 million and accounted for 1.2 percentage points of margin deterioration. Other significant factors negatively impacting gross margin in 1996 included the change in product mix, the unusual level of price erosion on T&C sales to the personal computer industry, increased depreciation expense associated with the higher level of capital expenditures in 1995 and the impact of the under-performing products and operations included in the Company's restructuring plans. Product mix had a greater impact in 1996 due to the modest growth of the Company's T&C and M/A-COM sales, combined with sharp growth in GISB sales. T&C and M/A-COM products have better margins than the GISB products. In addition, the operating results of AMP Circuits, the former AMP-AKZO joint venture, were included for a full 12 months in 1996 versus only 6 months in 1995. Certain products and operations of AMP Circuits and GISB were included in the Company's restructuring plans.

     Selling, general and administrative expenses decreased as a percentage of sales from 18.6% in 1995 to 17.6% in 1996 principally due to the absence of $48.7 million in M/A-COM merger expenses incurred in 1995. S,G&A was held steady as a percent of sales if computed without the inclusion of the M/A-COM merger expenses in 1995.

     Research, development and engineering expenses were $579 million in 1996 as compared to $568 million in 1995. Engineering efforts are categorized into concept and development versus manufacturing engineering activities. The concept and development phases are consistent with the definition of research and development as prescribed by Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development." Of the $579 million of expenditures in 1996 and $568 million in 1995, $315 million and $309 million, respectively, based on 1996 refined phase definitions, qualified for classification as research and development under SFAS No. 2.

     Other deductions, net in 1996 was $33.2 million as compared to $13.4 million in 1995, due primarily to a one-time write-off of equity investments and related commitments in the amount of $34.5 million, offset by the absence of $11.4 million of equity losses of the former AMP-AKZO joint venture that was consolidated and included in the Company's operating income for all of 1996 versus only six months in 1995.

     Despite higher debt levels, interest expense decreased by $5.7 million to $31.2 million in 1996. The decrease was attributable to the redemption of $66 million of M/A-COM debt in August 1995 and declines in international borrowing rates in 1996, particularly in Japan and Germany.

                                        AMP INCORPORATED 1997 ANNUAL REPORT  29

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS

     The effective tax rate decreased to 34.5% in 1996 from 36% in 1995 as a result of the reduction in nondeductible acquisition and goodwill expenses and the change in the overall level and geographic mix of income.


Price and Cost Trends

     The prices paid for the Company's primary raw materials, including copper, gold and plastics, were on average slightly lower than those paid in 1996. Market prices for copper varied from a low of $.77 per pound to a high of $1.22 in 1997 as compared with a low of $.88 per pound to a high of $1.30 in 1996. Similarly, gold prices were also lower in 1997, averaging $331 per troy ounce, lower than the average prices paid in the last two years of $380 to $390 per troy ounce. Offsetting these decreases was an increase in the price of zinc which averaged $.60 a pound in 1997 as compared to $.47 per pound in 1996. Plastic resin prices paid by the Company have increased due to higher demand; however, cost reduction measures such as utilizing recycled material have offset such increases. The Company's ability to manage the impact of commodity price increases is largely dependent on more efficient material usage.

     Wage rate increases remained modest and continued to parallel the industry, regional, and national averages in the countries in which the Company operates. The Company believes the availability of materials and labor skills it requires should remain adequate during 1998 and for the next several years.

     Despite the slight decrease in prices for raw materials in 1997 and the continued stability of labor costs over the last several years, operating margins were negatively impacted by price erosion on sales of end products to customers of 5% in 1997, up from 4% in 1996 and from the average rate of 2% to 3% in the first half of this decade. The higher price erosion continues to be driven by the computer industry, as well as the communications industry. The Company expects the 1998 level of price erosion to be at least the rate experienced in 1997.

Financial Position and Liquidity

     The Company's working capital increased substantially in 1997 to $1.2 billion at December 31, 1997 versus $911 million at December 31, 1996. Cash and short-term investments increased $178 million as a result of significantly higher amounts of cash generated by operations, before funding other working capital increases, and a $46 million increase in short-term debt. Higher levels of cash also were caused by lower capital expenditures in 1997 of $481 million compared to $592 in the prior year and the absence of any significant acquisitions during the year, offset by an increase in shareholder dividends of $9 million from the prior year. Accounts receivable increased $26 million due to higher sales in the fourth quarter of 1997 as compared with the same period in the prior year, with improvement in days sales outstanding year-to-year. Inventory increased $122 million as a result of higher business volumes and initiatives to improve customer delivery. Inventory turns deteriorated slightly as a result of this increase.

     Approximately half of the Company's operating cash flows are generated overseas. There are currently no material restrictions on the transfers of these funds within the Company; however, certain business decisions result in the long-term investment of a portion of these funds in the international companies. These investments have no significant impact on the Company's ability to fund its cash requirements.

     In 1998, the Company plans to fund the majority of normal working capital needs, information system investments, including SAP and Year 2000 initiatives, dividends and capital expenditures using cash flow from operations. External financing is available if needed primarily through a commercial paper facility and debt facilities in overseas markets where the interest rates are low and tax advantages exist.

Capital Expenditures

     Capital expenditures decreased 18.8% in 1997 to $481 million, as compared to $592 million in 1996 and a high of $713 in 1995. Over 75% of the expenditures made in 1997 were associated with investments in building, machinery and equipment, molds and dies for production of new products, productivity improvements or capacity in new or lower cost markets. Specific investments in low cost areas included facilities in Hungary, Czech Republic, China and Mexico.

     Approximately 14% of the expenditures were for information systems assets, driven primarily by the implementation of SAP. Capital expenditures in 1998 are expected to be about $600 million.

30  AMP INCORPORATED 1997 ANNUAL REPORT

-------------------------------------------------------------------------------
Accounting Changes

     During the first quarter of 1997, the Company made two changes to the accounting practices used to develop inventory costs. The first change was made to standardize globally the definition of capacity used to determine volume assumptions for overhead rates. The new definition more properly reflects the Company's objectives for plant and equipment utilization and provides for consistent measurements of AMP facilities. In an effort to provide increased focus on engineering efforts for both product development and manufacturing cost reductions, the Company also changed the inventory costing methodology to include manufacturing engineering costs in inventory costs. Previously these costs were expensed in the period incurred and included in cost of sales on the Consolidated Statement of Income.

     The net benefit after tax of the preceding changes in accounting for inventory of $15.5 million or $.07 per share was presented as a cumulative effect of accounting changes on the 1997 Consolidated Statement of Income.

     In the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings Per Share." The effect of this adoption did not have a material impact on the Company's reported earnings per share.

Environmental Matters

     The Company continued to implement and enhance its corporate-wide program for managing environmental matters. Executive management and environmental professionals around the globe are actively involved in guiding the Company's comprehensive environmental management program and integrating environmental management into ongoing operations, business strategies, and new acquisitions. AMP's global environmental policy recognizes that fulfilling our responsibility to protect the enviornment enhances our ability to produce competitive and profitable products and services. The Company implements its environmental program globally through uniform standards, environmental auditing, due diligence for acquisitions, proactive property assessments, training at all levels and periodic benchmarking. In addition, product design incorporates environmental considerations to meet customers' and environmental needs.

     The Company faces certain liabilities for investigative and remedial costs as a result of past operations. The costs associated with these environmental liabilities are not expected to have a material impact on the Company's financial position, results of operations, liquidity and capital resources or competitive position in the next several years.

     Specifically, the Company has been named as a potentially responsible party at eight federal "Superfund" (National Priorities List) sites in the U.S. and three "State Superfund" sites. These are sites that are owned by third parties to which the Company allegedly sent waste in prior years. Total costs for these sites are not expected to exceed $5 million. In addition, the Company has identified potential liabilities at 28 of its current or former facilities. Investigations or remediation are ongoing at these properties as required by government regulations or as part of the Company's property management policy. Based on current information, expenses for these sites are not expected to exceed $34 million in the aggregate over the next 5 years.

     The Company is carefully managing its involvement with these sites to ensure compliance, minimize costs and liabilities, and ensure protection of the environment and the public. Legal action has been commenced by the Company against historical liability insurers to recover for certain past and anticipated future costs in connection with some of these sites.

     The Company's accounting policy with respect to environmental costs in general is described in Note 1 to the Consolidated Financial Statements.

Market Risk and Financial Instruments

     The Company is subject to market risk associated with changes in interest rates, foreign currency exchanges rates, stock prices and certain commodity prices. In order to manage the volatility relating to its more significant market risks over the short-term (less than 24 months), the Company enters into forward foreign currency exchange contracts, foreign currency swaps and commodity swaps. A formalized treasury risk management policy has been implemented by the Company which describes the procedures and controls over executing these transactions. All such transactions are executed by the Company's Risk Committee which operates under policies and limits set by the Board of Directors. There is an approved list of types of hedging instruments which can be used, as well as an approved list of acceptable counter-parties. Under the policy, the Company does not execute transactions or hold

                                        AMP INCORPORATED 1997 ANNUAL REPORT  31

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS

derivative financial instruments for trading purposes. Hedging activities related to the transactional risk of intercompany inventory purchases, dividends and royalty streams, as well as commodity price exposures are executed with the goal of hedging a significant portion of the exposure when it is cost effective to do so.

     Longer-term market risk associated with foreign currency exchange rate fluctuations is managed using several strategies. The Company establishes local production facilities in the major markets it serves and invoices customers in the same currency as the source of the products. Currency parity clauses are also included in agreements with foreign suppliers and customers. Furthermore, an effort is made to source more product from countries with weaker currencies and sell more into markets with stronger currencies. Translation exposure related to investments in the net assets of foreign operations are mitigated by minimizing parent company capital contributions and financing investments with local currency debt, subject to local exchange controls and tax implications, royalties and maximizing the repatriation of earnings through inter-company dividends. On a much more limited basis, the Company will execute foreign currency swaps to hedge the investment in the net assets of a foreign subsidiary.

     Interest rate exposure is managed centrally by Corporate Treasury by offsetting surplus cash and deposits against borrowings on a currency by currency basis. The interest rates on any net investments or borrowings for each currency may be fixed for periods of over 12 months using fixed rate loans, securities and interest rate swaps.

     The Company does not anticipate any material changes in its primary market risk exposures in 1998.

     The table below provides information about the Company's market sensitive financial instruments and constitutes a "forward-looking statement." All items described are non-trading and are stated in U.S. dollars at the contract exchange rates. The Company's investments in bonds and its debt obligations are not included in the table below since their carrying amounts approximate the related fair values and the associated market risk is deemed not significant due to the strategies described previously.

     See Note 8 to the Consolidated Financial Statements for a description of the accounting policies used to account for each of the financial instruments. As of December 31, 1997, the Company holds marketable common stock investments that are exposed to price risk with a cost basis of $14.8 million and a market value of $14.1 million. The unrealized loss on marketable common stock investments is recorded in shareholders' equity.
                                                                                           Fair Value at
(U.S. dollars in                                   2000 to                                 Year End 1997
    thousands)             1998          1999      2002<F1>       Thereafter    Total       gain/(loss)
----------------------------------------------------------------------------------------------------------
Interest:
  Yen swap - receive     $10,065       $10,065      $10,065      $ 15,098     $ 65,423
             pay           6,915         6,915        6,915        10,373       44,948       $(14,834)

Foreign currency:
  Yen swap - receive                                              150,000      150,000
           - pay                                                  150,000      150,000         27,750
  Forward contracts<F2>
     British Pound        82,803                                                82,803           (125)
     French Franc         70,385                                                70,385            919
     German Mark          50,665                                                50,665            682
     Swiss Franc          30,873                                                30,873           (515)
     Japanese Yen         11,693                                                11,693          1,724
     Other                 6,958                                                 6,958            177

Commodities:
  Forward contracts<F2>
     Copper               49,426        10,095                                  59,521         (6,427)
     Gold                 28,338                                                28,338         (2,817)
----------------------------------------------------------------------------------------------------------

<F1> Amounts represent cash flows paid and received each year from 2000 to 2002.
<F2> Amounts represent the notional amounts of the contracts.

32  AMP INCORPORATED 1997 ANNUAL REPORT

-------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF INCOME

                                                                         Year Ended December 31,
---------------------------------------------------------------------------------------------------------
(dollars in thousands except per share data)                       1997           1996          1995
---------------------------------------------------------------------------------------------------------
Net Sales                                                     $ 5,745,235    $ 5,468,028    $ 5,227,226
Cost of Sales                                                   3,976,606      3,902,733      3,539,715
---------------------------------------------------------------------------------------------------------
       Gross income                                             1,768,629      1,565,295      1,687,511
Selling, General and Administrative Expenses                    1,022,856        964,589        969,512
Restructuring and One-time (Credits)/Charges                      (21,338)        98,000           --
---------------------------------------------------------------------------------------------------------
       Income from operations                                     767,111        502,706        717,999
Interest Expense                                                  (31,843)       (31,156)       (36,847)
Other Deductions, net                                             (57,283)       (33,242)       (13,418)
---------------------------------------------------------------------------------------------------------
       Income before income taxes and
         cumulative effect of
         accounting changes                                       677,985        438,308        667,734
Income Taxes                                                      220,345        151,324        240,400
---------------------------------------------------------------------------------------------------------
Net income before cumulative effect of accounting changes         457,640        286,984        427,334
Cumulative effect of accounting
    changes  (see Note 1)                                          15,450           --             --
---------------------------------------------------------------------------------------------------------
Net Income                                                    $   473,090    $   286,984    $   427,334
---------------------------------------------------------------------------------------------------------

BASIC EARNINGS PER SHARE:
Earnings Per Share before cumulative
    effect of accounting changes                              $      2.08    $      1.31    $      1.97
Cumulative effect of accounting changes                              0.07             --             --
---------------------------------------------------------------------------------------------------------
Earnings Per Share                                            $      2.15    $      1.31    $      1.97
---------------------------------------------------------------------------------------------------------

DILUTED EARNINGS PER SHARE:
Earnings Per Share before cumulative
    effect of accounting changes                              $      2.08    $      1.31    $      1.96
Cumulative effect of accounting changes                              0.07             --             --
---------------------------------------------------------------------------------------------------------
Earnings Per Share                                            $      2.15    $      1.31    $      1.96
---------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                        AMP INCORPORATED 1997 ANNUAL REPORT  33

-------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

                                                 December 31,    December 31,
(dollars in thousands)                               1997           1996
-------------------------------------------------------------------------------
ASSETS

Current Assets:
  Cash and cash equivalents                     $   350,320    $   223,779
  Securities available for sale                      79,350         27,971
  Receivables                                     1,051,422      1,025,850
  Inventories                                       908,219        786,623
  Deferred income taxes                             145,712        184,273
  Other current assets                              114,777        107,684
-------------------------------------------------------------------------------
          Total current assets                    2,649,800      2,356,180
-------------------------------------------------------------------------------
Property, Plant and Equipment                     4,627,419      4,690,819
    Less - Accumulated depreciation               2,711,434      2,663,211
-------------------------------------------------------------------------------
    Property, plant and equipment, net            1,915,985      2,027,608
-------------------------------------------------------------------------------
Investments and Other Assets                        282,318        301,917
-------------------------------------------------------------------------------
Total Assets                                    $ 4,848,103    $ 4,685,705
-------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Short-term debt                               $   465,233    $   419,411
  Payables, trade and other                         487,863        463,261
  Accrued payrolls and employee benefits            175,527        164,842
  Accrued income taxes                              177,278        201,169
  Other accrued liabilities                         139,395        196,212
-------------------------------------------------------------------------------
          Total current liabilities               1,445,296      1,444,895

Long-Term Debt                                      159,695        181,599
Deferred Income Taxes                                48,768         48,037
Other Liabilities                                   242,809        221,276
-------------------------------------------------------------------------------
          Total liabilities                       1,896,568      1,895,807
-------------------------------------------------------------------------------
Shareholders' Equity:
  Common stock, without par value-
     Authorized 700,000,000 shares,
     issued 232,496,129 shares                       81,670         80,866
  Other capital                                      91,575         85,325
  Deferred compensation                             (11,169)        (6,896)
  Cumulative translation adjustments                 27,079        112,179
  Net unrealized investment (losses) gains             (373)         6,134
  Retained earnings                               2,940,488      2,695,990
   Treasury stock, at cost                         (177,735)      (183,700)
-------------------------------------------------------------------------------
          Total shareholders' equity              2,951,535      2,789,898
-------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity      $ 4,848,103    $ 4,685,705
-------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


34  AMP INCORPORATED 1997 ANNUAL REPORT

-------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                    Net
                                                                                 Unrealized
                                                                     Cumulative  Investment
                                   Common     Other     Deferred     Translation  (Losses)     Retained       Treasury Stock
(amounts in thousands)              Stock     Capital  Compensation  Adjustments   Gains       Earnings     Shares       Amount
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995         $70,135    $80,105   $(4,568)       $129,612   $ 21,585    $2,442,317   (15,004)    $(243,431)

Net income                                                                                       427,334
Cash dividends - 92 cents per share                                                             (196,521)
Change in subsidiary's year-end                                                                   (5,375)
Purchases of treasury stock                                                                                    (87)       (3,439)
Distributions of treasury stock
  under stock award plans                       1,075    (3,734)                                               209         7,228
Issuance of common stock
  under stock award plans            9,445
Amortization of deferred
  compensation                                            5,813
Translation adjustments                                                  27,225
Change in net unrealized
   investment (losses) gains                                                        (2,162)
ESOP termination                                2,274
Acquisition of business                                                                                         83         3,110
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995        79,580     83,454    (2,489)        156,837     19,423     2,667,755   (14,799)     (236,532)

Net income                                                                                       286,984
Cash dividends - $1.00 per share                                                                (218,875)
Purchases of treasury stock                                                                                    (11)         (439)
Distributions of treasury stock
   under stock award plans                      1,501    (5,651)                                               293         8,645
Issuance of common stock
    under stock award plans            895
Amortization of deferred
   compensation                                           1,244
Translation adjustments                                                 (44,658)
Change in net unrealized
   investment (losses) gains                                                       (13,289)
Issuance of treasury shares in
   pooling-of-interests                391        370                                            (39,874)    1,597        44,626
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996        80,866     85,325    (6,896)        112,179      6,134     2,695,990   (12,920)     (183,700)

Net income                                                                                       473,090
Cash dividends - $1.04 per share                                                                (228,240)
Purchases of treasury stock                                                                                   (184)       (7,578)
Distributions of treasury stock
   under stock award plans                      6,250    (7,883)                                               462        13,191
Issuance of common stock under
   stock award plans                   804
Amortization of deferred
   compensation                                           3,610
Translation adjustments                                                 (85,100)
Change in net unrealized
   investment (losses) gains                                                        (6,507)
Acquisition of business                                                                             (352)       12           352
-----------------------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1997      $81,670    $91,575  $(11,169)        $27,079   $   (373)   $2,940,488   (12,630)    $(177,735)
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                        AMP INCORPORATED 1997 ANNUAL REPORT  35

-------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      Year Ended December 31,
---------------------------------------------------------------------------------------------------
(dollars in thousands)                                           1997         1996         1995
---------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at January 1                        $ 223,779    $ 212,538    $ 244,568
---------------------------------------------------------------------------------------------------
Operating Activities:
  Net income                                                    473,090      286,984      427,334
  Noncash adjustments-
    Depreciation and amortization                               438,956      424,100      361,394
    Restructuring and one-time (credits)/charges                (25,852)     195,000          --
    Effect of accounting changes                                (22,889)         --           --
    Deferred income taxes                                        33,709      (42,922)      35,460
    Increase to other liabilities                                 3,954        9,007       41,688
    Other, net                                                   56,596       15,438       42,292
    Changes in operating assets and liabilities
      net of effects of acquisitions of businesses             (171,014)     (95,474)    (164,356)
    Change in subsidiary's year end                                 --           --         3,164
---------------------------------------------------------------------------------------------------
      Cash provided by operating activities                     786,550      792,133      746,976
---------------------------------------------------------------------------------------------------
Investing Activities:
  Additions to property, plant and equipment                   (481,286)    (592,341)    (712,976)
  (Increase) decrease in securities
  available for sale                                            (62,735)      30,226       97,545
  Acquisitions of businesses, less cash acquired                    --       (50,052)        (299)
  Increase in investments                                       (13,683)     (32,604)     (71,423)
  Other, net                                                     56,965        5,931       28,626
---------------------------------------------------------------------------------------------------
      Cash used for investing activities                       (500,739)    (638,840)    (658,527)
---------------------------------------------------------------------------------------------------
Financing Activities:
  Changes in short-term debt                                     90,475      105,394      139,968
  Proceeds from long-term debt                                   46,610       10,239       36,773
  Repayments of long-term debt                                  (49,420)     (33,608)     (99,748)
  Purchases of treasury stock                                    (7,578)        (439)      (3,439)
  Dividends paid                                               (228,240)    (218,875)    (196,521)
  Other, net                                                        --           --         1,188
---------------------------------------------------------------------------------------------------
      Cash used for financing activities                       (148,153)    (137,289)    (121,779)
---------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash                         (11,117)      (4,763)       1,300
---------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at December 31                      $ 350,320    $ 223,779    $ 212,538
---------------------------------------------------------------------------------------------------
Changes in Operating Assets and Liabilities:
  Receivables                                                   (92,525)     (29,541)     (78,348)
  Inventories                                                  (119,443)     (72,674)    (103,359)
  Other current assets                                           (8,482)     (10,465)      19,818
  Payables, trade and other                                      52,406       13,256       14,460
  Accrued payrolls and employee benefits                         14,633       (1,226)      14,138
  Other accrued liabilities                                     (17,603)       5,176      (31,065)
---------------------------------------------------------------------------------------------------
                                                              $(171,014)   $ (95,474)   $(164,356)
---------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

36  AMP INCORPORATED 1997 ANNUAL REPORT

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1.  SUMMARY OF ACCOUNTING PRINCIPLES

     Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Investments representing ownership of 20% to 50% in affiliates and joint ventures are accounted for using the equity method.

     The Company's former M/A-COM subsidiary (see Note 3) changed its fiscal year-end in 1995 from the Saturday nearest September 30 to December 31 in order to be consistent with the rest of the companies' year-ends. In accordance with guidelines of the Securities and Exchange Commission, only twelve months of income and expense for M/A-COM were included in the Consolidated Statement of Income for 1995. Results of operations associated with the additional months were recorded directly to retained earnings in 1995, and cash flow activity for the same period was reflected as a single line item in the operating activities section of the Consolidated Statement of Cash Flows.

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

     Management determines the proper classifications of investments in obligations with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 1997 and 1996, all securities covered by SFAS No. 115 were designated as available for sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the Consolidated Statements of Income.

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

     Property, Plant and Equipment and Depreciation--Property, plant and equipment is stated at cost, adjusted to current exchange rates where applicable. Depreciation is computed by applying principally the straight-line method to individual items. Depreciation rate ranges are substantially as follows:

             Buildings                           5%
             Leasehold improvements              Life of lease
             Machinery and equipment             10% to 33-1/3%
             Machines and tools with customers   20% to 33-1/3%
             Information systems assets          20% to 33-1/3%

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

     Other Assets-- The excess of cost over the fair value of assets acquired is amortized over periods not exceeding 15 years. In 1996, the Company adopted Statement of Financial Accounting Standards No. 121 , "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"). This statement requires recognition of impairment losses for long-lived assets whenever events or changes in circumstances result in the carrying amount of the assets exceeding the sum of the expected future cash flows associated with such assets. The measurement of the impairment losses to be recognized is to be based on the difference between the fair values and the carrying amounts of the assets. SFAS No.121 also requires that long-lived assets held for sale be reported at the lower of carrying amount or fair value less cost to sell. The effect of the adoption of this policy in 1996 was immaterial to the consolidated financial results of the Company; however, as a result of the restructuring actions and other issues discussed in Note 2, $68.1 million in charges were recorded for write-downs of long-lived assets in the fourth quarter of 1996.

                                         AMP INCORPORATED 1997 ANNUAL REPORT 37
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

     Stock-Based Compensation--The Company follows Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") that provides for a fair value based method of accounting for grants of equity instruments to employees or suppliers in return for goods or services. As permitted under SFAS No. 123, the Company elected to continue to account for compensation cost under the provisions prescribed by APB Opinion No. 25. The Company has included pro forma disclosures of net income and basic and diluted earnings per share in Note 14 as if the fair value based method had been applied in measuring compensation cost.

     Changes in Accounting Policies--On January 1, 1997, the Company made two changes to the accounting practices used to develop inventory costs. The first change was made to standardize globally the definition of capacity used to determine volume assumptions for overhead rates. The new definition more properly reflects the Company's objectives for plant and equipment utilization and provides for consistent measurement of AMP facilities.

     In an effort to provide increased focus on engineering efforts for both product development and manufacturing cost reductions, the Company also changed the inventory costing methodology to include manufacturing engineering costs in inventory costs. Previously, these costs were expensed in the period incurred and included in the cost of sales on the Consolidated Statement of Income.

     The net after-tax benefit of the preceding changes in accounting for inventory of $15,450,000, or $0.07 per share, was presented as a cumulative effect of accounting changes on the Consolidated Statement of Income for 1997.

     In the fourth quarter of 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"), which supersedes APB Opinion No. 15 and requires dual presentation of Basic and Diluted earnings per share on the face of the income statement. Under SFAS No. 128, Basic EPS is computed using only the weighted-average number of common shares outstanding for the period while Diluted EPS is computed assuming the conversion of all dilutive securities, such as options. The effect of the adoption of this statement was immaterial to the consolidated financial statements of the Company. In accordance with SFAS No. 128, all prior period per share amounts have been restated to reflect the new calculation and presentation. The statement requires a reconciliation of the numerators and denominators used in the Basic and Diluted EPS calculations. The numerator, net income, is identical in both calculations. The following table presents a reconciliation of the shares used in the respective calculations as well as per share amounts:

                              1997                1996                1995
-------------------------------------------------------------------------------
                       Shares      EPS     Shares      EPS     Shares      EPS
-------------------------------------------------------------------------------
Basic Calculation    219,769,910  $2.15  219,181,787  $1.31  217,324,776  $1.97

Dilutive Securities
  --Primarily Options    605,108             415,101             391,317
-------------------------------------------------------------------------------
Diluted Calculation  220,375,018  $2.15  219,596,888  $1.31  217,716,093  $1.96
-------------------------------------------------------------------------------

2.   RESTRUCTURING AND ONE-TIME (CREDITS)/CHARGES

     In 1997, the Company recorded one-time pretax charges of $17.7 million to provide for litigation exposures and $25.5 million to write-down equity investments. The Company also reduced the restructuring reserve established in 1996 by $25.9 million. In 1996, $195 million of pretax restructuring and other one-time charges were recorded.

     Restructuring and One-time (Credits)/Charges -- In the fourth quarter of 1996, the Company's management performed a review of product lines, manufacturing operations and other activities to rationalize their existence based on performance trends. As a result of this review, the decision was made to take $167.6 million pretax restructuring and one-time charges in order to exit various product lines, manufacturing

38  AMP INCORPORATED 1997 ANNUAL REPORT
-------------------------------------------------------------------------------

operations and investments that were not performing or expected to perform at levels which enhance shareholder value. The primary product lines and manufacturing operations affected included the cylindrical connector products used in the military/aerospace industry, the printed wiring board manufacturing operation that used the "additive process," various product lines in the former Global Interconnection Systems Business organization, such as PC Cards and maturing products in the networking industry, and several U. S. terminal and connector plants and facilities which were outdated and/or specialized in one particular manufacturing process. The restructuring and associated charges were recorded in the 1996 Consolidated Statement of Income as follows: $35.1 million in cost of sales, $98 million in restructuring and one-time (credits)/charges and $34.5 million in other deductions, net. The amount recorded to other deductions, net, of $34.5 million related to equity investment write-offs and a charge for related commitments for non-strategic and underperforming ventures of the Company which were no longer supported. Approximately $70 million of the total charges involved anticipated cash outlays.

     Throughout 1997, the Company executed the restructuring plan by closing the selected facilities, reducing the related headcount, liquidating inventory and equipment, transferring continued production to other facilities, preparing facilities for divestiture, investigating environmental matters, and negotiating the termination of customer and supplier commitments. As a result, $127.5 million was charged to the reserve established in 1996. During the fourth quarter, the Company assessed the status of the plan and concluded that the remaining activities still to be completed included the sale of various vacated manufacturing plants, resolution of certain environmental exposures related to such plants, and product warranty and legal issues related to discontinued products. The expenditures related to these future activities are estimated at $14.2 million and are expected to be paid over the next several years. Consequently, based on the remaining reserve balance, an adjustment to reduce the restructuring reserve by $25.9 million was recorded as a reduction to cost of sales of $4.5 million and a credit of $21.4 million to restructuring and one-time (credits)/charges.

     The significant savings were primarily reductions in expected cash outlays for distributor product returns, the receipt of additional cash from the sales of various assets, less severance paid due to a lower number of terminated employees and the resolution of certain environmental issues with government and regulatory authorities for amounts less than originally estimated.

     A summary of the pretax charges recorded in the fourth quarter of 1996, costs charged to the reserve in 1997 and the restructuring credit recorded at year-end are as follows:

                                            Reserve Activity
-------------------------------------------------------------------------------
                                              Costs
(dollars in millions)         Balance at    Charged to              Balance at
Income Statement Caption     Dec. 31, 1996   Reserve   Adjustment Dec. 31, 1997
-------------------------------------------------------------------------------
Cost of Sales                   $35.1         $30.5       $4.5        $0.1

Restructuring and One-time
  (Credits)/Charges

 Severance                       13.3          11.9        1.3         0.1
 Facilities and Environmental    42.3          22.5       11.8         8.0
 Contractual Commitments         26.6          14.4        6.2         6.0
 Intangible Assets/Other         15.8          13.7        2.1         --
-------------------------------------------------------------------------------
Total                            98.0          62.5       21.4        14.1
-------------------------------------------------------------------------------
Other Deductions, net            34.5          34.5        --          --
-------------------------------------------------------------------------------
Total                          $167.6        $127.5      $25.9       $14.2
-------------------------------------------------------------------------------

     Other One-time Charges -- Other one-time charges taken in 1997 included a $17.7 million pretax charge in the second quarter to establish a legal reserve and a $25.5 million pretax charge in the fourth quarter to write-down certain equity investments. Both of these 1997 charges were recorded in other deductions, net. In 1996, the Company recorded a $27.4 million pretax charge to cost of sales to reserve for inventory and equipment write-downs related to canceled programs, specialty products no longer supported and excess capacity.

                                         AMP INCORPORATED 1997 ANNUAL REPORT 39

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

     As discussed in Note 1, prior to the merger, M/A-COM used a fiscal year ending on the Saturday nearest September 30. In connection with M/A-COM's change in year-end to December 31, the net loss of M/A-COM for the three-month period ended December 31, 1994 of $5.4 million was reflected as an adjustment to retained earnings effective January 1, 1995.

     Combined and separate results of AMP and M/A-COM during the period preceding the merger were as follows (in millions):


Six Months Ended
June 30, 1995 (unaudited)          AMP       M/A-COM    Adjustment    Combined
-------------------------------------------------------------------------------
Sales                           $2,440        $192        $ --          $2,632
Net income (loss)                  233           1         (31)            203
-------------------------------------------------------------------------------

     The combined financial results presented above include adjustments made to conform the accounting policies of the two companies, as well as transaction fees and one-time expenses associated with the merger. No intercompany transactions existed between the two companies during the period presented. Transaction costs and one-time charges resulting from the merger of $48.7 million ($31 million net-of-tax) include expenses for investment banker and professional fees, severance related costs and charges to standardize the accounting practices of the companies.

  4.  PROPERTY, PLANT AND EQUIPMENT

     At December 31, property, plant and equipment was comprised of the following:

(dollars in thousands)                     1997          1996
----------------------------------------------------------------
Land                                   $   73,236   $  78,318
Buildings and leasehold improvements      976,188      976,701
Machinery and equipment                 3,243,597    3,275,696
Machines and tools with customers         334,398      360,104
----------------------------------------------------------------
                                       $4,627,419   $4,690,819
----------------------------------------------------------------

     Depreciation expense was $424,919,000, $410,340,000, and $348,216,000 in
1997, 1996, and 1995, respectively.

40  AMP INCORPORATED 1997 ANNUAL REPORT

-------------------------------------------------------------------------------

 5.  SECURITIES AVAILABLE FOR SALE

     Securities available for sale at December 31, are summarized as follows:

                                            Gross       Gross
                                          Unrealized  Unrealized
                                            Holding     Holding      Market
(dollars in thousands)          Cost         Gains      Losses       Value
-----------------------------------------------------------------------------
December 31, 1997

U.S. Government Securities -
 Maturing in 1 year or less       $ 6,004    $    8      $ --       $ 6,012
 Maturing between 1 and 5 years    16,375        43           1      16,417
 Maturing after 5 years             2,000      --          --         2,000

State and Municipal Securities
 Maturing after 5 years            10,600      --          --        10,600

Commercial Paper                   30,199        61          10      30,250
Common Stock                       14,752     3,932       4,613      14,071
-----------------------------------------------------------------------------
                                  $79,930    $4,044      $4,624     $79,350
-----------------------------------------------------------------------------
December 31, 1996

Commercial Paper                  $ 1,996    $ --        $   17     $ 1,979
Common Stock                       16,110     9,882        --        25,992
-----------------------------------------------------------------------------
                                  $18,106    $9,882      $   17     $27,971
-----------------------------------------------------------------------------

     Differences between cost and market of $580,000 (less deferred taxes of $207,000) and $9,865,000 (less deferred taxes of $3,731,000) were debited and credited to a separate component of shareholders' equity called "net unrealized investment (losses) gains" as of December 31, 1997 and 1996, respectively.

     Proceeds from sales of securities available for sale were approximately $133,148,000 and $69,155,000 for the years ended December 31, 1997 and 1996, respectively. In 1997 and 1996, gross gains on the sale of securities available for sale amounted to $3,378,000 and $16,618,000; gross losses were not significant in either year. At December 31, 1997 and 1996, approximately $153,230,000 and $53,039,000 of securities available for sale with original maturities of 91 days or less were included in cash and cash equivalents. The market values of these securities approximate cost.

 6.  INVENTORIES

     At December 31, inventories were comprised of the following:

(dollars in thousands)                  1997         1996
--------------------------------------------------------------
Finished goods and work in process   $491,688       $430,595
Purchased and manufactured parts      314,375       253,829
Raw materials                         102,156       102,199
--------------------------------------------------------------
                                     $908,219      $786,623
--------------------------------------------------------------


  7.  LEASE COMMITMENTS

     The Company leases certain buildings and transportation and other equipment. Capital leases are not significant.

     Total rental expense under operating leases for the year ended December 31 was $80,421,000 in 1997, $79,113,000 in 1996, and $79,978,000 in 1995. Minimum
rental commitments at December 31, 1997, under leases with initial terms in excess of one year were:

          1998--$47,195,000              2001--$14,586,000
          1999--$33,835,000              2002--$12,853,000
          2000--$18,954,000              2003 and beyond--$82,621,000

                                         AMP INCORPORATED 1997 ANNUAL REPORT 41

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  8.  FINANCIAL INSTRUMENTS

     The Company uses derivative financial instruments to manage well-defined commodity price and foreign currency risks. Financial instruments are not used for trading purposes.

     Commodities swap agreements are utilized to hedge anticipated purchases of certain metals used in the Company's manufacturing operations. Under these swap agreements, payments are made or received based on the differential between a specified price and the actual price of the metals. These contracts generally cover a one-year period and are accounted for as hedges, with all gains and losses recognized in cost of sales when the commodities are consumed. At December 31, 1997 and 1996, commodity contracts involving notional amounts of $87,900,000 and $48,200,000, respectively, were outstanding. These notional amounts do not represent amounts exchanged by the parties; rather, they are used as the basis to calculate the amounts due under the agreements.

     From time to time the Company utilizes forward foreign currency exchange contracts to minimize the impact of currency movements, principally on anticipated intercompany royalties, inventory purchases, loans and dividends denominated in currencies other than their functional currencies. The terms of these contracts are generally less than one year. The purpose of the Company's hedging is to protect it from the risk that the eventual functional currency inflows resulting from the intercompany payments will be adversely affected by changes in exchange rates. Since these agreements hedge intercompany cash flows, gains and losses are recorded each period based on the market value of the contract at period end. Contract values for the Company's open foreign currency agreements, all with A-rated counterparties, at December 31 are summarized below:

          (dollars in thousands)             1997         1996
          -----------------------------------------------------
          U.S. $/British Pound            $ 82,803     $ 88,558
          U.S. $/French Franc               70,385      187,670
          U.S. $/German Mark                50,665       24,999
          U.S. $/Swiss Franc                30,873       53,060
          U.S. $/Japanese Yen               11,693        1,614
          Swiss Franc/British Pound           --         44,417
          Others                             6,958       17,565
          -----------------------------------------------------
                                          $253,377     $417,883
          -----------------------------------------------------

     On March 11, 1994, the Company entered into a foreign currency swap with a AAA-rated counterparty to hedge a portion of its net investment in its Japanese subsidiary. Under terms of the agreement, the Company will swap 15.9 billion yen for U.S. $150 million in ten years based on the exchange rate on the day the contract became effective. In addition, the contract provides for the Company to make semi-annual interest payments of 4.61% on the 15.9 billion yen, while receiving semi-annual interest payments of 6.71% on the U.S. $150 million. The Company has the unilateral right to unwind the swap early. Due to the fact that this contract is an effective hedge of an investment in a foreign entity, any gain or loss on the contract is recorded directly to cumulative translation adjustments in shareholders' equity.

     While it is not the Company's intention to terminate any of the above financial instruments, the fair values were estimated by obtaining quotes from brokers which represented the amounts that the Company would receive or pay if the agreements were terminated at the balance sheet dates. These fair values indicated that termination of the commodities swap agreements, the forward foreign currency exchange contracts and the foreign currency swap agreement at December 31, 1997 would have resulted in a $9,200,000 loss, a $2,900,000 gain and a $12,900,000 gain, respectively. Termination of these agreements at December 31, 1996 would have resulted in a $1,700,000 gain on the commodities contracts, a $2,100,000 loss on the forward exchange contracts and a $3,200,000 loss on the foreign currency swap agreement. Due to the volatility of currency exchange rates and commodity prices, these estimated results may or may not be realized.

 9.  INTEREST

     The Company capitalizes interest costs associated with the construction of certain assets. These costs are not significant. Interest paid during the periods was approximately equal to amounts charged to expense. Interest income for the year ended December 31 was $19,169,000 in 1997, $13,963,000 in 1996, and
$17,204,000 in 1995.

42  AMP INCORPORATED 1997 ANNUAL REPORT

-------------------------------------------------------------------------------

10.  RESEARCH AND DEVELOPMENT

     Research and development expenditures for the creation and application of new products and processes for the year ended December 31 were $319,600,000 in 1997, $315,100,000 in 1996, and $308,800,000 in 1995. The Company refined its definitions of engineering phases in 1996. These phases are used to categorize engineering efforts into concept and development versus manufacturing engineering activities.

11.  DEBT

     At December 31, debt was comprised of the following:

                                            1997              1996

                                              Due                     Due
                                    Long    Within       Long        Within
(dollars in thousands)              Term    One Year     Term       One Year
-------------------------------------------------------------------------------
International bank loans,
5.2% weighted interest rate
(1996-5.2%), repayable in
varying amounts through 2013      $152,668   $ 46,616   $171,844   $ 20,962

Mortgages and other
indebtedness, 7.2% weighted
interest rate (1996-6.8%),
repayable through 2010               7,027      5,455      9,755      5,228

International overdrafts
and demand loans, 4.4% weighted
interest rate (1996-4.4%)             --      413,162       --      393,221
-------------------------------------------------------------------------------
                                  $159,695   $465,233   $181,599   $419,411
-------------------------------------------------------------------------------

     At December 31, 1997, the payment schedule of debt due after one year is as follows: $25,585,000 in 1999, $37,067,000 in 2000, $15,191,000 in 2001,
$24,274,000 in 2002 and $57,578,000 in 2003 and beyond.

     The Company maintains a commercial paper program for maximum borrowing of $200,000,000. In addition, an agreement for a $150,000,000 five-year revolving credit facility was signed with a group of U.S. banks primarily to back-up the commercial paper program. The credit facility was amended in August, 1997 to extend the term until September 1, 2002 and lower the facility fee to 5 basis points from 6.25 basis points annually. Interest rate options on the facility include: (1) the higher of the Federal funds rate plus 1/2 of 1% or the prime commercial lending rate of the lead bank, (2) LIBOR, or (3) rates determined as part of a competitive bidding process. This formal syndicated credit facility has a minimum shareholders' equity requirement of approximately $2 billion. Neither of these funding sources were in use at December 31, 1997 and 1996.

     At December 31, 1997 and 1996, the fair values of the Company's short-term and long-term debt were not significantly different from the respective carrying values.

12.  SHAREHOLDERS' RIGHTS

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

                                         AMP INCORPORATED 1997 ANNUAL REPORT 43

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

     Certain international subsidiaries also have pension plans. In most cases, the plans are defined benefit in nature. Assets of the plans are comprised of insurance contracts and equity securities --or book reserves are maintained. Benefit formulas are similar to those used by the U.S. plan. It is the policy of these subsidiaries to fund at least the minimum amounts required by local law and regulation.

     Defined Contribution Plans--The Company also provides supplemental retirement benefits to the majority of its U.S. employees through defined contribution 401(k) plans. Participation in these plans is elective, and contributions made by employees are matched by the Company in varying amounts based upon a percentage of gross wages and, in certain cases, seniority. Assets of the plans are invested in mutual funds, a fixed income fund and AMP stock. Charges to earnings for these plans amounted to $15,953,000 in 1997, $15,944,000 in 1996 and $15,330,000 in 1995.

     Retiree Medical Benefits--In addition to providing pension and 401(k) benefits, the Company also provides health care coverage continuation for qualifying U.S. retirees from date of retirement to age 65.

     Components of net periodic retiree medical cost for the year ended December 31 were:

     (dollars in thousands)                 1997        1996         1995
    -----------------------------------------------------------------------
     Service costs - benefits
      earned during the period            $1,946      $2,016       $1,595

     Interest cost on accumulated
      postretirement benefit obligation    1,953       1,915        1,882

     Net amortization and deferral           691         689          615
    -----------------------------------------------------------------------
     Net periodic postretirement
      benefit                             $4,590      $4,620       $4,092
    -----------------------------------------------------------------------

The funded status of these retiree medical plans at December 31 was:

  (dollars in thousands)                         1997         1996
  ----------------------------------------------------------------------
   Plan assets at fair value                   $    -       $    -
  ----------------------------------------------------------------------
   Actuarial present value of benefit obligations:
        Retirees                                9,332        8,924
        Employees eligible to retire            4,792        4,868
        Employees not eligible to retire       13,899       13,252
  ----------------------------------------------------------------------
   Accumulated postretirement benefit         $28,023      $27,044
     obligation
  ----------------------------------------------------------------------
   Plan assets less than accumulated         $(28,023)    $(27,044)
     postretirement benefit obligation
  ----------------------------------------------------------------------
   Accrued liability at year-end             $(19,380)    $(16,815)
       Unrecognized net gain                    7,421        6,906
       Unrecognized transition amount,
         net of amortization                  (16,064)     (17,135)
  ----------------------------------------------------------------------
   Plan assets less than accumulated
      postretirement benefit obligation      $(28,023)    $(27,044)
  ----------------------------------------------------------------------

     Retiree medical benefits expense was computed using a medical cost trend rate of 10% graded to 5.5% in year 2002 and later. For each increase of 1% in the medical cost trend rate the benefit obligation would increase approximately $1,289,000 and annual expense would increase approximately $281,000. The settlement rate used to compute the obligation was 7.0% and 7.5% at December 31, 1997 and 1996, respectively.

44  AMP INCORPORATED 1997 ANNUAL REPORT

-------------------------------------------------------------------------------
     Key economic assumptions used for the defined benefit plans were:

                                  International
                                U. S. Plans Plans
------------------------------------------------------------------------------
                                         1997     1996    1997     1996
------------------------------------------------------------------------------
Settlement rate--
    January 1                           7.50%    7.00%    5.00%    5.25%
    December 31                         7.00%    7.50%    5.00%    5.00%

Rate of increase in compensation        4.50%    4.50%    3.00%    3.25%
levels

Expected long-term rate of return       9.50%    9.50%    6.50%    6.50%

     Components of net periodic pension cost for the year ended December 31 were:


                            U. S. Plans                International Plans
-------------------------------------------------------------------------------
(dollars in
thousands)           1997      1996      1995       1997     1996      1995
-------------------------------------------------------------------------------
Service cost -
  benefits earned
  during the period  $29,077   $29,496   $23,539    $16,031  $14,775   $14,044

Interest cost on
  projected benefit
  obligation          53,700    48,059    42,188     14,164   13,053    14,922

Actual return on
  plan assets       (148,484)  (96,162) (126,967)   (15,923) (13,756)  (23,541)

Net amortization
  and deferral        87,451    41,368    74,918        863      123     8,221
-------------------------------------------------------------------------------
Net periodic
  pension cost      $ 21,744   $22,761   $13,678    $15,135  $14,195   $13,646
-------------------------------------------------------------------------------

     The funded status of these plans at December 31 was:

                                                                        International Plans
                                                          ------------------------------------------------
                                                          Plans in Which Assets       Plans in Which
                                                           Exceed Accumulated       Accumulated Benefit
                                      U. S. Plans          Benefit Obligations   Obligations Exceed Assets
----------------------------------------------------------------------------------------------------------
(dollars in thousands)             1997         1996        1997         1996         1997        1996
----------------------------------------------------------------------------------------------------------
Plan assets at fair value       $ 822,850    $ 701,592    $ 60,259    $ 224,317    $ 192,430    $ 34,244
----------------------------------------------------------------------------------------------------------

Actuarial present value of benefit obligations:
    Vested benefits               581,962      488,406      45,080      180,123      173,931      37,643
    Nonvested benefits             61,862       51,451       1,042       31,898       40,086      10,094
----------------------------------------------------------------------------------------------------------
Accumulated benefit
 obligation                       643,824      539,857      46,122      212,021      214,017      47,737
Additional benefits based on
   projected future salary
   increases                      167,674      133,102       5,348       26,285       33,084      13,711
----------------------------------------------------------------------------------------------------------
Projected benefit obligation    $ 811,498    $ 672,959    $ 51,470    $ 238,306    $ 247,101    $ 61,448
----------------------------------------------------------------------------------------------------------
Plan assets greater (less)
  than projected benefit
  obligation                    $  11,352    $  28,633    $  8,789    $ (13,989)   $ (54,671)   $(27,204)
----------------------------------------------------------------------------------------------------------
(Accrued) prepaid pension
  cost at year-end              $(106,833)   $ (86,242)   $ (5,937)   $  10,467    $ (30,372)   $(24,118)
    Unrecognized net gain
        (loss)                    111,001      107,171      13,236      (16,799)     (37,123)        (80)
    Unrecognized prior
        service cost               (5,563)      (7,321)       (412)      (1,437)        (887)        --
    Unrecognized transition
        amount, net of
        amortization               12,747       15,025       1,902       (6,220)      (8,889)     (3,006)
    Adjustment to recognize
        minimum liability            --           --          --           --         22,600        --
----------------------------------------------------------------------------------------------------------
Plan assets greater (less)
   than projected benefit
   obligation                   $  11,352   $   28,633    $  8,789    $ (13,989)   $ (54,671)    $(27,204)
----------------------------------------------------------------------------------------------------------

                                         AMP INCORPORATED 1997 ANNUAL REPORT 45

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

     The Company accounts for stock option awards as prescribed by Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation cost has been recognized in the Consolidated Statements of Income. Had the Company recorded compensation expense for the fair value of the options granted, as provided by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

                                            1997        1996        1995
                                         ----------  ----------  ----------

Net income--            As reported       $473,090    $286,984    $427,334
                         Pro forma        $461,778    $281,400    $425,876

Earnings per share--
  Basic                 As reported       $   2.15    $   1.31    $  1.97
                         Pro forma        $   2.10    $   1.28    $  1.96

  Diluted               As reported       $   2.15    $   1.31    $  1.96
                         Pro forma        $   2.10    $   1.28    $  1.96


     In order to calculate the fair value of stock options at date of grant, the Company used the Black-Scholes option pricing model. The following assumptions were used for both 1997 and 1996: expected option term-6.5 years, stock price volatility factor-25.3 and dividend yield-2.5%. Risk free interest rates of 6.49% and 6.43% were used in 1997 and 1996, respectively.

     A summary of the status of the Company's stock option plans follows:

                                      1997                 1996                      1995
--------------------------------------------------------------------------------------------------------
                             Number   Average Price   Number    Average Price   Number   Average Price
                            of Shares   Per Share    of Shares    Per Share   of Shares    Per Share
--------------------------------------------------------------------------------------------------------
Balance, January 1          4,226,063     $36.69     2,539,519     $36.54     2,070,913     $29.79
   Granted                  2,040,900      47.03     1,838,200      36.61     1,010,480      42.71
   Excercised                (261,543)     32.09       (80,699)     25.74      (282,846)     20.44
   Canceled                  (158,088)     39.83       (70,957)     41.80      (259,028)     22.60
--------------------------------------------------------------------------------------------------------
Balance at December 31      5,847,332     $40.42     4,226,063     $36.69     2,539,519     $36.54
--------------------------------------------------------------------------------------------------------
Exercisable at
  December 31               1,231,783     $34.00       670,933     $29.61       154,429     $22.71
--------------------------------------------------------------------------------------------------------
Fair value of options
   granted during year                    $13.94                   $10.88                   $12.64
--------------------------------------------------------------------------------------------------------


46  AMP INCORPORATED 1997 ANNUAL REPORT

-------------------------------------------------------------------------------

     Stock Bonus Units--Stock Bonus Units awarded under the Plan may be granted to participants with or without a Supplemental Cash Bonus, at the discretion of the Board of Directors. The designated value of each Stock Bonus Unit may not be less than 95% of the average fair value of the stock over the 10 days preceding the award date. Awards are computed by multiplying vested Bonus Units by the excess of the market price of the Company's Common Stock over the designated value of the Stock Bonus Unit. Approximately 75,000 shares would be distributed in the years 1998 through 2000 for Stock Bonus Units granted before and outstanding at December 31, 1997, based on the market price at that date. Currently, it is the Company's intention that no future grants of Stock Bonus Units will be made.

     Performance Restricted Stock Plan--In April 1995, the Company's shareholders approved an amendment to the Plan which provided for the issuance of restricted stock to key executives. Shares vest over a three year period based on the attainment of specified average annual earnings growth and return-on-equity targets. Data relative to shares awarded is presented below:

                                               1997      1996       1995
---------------------------------------------------------------------------
Number of shares awarded                     175,900    154,300    87,100
Fair value of options granted during year     $47.00     $36.63    $42.88

     Charges to income before income taxes for current and future distributions under these plans for the year ended December 31 totaled $6,761,000 in 1997, $1,099,000 in 1996, and $21,273,000 in 1995. In years prior to 1996, charges included expenses associated with the Company's Cash (or Stock) Plan, as participants could elect payment in shares of the Company's Common Stock. For awards granted in 1996 and thereafter, this election is no longer permitted.

15.  SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

(dollars in thousands                                For the 3 Months Ended
----------------------------------------------------------------------------------------------------
 except per share data)            March 31        June 30        September 30    December 31
----------------------------------------------------------------------------------------------------
1997

Net sales                         $1,392,867       $1,468,005       $1,432,600      $1,451,763
Gross income                         402,697          452,979          456,832         456,121
Net income before
  cumulative effect
  of accounting changes              101,328          107,293          121,605         127,414
Cumulative effect of
  accounting changes                  15,450             --                --             --
----------------------------------------------------------------------------------------------------
Net income                           116,778          107,293          121,605         127,414
----------------------------------------------------------------------------------------------------

Basic and diluted net
  income per share
  before cumulative
  effect of accounting
  changes                            46 cents          49 cents         55 cents       58 cents
Basic and diluted
  cumulative effect of
  accounting changes per
  share                               7 cents            --                --             --
----------------------------------------------------------------------------------------------------
Basic and diluted net
  income per share                   53 cents          49 cents         55 cents       58 cents
----------------------------------------------------------------------------------------------------

1996

Net sales                         $1,362,975       $1,365,487       $1,336,233      $1,403,333
Gross income                         430,390          417,790          387,439         329,676
Net income/(loss)                    116,448          115,621           94,842        (39,927)
Basic and diluted net
  income/(loss) per share           53 cents         53 cents         43 cents      (18) cents

     See Note 1 to the Consolidated Financial Statements for an explanation of the accounting changes reflected in the first quarter of 1997. The second quarter of 1997 includes an after-tax charge to net income of $11.9 million or 5 cents per share to establish a litigation reserve. The fourth quarter of 1997 includes an after-tax charge of $17.2 million or 8 cents per share to write-down certain equity investments and an offsetting after-tax benefit of $17.5 million or 8 cents per share for the adjustment to reduce the restructuring reserve that was established in 1996. The fourth quarter of 1996 includes restructuring and one-time charges of $128 million net-of-tax which reduced net income per share by 58 cents (See Note 2, Restructuring and One-time (Credits)/Charges for more information on the 1997 and 1996 (credits)/charges).

                                         AMP INCORPORATED 1997 ANNUAL REPORT 47

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.  INCOME TAXES

     Components of income tax expense for the year ended December 31 were:

(dollars in               1997        1996         1995
 thousands)
------------------------------------------------------------------
U.S. Federal:
  Taxes currently payable  $  96,207    $ 101,080    $ 107,698
  Deferred taxes              47,729      (42,370)       8,243
Foreign:
  Taxes currently payable     80,274       85,325      105,657
  Deferred taxes             (11,865)        (711)       2,102
Other:
  Taxes currently payable     10,155        7,841       17,082
  Deferred taxes              (2,155)         159         (382)
------------------------------------------------------------------
                           $ 220,345    $ 151,324    $ 240,400
------------------------------------------------------------------


     At December 31, gross deferred tax assets and liabilities were:

(dollars in thousands)             1997        1996
------------------------------------------------------
Gross deferred tax assets:
    Inventories                   $90,256    $109,236
    Pensions                       44,395     23,341
    Bonus plans                     9,671     12,686
    Medical benefits               16,075     13,513
    Accruals                       27,034     49,922
    NOL carryovers                 10,264     24,055
    Other                          56,075     45,690
------------------------------------------------------
                                 $253,770   $278,443
------------------------------------------------------


Gross deferred tax liabilities:
    Depreciation                  $51,571    $45,846
    Undistributed earnings of
      subsidiaries                 66,145     66,145
    Other                          39,110     30,216
------------------------------------------------------
                                 $156,826   $142,207
------------------------------------------------------

     The Company's effective tax rate varied from the U.S. Federal income tax rate for the following reasons:

                                 1997        1996        1995
------------------------------------------------------------------
U.S. Federal income tax rate      35.0%       35.0%       35.0%
State income taxes, net of
   federal tax benefit             0.5%        0.2%        1.6%
Foreign income taxes               0.9%        1.8%        0.6%
Other items not individually
   significant                    (3.9%)      (2.5%)      (1.2%)
------------------------------------------------------------------
Effective tax rate               32.5%       34.5%       36.0%
------------------------------------------------------------------

     The Company has net operating loss carryforwards related to M/A-COM and certain foreign subsidiaries. At December 31, 1997, the tax effect of these losses and related valuation allowance was approximately $50 million and $40 million, respectively. The valuation allowance increased $17.1 million in 1997 due to current year losses at certain foreign subsidiaries. These tax benefits expire as follows: $25 million in 2000 to 2004, $13 million in 2005 to 2009 and $12 million have no expiration.

     For the year ended December 31, income before income taxes, after allocation of eliminations, is as follows:

(dollars in thousands)         1997        1996         1995
------------------------------------------------------------------
United States operations     $521,963     $259,916      $395,126
------------------------------------------------------------------
International operations      156,022      178,392       272,608
------------------------------------------------------------------
Worldwide income before      $677,985     $438,308      $667,734
  income taxes
------------------------------------------------------------------


48  AMP INCORPORATED 1997 ANNUAL REPORT
-------------------------------------------------------------------------------

     Provisions are made for estimated U.S. and foreign income taxes, less available tax credits and deductions, which may be incurred on the remittance of the Company's share of subsidiaries' undistributed earnings not deemed to be indefinitely invested. Taxes have not been provided on international subsidiaries' earnings of approximately $204,000,000 and $215,000,000 at December 31, 1997 and 1996, respectively. These earnings are deemed to be indefinitely invested.

     Income tax payments were $155,215,000 in 1997, $168,598,000 in 1996 and
$243,500,000 in 1995.

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

     Pertinent financial data by major geographic segments for the year ended December 31 are:

(dollars in
thousands)                             1997         1996         1995
----------------------------------------------------------------------------
Net sales to trade customers:

    United States                  $2,570,338   $2,414,652   $ 2,238,594
    Europe                          1,731,072    1,725,377     1,698,407
    Asia/Pacific                    1,140,249    1,054,027     1,059,095
    Americas                          303,576      273,972       231,130
----------------------------------------------------------------------------
    Total                          $5,745,235   $5,468,028   $ 5,227,226
----------------------------------------------------------------------------
Intersegment sales:
    United States                  $  673,613   $  559,361   $   482,962
    Europe                             98,336       79,265        64,688
    Asia/Pacific                       99,577       94,254        95,443
    Americas                           20,269       13,160        11,222
    Eliminations                     (891,795)    (746,040)     (654,315)
----------------------------------------------------------------------------
    Total                          $      --    $      --    $        --
----------------------------------------------------------------------------
Pretax income:
    United States                  $  536,379   $  264,715   $   398,826
    Europe                            128,086      141,884       192,807
    Asia/Pacific                       27,859       21,308        74,305
    Americas                            4,827       15,401        11,096
    Eliminations                      (19,166)      (5,000)       (9,300)
----------------------------------------------------------------------------
    Total                          $  677,985   $  438,308   $   667,734
----------------------------------------------------------------------------
Identifiable assets:
    United States                  $3,124,897   $2,778,391   $2,676,394
    Europe                          1,206,819    1,221,972    1,135,606
    Asia/Pacific                    1,094,184    1,081,335    1,022,667
    Americas                          199,597      170,755      121,489
    Eliminations                     (777,394)    (566,748)    (451,417)
----------------------------------------------------------------------------
    Total                          $4,848,103   $4,685,705   $4,504,739
----------------------------------------------------------------------------

     Transfers between geographic segments are accounted for on an arms' length pricing basis.

     Availability of remittances to the parent company is subject to exchange controls and other restrictions of the various countries.

     Foreign currency transaction net gains and losses, after adjustment for income taxes to the extent appropriate, increased net income by $4,890,000 in 1997 and $663,000 in 1996, and decreased net income by $5,525,000 in 1995.

                                         AMP INCORPORATED 1997 ANNUAL REPORT 49

-------------------------------------------------------------------------------
STATEMENT OF MANAGEMENT RESPONSIBILITY

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

50   AMP INCORPORATED 1997 ANNUAL REPORT

-------------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     To the Shareholders and Board of Directors of AMP Incorporated:

     We have audited the accompanying consolidated balance sheets of AMP Incorporated (a Pennsylvania Corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMP Incorporated and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

     As explained in Note 1 to the consolidated financial statements, effective January 1, 1997, the Company changed its method of accounting for costing its inventories.




Philadelphia, PA
February 13, 1998                                 Arthur Andersen LLP


                                        AMP INCORPORATED 1997 ANNUAL REPORT  51