Form 10-K, Exhibit 13
period 1998-12-31
AMP INC
filed 1999-03-26
CIK 6164

EX-13
                                                                      -----

AlliedSignal Corporation v AMP Incorporated, Civil Action No. 98-CV-4058
------------------------------------------------------------------------

     On August 4, 1998, AlliedSignal filed a complaint against AMP in the United States District Court for the Eastern District of Pennsylvania. In its initial complaint, AlliedSignal sought a declaratory judgment as to, among other things, the applicability and/or validity of the Continuing Director provisions contained in AMP's Rights Agreement and the constitutionality of certain provisions of the Pennsylvania Business Corporation Law under the Commerce Clause and Supremacy Clause of the United States Constitution. In addition, AlliedSignal sought to enjoin AMP from, among other things, (i) fixing a record date for determining the shareholders entitled to vote on the proposals in the AlliedSignal Consent Solicitation more than ten days after the date of AlliedSignal's written notice requesting that a record date be set; (ii) increasing the size of AMP's Board and filling the new seats with Board nominees after commencement of the AlliedSignal Consent Solicitation; (iii) refusing to redeem the Rights issued under AMP's Rights Agreement or amending the Rights Agreement so as to make the Rights inapplicable to the Original AlliedSignal Offer, and refusing to grant prior approval of the Original AlliedSignal Offer and second-step merger for purposes of the Pennsylvania Business Combination Statute; (iv) amending its By-laws to in any way impede the effective exercise of the shareholder franchise; or (v) taking any steps to impede or frustrate the ability of AMP's shareholders to consider or make their own determination as to whether to accept the terms of the Original AlliedSignal Offer and the proposals in the AlliedSignal Consent Solicitation, or taking any other action to thwart or interfere with the Original AlliedSignal Offer or the AlliedSignal Consent Solicitation.

     On August 24, 1998, AMP filed its answer to the complaint filed by AlliedSignal on August 4, 1998 in the United States District Court for the Eastern District of Pennsylvania. In its answer, AMP denied that AlliedSignal is entitled to any relief under its complaint and raised several affirmative defenses.

     On September 14, 1998, AlliedSignal filed a motion to amend its complaint. The proposed amended complaint sought (i) declaratory and injunctive relief declaring Amendment No. 3 to the Rights Agreement ("Amendment No. 3"), approved by the Board on August 20, 1998, to be invalid under Pennsylvania law; or to the extent that Amendment No. 3 is permitted under Pennsylvania law, declaring the law as so applied unconstitutional under the Supremacy and Commerce Clauses of the United States Constitution and (ii) declaratory and injunctive relief prohibiting AMP's Board from taking any further action which might interfere with the Amended AlliedSignal Offer (as defined in Note 5 to Condensed Consolidated Financial Statements) or the AlliedSignal Consent Solicitation. AMP agreed not to oppose AlliedSignal's motion to amend the complaint. On the same day, AlliedSignal also filed a motion for (1) partial summary judgment on the claim for a declaratory judgment set forth in the amended complaint that Amendment No. 3 is invalid, or, in the alternative, a preliminary injunction restraining enforcement of Amendment No. 3; and (2) a preliminary injunction prohibiting AMP's Board from taking any action that would make the shareholder vote on the AlliedSignal Consent Solicitation invalid.

     On September 18, 1998, AlliedSignal filed a cross-motion for summary judgment which sought the dismissal, as a matter of law, of the claim in the complaint filed by AMP against AlliedSignal and PMA alleging an improper board packing scheme. AMP's claims against AlliedSignal are discussed below.

     On September 22, 1998, AlliedSignal filed a motion for leave to file a second amended complaint in the United States District Court for the Eastern District of Pennsylvania. The proposed second amended complaint sought to broaden AlliedSignal's claim regarding AMP's Amendment No. 3 to the Rights Agreement to incorporate a challenge to AMP's Amendment No. 4 to the Rights Agreement ("Amendment No. 4"). Among other things, it sought (i) a declaratory judgment that certain provisions of Amendment No. 4 which make the Shareholder Rights Plan non-amendable are in violation of Pennsylvania law, (ii) a declaratory judgment that, to the extent that Pennsylvania law authorizes the amendment, such law is unconstitutional under the Supremacy Clause of the United States Constitution because it violates the Commerce Clause and the Williams Act, (iii) an order enjoining the enforcement of Amendment No. 4, and (iv) an order enjoining AMP and all persons acting on AMP's behalf from taking action to interfere with the AlliedSignal Consent Solicitation. AlliedSignal also sought summary judgment with respect to its expanded claim regarding AMP's amendments to the Rights Plan.

     College Retirement Equities Fund and the shareholder group plaintiffs (identified below) filed amicus curiae motions and briefs in support of AlliedSignal's motion for declaratory and injunctive relief on September 25, 1998.

     On September 25, 1998, AlliedSignal filed a motion for leave to file a third amended complaint, which was granted by the United States District Court for the Eastern District of Pennsylvania. Adding to the claims asserted in its earlier complaints, AlliedSignal's proposed third amended complaint challenged the November 16, 1998 record date set by AMP's Board of Directors for the solicitation of consents regarding the Rights Plan Proposal (as defined in Note 5 to Condensed Consolidated Financial Statements). AlliedSignal asked the Court either to fix a record date of October 15, 1998 for the consent solicitation on the Rights Plan Proposal or to order AMP to fix October 15, 1998 as the record date for that proposal. As described below, the Court has denied AlliedSignal's request to fix October 15, 1998 as the record date for the Rights Plan Proposal and subsequently found the Rights Plan Proposal to be unlawful.


Blum v William J. Hudson, Jr. et al., Civil Action No. 98-CV-4109;
Silver v AMP Incorporated et al., Civil Action No. 98-CV-4120;
Goldstein v AMP Incorporated, et al., Civil Action No. 98-CV-4127;
Margolis Partnership v AMP Incorporated, et al., Civil Action No. 98-CV-4187
-----------------------------------------------------------------------------

     Four purported shareholder class action lawsuits were filed by AMP shareholders against AMP and its Board of Directors in the United States District Court for the Eastern District of Pennsylvania on or about August 6 and 7, 1998. These complaints alleged similar acts of misconduct, i.e., that AMP and its directors improperly refused to consider the Original AlliedSignal Offer (as defined in Note 5 to Condensed Consolidated Financial Statements) and wrongfully relied upon provisions of AMP's Rights Agreement and the Pennsylvania Business Corporation Law to block the Original AlliedSignal Offer. Plaintiffs in these suits sought, among other things, a declaratory judgment that (i) the Continuing Director provisions contained in AMP's Rights Agreement violate Pennsylvania law and the Board's fiduciary duties; (ii) certain provisions of the Pennsylvania Business Corporation Law are unconstitutional under the Commerce, Supremacy and Due Process Clauses of the United States Constitution; and (iii) establishes the proper record date for the AlliedSignal Consent Solicitation. In addition, plaintiffs sought to enjoining AMP and the Board from, among other things, (i) refusing to redeem the Rights, to amend the Rights Agreement so as to eliminate the Continuing Director provisions, or to render the Rights inapplicable to the Original AlliedSignal Offer and second-step merger for purposes of the Pennsylvania Business Combination Law; (ii) amending AMP's By-laws to impede the effective exercise of the shareholder franchise; (iii) taking any other steps to impede or frustrate the ability of AMP's shareholders to consider or make their own determination as to whether to accept the terms of the Original AlliedSignal Offer or the proposals in the AlliedSignal Consent Solicitation; (iv) increasing the size of AMP's Board and filing the new seats with Board nominees after commencement of the AlliedSignal Consent Solicitation; and (v) fixing a record date for determining the shareholders entitled to vote on the proposals in the AlliedSignal Consent Solicitation more than ten days after the date of AlliedSignal's written notice to AMP. Plaintiffs further request that the Court order AMP's Board to (i) cooperate fully with any entity or person, including AlliedSignal, having a bonafide interest in proposing any transaction that would maximize shareholder value; (ii) immediately undertake an appropriate evaluation of AMP's worth as a merger or acquisition candidate; (iii) take all appropriate steps to effectively expose AMP to the marketplace in an effort to create an active auction of AMP; (iv) act independently so that the interests of AMP's public shareholders will be protected; and (v) adequately ensure that no conflicts of interest exist between the individual defendants' own interest and their fiduciary obligations. On August 19, 1998, the Court ordered the consolidation of the four shareholder actions, and further ordered that the consolidated action be coordinated with the AlliedSignal action for purposes of discovery.

     On September 28, 1998, the shareholder plaintiffs filed their First Consolidated Class Action Amended Complaint. The consolidated amended complaint names as defendants AMP, all but one of the individual members of AMP's Board of Directors and eighteen of AMP's officers. The complaint alleged (i) violations of the Securities Exchange Act of 1934, as amended, for failure to set forth an adequate explanation of the reasons for recommending rejection of the AlliedSignal tender offer in AMP's Solicitation Recommendation Statement on
Schedule 14D-9 filed by AMP in connection with the AlliedSignal tender offer and for failing to disclose material information regarding the reasons for rejection; (ii) that Amendments Nos. 3 and 4 to the Rights Agreement adopted by the Board of Directors are illegal under the Pennsylvania Business Corporation Law; and (iii) that if Amendments Nos. 3 and 4 to the Rights Agreement are not illegal under the Pennsylvania Business Corporation Law, then that statute violates the Commerce, Supremacy and Due Process clauses of the United States Constitution. The Plaintiffs sought, among other things, a declaratory judgment
(i) that certain provisions of the Pennsylvania Business Corporation Law are unconstitutional; (ii) that Amendments Nos. 3 and 4 to the Rights Agreement violate the Pennsylvania Business Corporation Law and should be enjoined; (iii) that the individual defendants have infringed the voting rights of AMP shareholders; and (iv) that the individual defendants have violated their fiduciary duties to AMP, Plaintiffs also sought to enjoin the defendants from entrenching themselves in office and from impairing the shareholders' rights to vote on certain matters, and ask the Court to order defendants to disclose all material facts relating to AMP's and AlliedSignal's solicitations.

     AMP intends to continue to defend vigorously against these actions.


AMP Incorporated v AlliedSignal Corporation, et al., Civil Action No. 98-CV-4405
--------------------------------------------------------------------------------

     On August 21, 1998, AMP filed a complaint in the United States District Court for the Eastern District of Pennsylvania against AlliedSignal and PMA. The complaint sought declaratory and injunctive relief to prevent AlliedSignal from pursuing its attempt to pack the AMP Board of Directors with AlliedSignal executive officers and directors who would have an irreconcilable conflict of interest were they to serve as directors of AMP. The complaint alleged that the
Schedule 14D-1 filed by AlliedSignal and PMA with the Securities and Exchange Commission is false and misleading because it fails to disclose that AlliedSignal's representatives on the AMP Board of Directors would have a conflict of interest and how AlliedSignal would propose to deal with such conflict, and that AlliedSignal's attempt to pack the Board would prevent the current members of the Board from fulfilling their fiduciary duties to AMP under Pennsylvania law.

     On September 11, 1998, AMP filed a motion for summary judgment on the Second Claim for Relief of its complaint against AlliedSignal and PMA. The Second Claim for Relief is based upon the fact that AlliedSignal's attempt to pack the AMP Board with AlliedSignal's directors and senior management would create pervasive, irreconcilable conflicts of interest. The AlliedSignal Nominees have an undivided duty of loyalty to AlliedSignal that would conflict with their ability to fulfill their fiduciary duties to AMP under Pennsylvania law. AMP's motion sought an order declaring that the AlliedSignal Consent Solicitation proposals are in violation of Pennsylvania law.

     On September 22, 1998, AMP filed an amended complaint against AlliedSignal in the United States District Court for the Eastern District of Pennsylvania. The amended complaint broadens the claims asserted by AMP in its initial complaint. It seeks, among other things, (i) an order declaring that the Pennsylvania Control-Share Acquisitions statute bars AlliedSignal from voting any shares acquired pursuant to the Amended AlliedSignal Offer and (ii) a declaratory judgment that AlliedSignal's Rights Plan Proposal, which purports to delegate to non-directors authority relating to the Shareholder Rights Plan, violates Pennsylvania law. In addition to seeking to enjoin the AlliedSignal board packing plan referenced in the initial complaint, the amended complaint also alleged violations of certain requirements of the federal securities laws relating to tender offers.

     The Court heard arguments on AMP's and AlliedSignal's motions on September 28, 1998. The Court denied AlliedSignal's request to fix October 15, 1998 as the record date for the Rights Plan Proposal.

     On October 8, 1998, the Court entered an Order and Memorandum Opinion in the above-referenced actions. With respect to AMP's motion for partial summary judgment in the nature of a declaratory judgment regarding the Second Claim for Relief of AMP's Complaint that AlliedSignal's consent solicitation plans are unlawful, the Court enjoined AlliedSignal's board-packing consent proposals, "until [AlliedSignal] states unequivocally that its director nominees have a fiduciary duty solely to AMP under Pennsylvania law and includes a statement from each nominee affirmatively committing personally to that duty." Shortly thereafter, AlliedSignal stated that each of the AlliedSignal Nominees had provided AlliedSignal with a letter purporting to comply with the Court Opinion. At a hearing held on October 15, 1998, the Court ruled that its injunction against AlliedSignal's board-packing proposals would remain in place, pending a new hearing set for October 21, 1998 to determine whether AlliedSignal has complied with the Court's October 8th Order. On October 16, 1998, AMP filed a motion under Rule 59(e) for reconsideration of that part of the Court's October 8th order which denied in part AMP's motion for summary judgment declaring that AlliedSignal's consent solicitation is unlawful and in violation of public policy. AlliedSignal's response to the Rule 59(e) motion was filed on October 20, 1998. The Court issued its order denying AMP's Rule 59(e) motion on October 22, 1998.

     In its October 8th Order, the Court denied AlliedSignal's motions for summary judgment, preliminary injunction and declaratory judgment with respect to the Rights Plan in their entirety. The Court held that "AMP's actions in amending its shareholder rights plan cannot be enjoined as ultra vires acts or breaches of fiduciary duty." In addition, the Court declared that AlliedSignal's consent proposal to amend AMP's By-laws in order to place the Board of Directors' authority over the shareholders rights plan in the hands of persons not on the Board is unlawful.

     The Court further held that shareholders participating in the shareholders' litigation against AMP, in re: AMP Shareholder Litigation, do not have standing to seek an injunction against the actions of the AMP Board for not acceding to AlliedSignal's merger proposal.

     On October 9, 1998, AlliedSignal filed two Notices of Appeal in the United States District Court for the Eastern District of Pennsylvania from the Court's October 8th Order. AlliedSignal is appealing the Court's (1) grant of partial summary judgment to AMP in the nature of a declaratory judgment that AlliedSignal's Rights Plan Proposal is unlawful; (2) order enjoining AlliedSignal's consent solicitation to amend AMP's By-laws and expand the size of the Board until AlliedSignal states unequivocally that its director nominees have a fiduciary duty solely to AMP under Pennsylvania law and includes a statement from each nominee affirmatively committing personally to that duty and
(3) denial of a preliminary injunction with respect to Amendment No. 3 and Amendment No. 4 to AMP's Rights Plan. Also on October 9, 1998, AlliedSignal filed a Motion for an Expedited Appeal in the United States Court of Appeals for the Third Circuit, requesting that briefing for the appeals be completed by October 16, 1998, with oral argument, if necessary, to be held as soon as practicable thereafter.

     On October 13, 1998, AMP filed in the District Court a motion for expedited discovery in the form of depositions of the AlliedSignal Nominees. AlliedSignal filed its opposition to this motion on October 19, 1998. The Court granted AMP's motion for leave for expedited discovery in an order issued October 22, 1998.

     AlliedSignal filed a Supplement to its Motion for an Expedited Appeal, as well as its opening appellate brief and supporting materials, in the Court of Appeals on October 13, 1998. AMP responded to the Motion for an Expedited Appeal on October 14, 1998 and AlliedSignal filed its reply on October 14, 1998. The Court of Appeals has granted the motion for expedited review, and set a briefing schedule. On October 20, AMP filed with the Court of Appeals its brief in opposition. On October 19, 1998, College Retirement Equities Fund and the shareholders group plaintiffs separately filed briefs of amicus curiae in support of reversal of the District Court's decision. AlliedSignal filed its reply brief on October 23, 1998. AMP filed its brief in reply to the briefs of the amici curiae on October 29, 1998.

     On October 14, 1998, AMP filed in the District Court a motion for partial summary judgment on Count Four in the First Amended Complaint against AlliedSignal requesting that the Court find the shares of AMP Common Stock held by AlliedSignal to be "control shares" under Subchapter G of Chapter 25 of the Pennsylvania Business Corporation Law and seeking to have the Court enjoin AlliedSignal from voting such shares until its voting rights are restored in accordance with Subchapter G. On October 29, 1998, AlliedSignal filed its cross-motion for partial summary judgment dismissing Count Four in AMP's First Amended Complaint. AMP's reply memorandum of law was filed on November 4, 1998. The Court heard argument on the motion on November 4, 1998. No decision has been rendered.

     On October 21, 1998, the Court considered the question as to whether it had jurisdiction to review its order of October 8th in light of the appeal of that order pending in the Court of Appeals for the Third Circuit. The Court postponed until November 4, 1998 a hearing on AlliedSignal's compliance with the order and AMP's claims that the AlliedSignal nominees are irreconcilably conflicted and cannot be elected to the AMP Board and requested that each party file briefs on the jurisdictional issue. On October 21, 1998, the Court entered an order continuing the injunction under its October 8th order relating to AlliedSignal's consent solicitation until such time that the Court issues an order dissolving the injunction. This order was appealed to the Court of Appeals for the Third Circuit by AlliedSignal on October 23, 1998. On that same date AlliedSignal also filed a motion to consolidate all appeals pending with the Court of Appeals. On October 29, 1998, AMP responded to AlliedSignal's motion to consolidate the pending appeals.

     On October 22, 1998 AlliedSignal filed an emergency motion with the Court of Appeals for the Third Circuit seeking a stay of the injunction under the Court's October 8th order pending an expedited appeal or, in the alternative, for an emergency hearing on the merits of the issues on appeal. AMP filed its response to this emergency motion on October 26, 1998 and AlliedSignal in turn filed its reply brief on October 27, 1998. The Court of Appeals denied AlliedSignal's emergency motion in an order issued on November 2, 1998.

     On October 29, 1998 AMP filed its brief concerning the issue of the Court's jurisdiction to consider AlliedSignal's compliance with the October 8th order during the pendency of an appeal of that order. AlliedSignal's response was filed with the Court on November 2, 1998.

     At the hearing held on November 4, 1998, the Court determined that it would hear testimony and receive documentary and deposition evidence but could not take any action with respect to its October 8th Order until AlliedSignal arranged for the Court of Appeals to remand jurisdiction with respect to the injunction to the Court. Based on the evidence produced at the hearing, the Court ruled that AlliedSignal was not in compliance with the Court's October 8th order and that the consent solicitation remained enjoined until compliance was established. The Court also found no basis to prevent AlliedSignal's consent solicitation from proceeding by reason of irreconciliable conflicts.

     Another hearing was held on November 6, 1998 to establish AlliedSignal's compliance with the October 8th order. Again the Court found that AlliedSignal had not met the requirements of the October 8th order and continued the injunction.